   As filed with the Securities and Exchange Commission on July 21, 1999

                                                      Registration No. 333-78857
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                               -----------------

                                  FTD.COM INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               -----------------

         Delaware                    7389                    36-4294509
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)

                              3113 Woodcreek Drive
                         Downers Grove, Illinois 60515
                                 (630) 724-6200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

                               Michael J. Soenen
                     President and Chief Executive Officer
                              3113 Woodcreek Drive
                         Downers Grove, Illinois 60515
                                 (630) 724-6200
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:
           Timothy J. Melton                       Matthew J. Mallow
       Jones, Day, Reavis & Pogue         Skadden, Arps, Slate, Meagher & Flom
          77 West Wacker Drive                            LLP
        Chicago, Illinois 60601                     919 Third Avenue
             (312) 782-3939                     New York, New York 10022
                                                     (212) 735-3000

                               -----------------


   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               -----------------


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JULY 21, 1999

PROSPECTUS

                                5,500,000 Shares


                              Class A Common Stock

                                 -------------

We anticipate that the initial public offering price for our Class A common stock will be between $13.00 and $15.00 per share. We have applied to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol "EFTD."

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 9 to read about risks that you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 -------------

                                                               Per
                                                              Share     Total
                                                            --------- ---------
Public offering price...................................... $         $
Underwriting discounts and commission...................... $         $
Proceeds, before expenses, to us........................... $         $

                                 -------------

The underwriters may, under some circumstances, purchase up to an additional 825,000 shares of Class A common stock from us at the initial public offering price less the underwriting discount. The underwriters expect to deliver the
shares against payment in New York, New York on          , 1999.

                                 -------------

Bear, Stearns & Co. Inc.
         Thomas Weisel Partners LLC
                                                   Volpe Brown Whelan & Company
                                                        E*TRADE Securities, Inc.

                  The date of this prospectus is        , 1999.

                                  [Graphics]

[Outside front cover and outside back cover - across the outside front cover and outside back cover is a picture of a daisy. Front inside cover - FTD.COM logo and four pictures of flowers. Back inside cover - five pictures of products offered by FTD.COM. In the bottom left-hand corner are the words "FTD conducts extensive research to offer consumers a wide selection of floral designs and specialty gifts." Gatefold-left side - FTD.COM logo, two pictures of products offered by FTD.COM, one picture of a flower and a picture of a couple with flowers. Gatefold-right side - one picture of product offered by FTD.COM, one picture of flowers and three pictures of screen shots from FTD.COM's Web site. Above the picture of the screen shots from FTD.COM's Web site are the words "Broad selection of flowers and gifts;" "Easy search and order capabilities;" and "Individual accounts with personalized reminder services."]

                              ------------------

   We are not incorporating the information on our Web site into this prospectus and we do not intend to make our Web site a part of this prospectus. FTD(R), the Mercury Man(R) logo and the FTD logo are the property of Florists' Transworld Delivery, Inc. This prospectus includes trademarks, trade names and service marks of other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its owner.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the Class A common stock. You should read the entire prospectus carefully, especially the risks of investing in the Class A common stock discussed under "Risk Factors." Unless we indicate otherwise in this prospectus, references to "the Company," "FTD.COM," "we" or "our" mean FTD.COM INC., and references to "FTDI" mean Florists' Transworld Delivery, Inc.

   FTD.COM is an Internet and telephone marketer of flowers and specialty gifts. We were founded by FTD to sell directly to consumers through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. We utilize a group of approximately 6,500 FTD florists who adhere to our quality guarantee and service standards. Through this network, we can provide same-day delivery of floral orders to over 97% of the U.S. population. We offer over 150 floral arrangements for holidays and other occasions as well as 50 specialty gifts, such as stuffed animals and other plush toys, gourmet gift baskets, holiday gift sets and collectible containers. Our products are available at prices ranging from $29.99 to $176.99. For the three months ended March 31, 1999, our total revenues were $12.4 million and we received a total of 208,845 orders. Internet orders represented 57% of total customer orders during this period.

   The Internet is dramatically affecting the methods by which consumers buy goods and services. We believe that the number of consumers who purchase flowers and specialty gifts online and the purchasing frequency of those consumers will increase substantially over the next few years. We expect this growth to be driven by several factors, including the consumer's ability to view and obtain detailed information about the products they are considering purchasing, the convenience offered by shopping online and the ability to be personally reminded of upcoming purchasing occasions. Forrester Research estimates that U.S. retail consumer purchases of goods and services over the Internet will increase from $7.8 billion in 1998 to over $108 billion in 2003. Forrester Research also forecasts that the U.S. online market for flowers will increase from $212 million in 1998 to $906 million in 2003 and that the U.S. online market for specialty gifts will increase from $63 million in 1998 to $544 million in 2003. We believe that the flower and specialty gift markets are fragmented and that our strategies to take advantage of this market opportunity, combined with our competitive strengths will enable us to grow our business and build market share.

Business Strategy

   Our objective is to be the leading marketer of flowers and specialty gifts on the Internet. We intend to pursue this objective by employing the following strategies:

  . Build brand awareness, increase our customer base and increase their purchasing frequency. We plan to achieve this objective by capitalizing on the FTD brand, which is among the most recognized consumer brands in America, and significantly expanding our online and traditional advertising, direct marketing/affinity and retention marketing efforts. We believe that the www.ftd.com URL is commercially advantageous because of the strength and simplicity of the FTD brand name.

  . Enhance our customers' shopping experience. We plan to continue to invest in technologies that offer customers the most convenient, user-friendly and secure shopping experience possible.

  . Continue to strengthen our fulfilling florist network. Nearly all of our floral orders are filled by a group of approximately 6,500 FTD florists known as our "fulfilling florists." Our fulfilling florists are required to adhere to our program rules and service standards, including our 100% satisfaction guarantee and same-day delivery. Our ongoing quality control efforts include randomly placing test orders with our fulfilling florists and monitoring customer feedback to ensure customer satisfaction.

  . Promote our Web site to telephone customers. We intend to encourage consumers who currently purchase flowers and specialty gifts over the telephone to make their future purchases through our Web site. We believe that our Web site provides a superior shopping experience and is a better medium to retain and market to our customer base.

  . Expand our product offerings. We currently offer a variety of products that incorporate popular consumer brands, such as The Walt Disney Company's Winnie The Pooh(R), M&M/Mars, Inc.'s M&M's(R) characters, Hickory Farms(R), Vermont Teddy Bears(R) and Crabtree & Evelyn(R). We will seek to expand our product offerings to provide our customers with the best selection of flowers and specialty gifts.

  . Provide quality customer service. By continuing to improve our Web site and call centers and promoting our 100% customer satisfaction guarantee, we intend to further develop and strengthen our reputation for customer service.

  . Capitalize on FTD's international fulfillment capability. The 6,500 fulfilling florists who have agreed to our service standards are a subset of the approximately 20,000 FTD florists located in North America. Because of our relationship with FTD, we also have access to a network of approximately 32,000 florists located outside North America to fulfill our orders abroad. We intend to market our international fulfillment capabilities to North American consumers who wish to send flowers abroad.

Ownership of FTD.COM

   FTD.COM, formed in May 1999, is a subsidiary of Florists' Transworld Delivery, Inc., or FTDI. Shortly after the formation of FTD.COM, Buena Vista Internet Group and DBV Investments, L.P., one of MSD Capital, L.P.'s investment partnerships, made investments in FTD.COM. Buena Vista Internet Group is a wholly owned subsidiary of The Walt Disney Company and MSD Capital is the private investment firm for Michael S. Dell.

   The following chart illustrates the ownership structure of FTD.COM prior to this offering:

                                  [FTD CHART]

   FTDI is the successor to Florists' Transworld Delivery Association, a non-profit cooperative association that was founded by a group of retail florists in the U.S. in 1910. FTDI is a wholly owned subsidiary of FTD Corporation and, through its subsidiaries, operates all of the businesses that were conducted by Florists' Transworld Delivery Association prior to its acquisition by FTD Corporation in December 1994, except for various trade association activities. Those trade association activities are conducted by FTD Association, which is a member-owned, non-profit trade association, representing the interests of, and providing educational and governmental lobbying services for, FTD florists. Neither FTD Corporation nor FTDI has any ownership interest in FTD Association.

   Our principal executive office is located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515, and our telephone number is (630) 724-6200. Our Web site address is www.ftd.com and our toll-free telephone number is 1-800-SEND-FTD. We are not incorporating the information on our Web site into this prospectus and we do not intend to make our Web site a part of this prospectus.

                               ------------------

   Unless otherwise indicated, all information in this prospectus:

    . reflects the conversion of all outstanding shares of our Series A 8% Cumulative Redeemable Convertible Preferred Stock into an aggregate of 1,080,000 shares of Class A common stock;

    .  gives effect to a 12-for-1 split of our Class B common stock; and

    . assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                  THE OFFERING

   The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering. The following information also excludes shares of Class A common stock issuable upon exercise of options, which vest over various periods of time, outstanding as of the date of this prospectus.

Class A common stock offered
 by FTD.COM...................   5,500,000 shares

Common stock to be outstanding
 after the offering:
  Class A common stock........   6,580,000 shares
  Class B common stock........  40,920,000 shares

Proposed Nasdaq National
 Market symbol................  EFTD

Use of proceeds...............  We intend to use between $50.0 million and
                                $65.0 million of the net proceeds from the
                                offering for advertising, promotion and other
                                marketing activities. We will use approximately
                                $3.0 million for capital expenditures and the
                                remaining net proceeds for other general
                                corporate purposes, including working capital.
                                In the event that we identify suitable
                                acquisition candidates or investment
                                opportunities, we may also use a portion of the
                                net proceeds to acquire or invest in
                                complementary businesses, services or products.
                                We currently have no commitments or agreements
                                with respect to any acquisition or investment
                                transactions.

Voting rights.................  The holders of Class A common stock have voting rights identical to holders of Class B common
                                stock, except that holders of Class A common
                                stock are entitled to one vote per share and
                                holders of Class B common stock are entitled to
                                ten votes per share. Holders of both classes of
                                common stock generally will vote together as a
                                single class on all matters presented to the
                                stockholders for their vote or approval, except
                                as otherwise required by applicable Delaware
                                law.

                             SUMMARY FINANCIAL DATA

                                                                Nine months
                                     Year ended June 30,      ended March 31,
                                   -------------------------  ----------------
                                    1996     1997     1998     1998     1999
                                   -------  -------  -------  -------  -------
                                     (in thousands, except order and per
                                                 share data)
Statement of Operations:

Total revenues.................... $18,541  $26,255  $30,663  $19,082  $31,183

Gross profit......................   3,110    3,972    4,339    2,281    6,664

Gross profit (%)..................    16.8%    15.1%    14.2%    12.0%    21.4%

Marketing and promotion expenses.. $ 4,188  $ 4,864  $ 5,995  $ 3,614  $ 7,797

Loss from operations..............  (5,284)  (5,705)  (6,315)  (4,454)  (5,755)

Net loss.......................... $(3,306) $(3,583) $(3,895) $(2,774) $(3,532)

Pro forma basic and diluted net
 loss per share...................                   $  (.09)          $  (.08)
Pro forma shares used in the
 calculation of basic and diluted
 net loss per share (1)...........                    42,000            42,000

Other Data:

Total orders...................... 377,665  513,198  602,396  376,202  538,188

Average order value (2)...........  $48.96   $51.11   $50.50   $50.70   $52.99

Percentage Internet orders........    10.6%    17.0%    33.8%    29.3%    48.9%

----------
(1) Pro forma shares used in the calculation of basic and diluted net loss per share reflects shares outstanding as of May 19, 1999, giving retroactive effect to the 12-for-1 split of our Class B common stock discussed in note 6 of the notes to our financial statements.
(2) Average order value represents order revenues and service fees, net of discounts divided by total orders.

                            June 30,                  March 31, 1999
                         ----------------  -------------------------------------
                                                                  Pro Forma
                                                                     As
                          1997     1998    Actual   Pro Forma(1) Adjusted(2)
                         -------  -------  -------  ------------ -----------
                                          (in thousands)
Balance Sheet Data:
  Cash.................. $   --   $   --   $   --     $ 9,000      $78,800
  Working capital
   (deficit)............  (2,018)  (2,130)  (2,904)     6,096       75,896
  Total assets..........     247    2,212    1,711     10,711       80,511
  Total stockholders'
   equity (deficit).....  (2,018)    (151)  (1,369)    (1,369)      77,431

----------
(1) On a pro forma basis giving effect to:

  . the formation of FTD.COM and the initial contribution of assets by FTDI and assumption of the liabilities by FTD.COM related to the formation; and

  . the issuance and sale of 60,000 shares and 30,000 shares of our Series A
    8% Cumulative Redeemable Convertible Preferred Stock to Buena Vista Internet Group and DBV Investments, L.P. for consideration of $6.0 million and $3.0 million, respectively.
(2) On a pro forma as adjusted basis giving effect to:

  . the sale of the 5,500,000 shares of Class A common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, the mid-point of the offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay;

  . the automatic conversion of each share of Series A preferred stock into 12 shares of Class A common stock upon the closing of this offering; and

  . the 12-for-1 split of the Class B common stock discussed in note 6 of the notes to our financial statements.

                                  RISK FACTORS

   An investment in the Class A common stock involves a high degree of risk. You should consider carefully the following information about these risks before buying shares of Class A common stock. The risks described below are not the only ones facing our company. Additional risks may impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the notes to those statements.

        Investing in our Class A common stock may expose you to the following risks inherent in our business.

   We do not have an operating history as an independent company and our historical financial statements do not reflect operations of an independent company.

   The historical financial statements contained elsewhere in this prospectus include allocations for technical, human resources, accounting, administrative, legal and other expenses incurred by FTDI for services rendered to us. These allocations are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had we been operating as a separate, stand-alone company. We have also relied on FTDI to provide financing for our historical operations. As a result, our cash flows to date are not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company during the periods presented. In the event our actual costs as an independent company are significantly higher than the costs reflected in our historical financial statements, our business, results of operations and financial condition will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   We currently are not profitable and expect to record significant losses for the foreseeable future.

   We have incurred net losses in each of the past three years. We incurred an aggregate net loss of $10.8 million for the three year period ended June 30, 1998, including net losses of $3.3 million, $3.6 million and $3.9 million for the years ended June 30, 1996, 1997 and 1998, respectively. We expect to record significantly greater net losses for the foreseeable future. The principal causes of our losses have been, and are likely to continue to be, significant brand development costs, marketing costs and systems and technology development costs.

   Our brand may not achieve the broad recognition necessary to succeed.

   We believe that broader recognition and a favorable consumer perception of the FTD.COM brand are essential to our future success. Successful positioning of the FTD.COM brand will largely depend on the success of our advertising, marketing and promotion efforts and our ability to continue to provide high quality products and customer service. We believe that many consumers currently associate the FTD.COM brand primarily with the sale of flowers and floral arrangements. One of our growth strategies involves the expansion of our specialty gift business. To grow our specialty gift business, we will need to increase awareness of the FTD.COM brand in the specialty gift market. As a result, we intend to continue to pursue an aggressive brand development strategy, which will include substantially larger advertising, marketing and promotional programs than those historically undertaken by us. These initiatives will involve significant expense. If our brand development strategy is unsuccessful, these expenses may never be recovered and we may be unable to generate a profit in the future.

   We do not own the FTD trademark and associated logos that we use to promote our brand.

   The FTD trademark and associated logos, which we use to promote the FTD.COM brand, are owned by FTDI and licensed to us for specific uses. The FTD trademark and associated logos are also licensed to FTD florists, some of whom also fulfill orders for our competitors or operate their own Web sites. Any use of the FTD trademark and associated logos by FTDI or another third party that creates an unfavorable perception of the FTD trademark and associated logos may dilute our efforts to broaden recognition and enhance the perception of the FTD.COM brand.

   Market competition among our existing and potential competitors may adversely affect our business.

   Increased competition may result in lower revenues due to price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not adversely affect our business. We compete with both traditional distribution channels, other Web sites, telephone order originators and catalogs, including 1-800-FLOWERS.COM, INC., Gerald Stevens, Inc. and PC Flowers & Gifts.com Inc. In addition, competitors who are FTD florists in good standing are not restricted from using the FTD Clearinghouse and the network of FTD florists to fill their orders. Some of our existing and potential competitors may have significant competitive advantages, including larger customer bases and greater technical expertise, brand recognition or Internet commerce experience. In addition, some of our existing and potential competitors may be able to devote significantly greater resources than us to marketing campaigns, attracting traffic to their Web sites and system development. We expect competition to continue to increase because there are few barriers to entry in the floral and specialty gift businesses and because of the relative ease with which new Web sites can be developed.

   Our business could be adversely affected if we are unable to maintain a significant advertising presence on high-traffic Web sites.

   We depend on establishing and maintaining an advertising presence on high-traffic Web sites, including third party portals and content sites, for a significant portion of the visits to our Web site. We have a number of relationships with these Web sites that expire at various times over the next three years. There is intense competition for placement of advertising on these Web sites, and we may have to pay significant fees to establish or maintain a presence on these Web sites in the future. We may be unable to enter into relationships with these sites on commercially reasonable terms or at all.

   Further, many Web sites that we may approach to establish an advertising presence or who we already have a relationship with may also provide advertising services for other marketers of flowers and specialty gifts. As a result, these sites may be reluctant to enter into or maintain relationships with us. Our business, results of operations and financial condition could be adversely affected if we do not develop and secure sufficient online advertising or secure an appropriate presence on commercially reasonable terms or if these activities do not effectively attract users to our Web site and lead to a substantial amount of sales.

   Consumers may reduce discretionary purchases of flowers and specialty gifts.

   We believe that consumer spending on flowers and specialty gifts is influenced by general economic conditions and the availability of discretionary income. Accordingly, companies that compete in these businesses, including us, may experience sustained periods of declines in sales during future economic downturns. Any material decline in the amount of discretionary spending could adversely affect our business, results of operations and financial condition.

   Consumers may not regularly purchase the products we offer over the Internet or telephone.

   There are many other channels through which consumers are able to purchase flowers and specialty gifts, including retail floral shops, catalogs and supermarkets and other mass merchants that have floral shops. The success of our business depends to a large extent on consumers purchasing flowers and specialty gifts over the Internet or telephone instead of through these other channels. Our business, results of operations and financial condition would be adversely affected if consumers purchase these products over the Internet one or two times because of the novelty of Internet commerce, but then elect to make future flower and specialty gift purchases through more traditional channels.

   Our business could be adversely affected if we are unable to expand our business through our marketing arrangements.

   We intend to expand our marketing various licensed products, such as products that incorporate M&M/Mars, Inc.'s M&M's(R) characters and The Walt Disney Company's Winnie the Pooh.(R) We believe that our business will benefit when we have the right to market products that incorporate popular consumer brands. These arrangements typically involve a non-exclusive license between us or FTDI and the owner of the brand and typically last for periods of one to four years. We expect to rely on FTDI to develop some of these licensed products. In addition, in order to maintain these marketing arrangements, it is important that we not take any action that the licensors believe harms their brands. Our business could be adversely affected if we are unable to expand these marketing arrangements with third parties.

   Our quarterly operating results are subject to fluctuations and seasonality.

   Our revenues and operating results may vary from quarter to quarter due to factors beyond our control. For example, our revenues and operating results tend to be lower for the quarter that ends on September 30 because none of the most popular floral holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, falls within that quarter. In addition, the popular floral holiday of Easter sometimes falls within the quarter that ends on March 31 and sometimes falls within the quarter that ends on June 30.

   For fiscal 1998, our last completed fiscal year, we recorded 11%, 26%, 25% and 38% of our total revenues in the quarters ended September 30, December 31, March 31 and June 30, respectively.

   As a result, comparisons of our results of operations from one quarter to the immediately preceding quarter are of limited relevance in evaluating our historic financial performance and predicting our future performance. It is also possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Class A common stock may fall.

   Our business could be adversely affected if consumers increase the frequency of their purchases from FTD florist Web sites that are accessible through our Web site.

   FTDI's Florists Online(TM) business unit offers FTD florists the opportunity to establish Web sites that enable consumers to place orders directly with an FTD florist. Through an agreement with FTDI, we currently host Web sites for approximately 2,500 FTD florists. These florist Web sites are accessible through our Web site. Consumers may prefer to place orders directly with these retail florists instead of placing an order through us. Although we currently receive a monthly fee from FTDI for hosting those Web sites designed to offset any migration of sales from our Web site to the Web sites of those retail florists or to those retail florists directly, there can be no assurance that these revenues will in fact offset revenue loss through this program. The Florists Online Hosting Agreement between FTDI and us expires on June 30, 2000.

   FTDI's relationship with the FTD Association limits the way we can operate and expand our business.

   Our operations are materially restricted by the following provisions of the Mutual Support Agreement and Trademark License Agreement between FTDI and FTD Association. Both the Mutual Support Agreement and the Trademark License Agreement between FTDI and FTD Association expire in December 2093. Unless timely notice is given, these agreements automatically renew for subsequent 99-year periods. The Mutual Support Agreement requires us to fill all FTD floral orders using only FTD florists. Accordingly, we are unable to accept competitive bids for FTD floral order fulfillment, which may make it difficult for us to consistently compete on price. Our business is dependent in substantial part on the quality of services provided by FTD florists. The terms of the Mutual Support Agreement limit our ability to control this quality by granting FTD Association the right to determine the minimum quality standards required for FTD membership. The Mutual

Support Agreement also grants FTD Association the initial right to enforce these standards and discipline FTD florists for violations of these standards. In addition, the terms of the Trademark License Agreement between FTDI and FTD Association and the Mutual Support Agreement limit the scope of business activities in which we are permitted to engage by prohibiting us from using the FTD name and associated logos in the operation of a retail flower shop. Accordingly, we may be restricted from expanding our existing business into areas where we might otherwise wish to compete, such as owning and operating FTD.COM retail flower shops.

   Our business operations depend on the continuing contribution of our key personnel and our ability to integrate new personnel.

   Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. Loss of the services of any of Michael J. Soenen, our President and Chief Executive Officer, Peter K. Poli, our Vice President and Chief Financial Officer, Frederick K. Johnson, our Chief Information Officer, or Brian G. Chapman, our Vice President of Strategy and Development, could have an adverse effect on our business, results of operations and financial condition.

   Mr. Poli and Mr. Chapman joined us in the second calendar quarter of 1999. As a result, our senior management does not have a history of working together as a team. Failure to maintain an effective team of senior managers would adversely affect the operation of our business. In addition, we currently anticipate hiring at least two additional key employees in the marketing and operations areas.

   Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future in the event that we lose any of our key personnel. See "Management."

   Conflicts of interest may arise as a result of overlapping management and boards of directors.

   Several of our officers and directors also serve as officers and directors of FTDI or FTD Corporation. Richard C. Perry, Habib Y. Gorgi, Veronica K. Ho and Gary K. Silberberg are each directors of FTD.COM, FTDI and FTD Corporation. In addition, Frederick K. Johnson, our Chief Information Officer, is and will continue to be employed by FTDI.

   Service as both a director or officer of FTD.COM and a director or officer of FTDI or FTD Corporation could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for FTD.COM and FTDI or FTD Corporation. These decisions may relate to potential acquisitions of businesses, our intercompany agreements with FTDI, competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by FTD.COM and other matters.

   Mr. Johnson, our Chief Information Officer, will spend a majority of his professional time and effort on behalf of FTDI. In many instances, these efforts will involve activities that are unrelated and in some instances may be adverse to the interests of FTD.COM. We have not established any minimum time that Mr. Johnson will be required to spend on FTD.COM matters.

   Mr. Johnson and Michael J. Soenen, our President and Chief Executive Officer, will continue to participate in FTD Corporation's stock option plan. A number of FTD.COM's employees will continue to hold shares of or options to purchase shares of common stock of FTD Corporation acquired or granted prior to the employee's transfer to FTD.COM. These employees may not yet have received comparable interests under our Equity Incentive Plan. In addition, following the closing of the offering, Mr. Johnson may be eligible to participate in other benefit plans of FTDI or FTD Corporation that provide opportunities to receive additional shares of common stock of FTD Corporation. These substantial equity interests in FTD Corporation may present these officers and employees with incentives potentially adverse to FTD.COM's stockholders.

   We may not be able to increase capacity or introduce enhancements to our Web site in a timely manner or without service disruptions.

   A key element of our strategy is to generate a high volume of traffic on our Web site. Historically, during our peak usage periods, usage levels have been approximately 70% of capacity. Each year, we evaluate our capacity limitations and reengineer our Web site based on projected order growth. Using this approach, we have been able to accommodate an increase of approximately 140% in the number of orders handled by our Web site during the 12 months ended March 31, 1999 compared to the number of orders handled during the 12 months ended March 31, 1998. If the number of orders handled by our Web site increases in excess of available capacity, we may be unable to add additional hardware and software in time to process the increased orders. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic as a result of unanticipated rapid growth in user demand, may cause decreased levels of customer service and satisfaction. Failure to implement new systems effectively or within a reasonable period of time could adversely affect our business, results of operations and financial condition.

   If we fail to continuously improve our Web site, we may be unable to attract or retain customers.

   We intend to introduce additional or enhanced features and services to retain current users and attract new users to our Web site. The enhancements under consideration include modifications to the appearance of our Web site and the manner in which customers would purchase products and access our services. If we introduce a feature or a service that is not favorably received, our current users may not use our Web site as frequently and we may not be successful in attracting new users. We may also experience difficulties that could delay or prevent us from introducing new services and features. Furthermore, these new services or features may contain errors that are discovered only after they are introduced. We may need to significantly modify the design of these services or features to correct errors. If users encounter difficulty with or do not accept new services or features, our business, results of operations and financial condition could be adversely affected.

   If our Web site and telephone service are not adequately maintained, we may experience system failures and our revenues will decrease.

   We are dependent on third parties to develop, host and maintain our Web site and to provide telephone services to our call centers. If these third parties experience system failures or fail to adequately maintain our systems, we would experience interruptions and our customers might not continue to utilize our services. If we do not maintain our Web site or our telephone service, we will be unable to generate revenue. We do not have resources to maintain our Web site or our telephone service without these or other third parties.

   Effective December 1999, our relationship with the developer of our Web site, will terminate. Our Web site developer currently has an agreement with a third party to host our Web site. This arrangement will also terminate effective December 1999. We currently are in the process of selecting other third parties to provide these services. If we are unable to negotiate or implement arrangements to replace the services currently provided by our Web site developer and host or if we are unable to do so on commercially reasonable terms, our business, results of operations and financial condition would be adversely affected. In addition, if we are able to enter into arrangements with other parties to provide these services, there can be no assurance that we will be able to effect the transition to the other service providers without a significant disruption of our operations or significant unanticipated costs.

   The failure of computer systems on which our operations are dependent could adversely affect us.

   Our operations depend on the ability of FTDI to maintain its computer systems and equipment in effective working order. We must also rely on FTDI's ability to protect its computer systems against damage from fire, power loss, water, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. The continuing and uninterrupted performance of these systems is critical to our success. Unanticipated problems affecting those systems could cause interruptions in our services. Any damage or failure that interrupts or delays our operations may dissatisfy our customers and could adversely affect our business, results of operations and financial condition. In addition, FTDI is in the process of implementing various software upgrades, which are expected to be completed in the third quarter of 1999. If FTDI experiences delays in implementing these software upgrades, we may experience interruptions or delays that may dissatisfy our customers and could adversely affect our business, results of operations and financial condition.

   These systems, which include the Mercury Network and a Hewlett-Packard system, are located at FTDI's Downers Grove, Illinois facility and provide communication to our fulfilling florists and consumer order services. We may experience disruptions or interruptions in service due to failures by this system. In addition, our Internet customers depend on their Internet service providers for access to our Web site. These providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future. These types of occurrences could cause users to perceive our Web site as not functioning properly and therefore cause them to stop using our services, which could adversely affect our business, results of operations and financial condition.

   We cannot assure you that all of the computer software and systems and service providers upon which our business depends will be Year 2000 compliant.

   We depend heavily upon complex computer software and systems for all phases of our operations, including, to a significant extent, FTDI's computer systems and, to a lesser extent, systems of other third parties such as our fulfilling florists and Sprint Communications, L.P., our telecommunications provider. Many existing computer software programs and systems use only two digits to identify a year in the date field. These software programs and systems were designed and developed without considering the impact of the upcoming turn of the century. If not corrected, these computer applications could fail or create erroneous results by or at the Year 2000. In addition to the computer software and systems we use directly, our operations also depend on the performance of computer software and systems used by our significant service providers, including providers of financial, telecommunications and parcel delivery services. We have not yet developed a contingency plan to address Year 2000 issues in the event that Year 2000 compliance is not timely achieved.

   A software or systems Year 2000 compliance failure with respect to FTDI's internal software and systems, or that of a third party service provider, could prevent us from being able to process or fulfill orders from our customers or could disrupt our financial and management controls and reporting systems. Any of these failures could adversely affect our business, results of operations and financial condition.

   In addition, the vast majority of purchases of merchandise from FTD.COM are made with credit cards, and our business, results of operations and financial condition could be adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the customers' credit card vendors or third party credit card transaction processors.

   Our dependence on third parties who fulfill our orders and deliver goods and services to our customers may adversely affect our business operations.

   Our business depends, in large part, on the ability of the network of independent FTD florists who fulfill the majority of our orders to do so at high quality levels. Failure of the network of FTD florists to fill our orders at an acceptable quality level and within the required timeframe would adversely affect our business, results of operations and financial condition.

   We also depend upon a number of third parties to deliver goods and services to our customers. For example, we rely on third party shippers, including United Parcel Service and

Federal Express, to ship various non-floral merchandise to our customers. Strikes or other service interruptions affecting our shippers would have an adverse effect on our ability to deliver merchandise on a timely basis.

   Our success is dependent upon the intellectual property that we use in our business.

   We regard our Internet domain name, copyrights, service marks, trademarks, trade secrets and similar intellectual property that we use in our business as critical to our success. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and license and other agreements with employees, customers and others to protect our intellectual property rights. In addition, we may also rely on the third party owners of the intellectual property rights we license to protect those rights. Since 1994, FTDI has applied for the registration of and been granted registration rights in more than 175 trademarks and service marks used in FTDI's and our businesses in the U.S. and various foreign countries. Under our Trademark License Agreement with FTDI, FTDI has the sole right to protect our rights in the intellectual property that we license from FTDI. Effective Internet domain name, copyright, service mark, trademark and trade secret protection may not be available in every country in which our products and services are made available online. The steps taken by us, FTDI and other third parties to protect our intellectual property rights may not be adequate, and third parties may infringe or misappropriate the intellectual property and similar proprietary rights used in our business, which could have an adverse effect on our business, results of operations and financial condition.

   We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights we use. The resolution of any infringement claims may result in lengthy and costly litigation. Moreover, resolution of a claim may require us to obtain a license to use those intellectual property rights or possibly to cease using those rights altogether. Any of those events could have a material adverse effect on our business, results of operations and financial condition.

   We may be unable to effectively market our international fulfillment capabilities to U.S. consumers and our business may be adversely affected if the quality of orders sent abroad suffers.

   Although less than 5% of our sales for the three months ended March 31, 1999 were orders that were delivered to consumers who live outside North America, we intend to market FTD's affiliation with 32,000 florists outside of North America to North American consumers who may be interested in sending flowers to relatives, friends and business associates living abroad. This international aspect of our business is subject to the risk of inconsistent quality of merchandise and disruptions or delays in delivery because these florists do not necessarily adhere to the same quality control standards as the FTD florists who fulfill our orders domestically. Our business could also be adversely affected if North American consumers choose not to place subsequent domestic orders with us because they were not satisfied with the results of an order they sent to someone living abroad.

       Our business may be adversely affected by the following risks related to our relationship with FTDI.

   Control by FTDI and its principal stockholders may adversely affect the market price of our Class A common stock.

   FTDI owns, and will continue to own after the close of this offering, all of the shares of our Class B common stock, which, after the close of this offering, will represent 98.4% of the voting power of our common stock. As a result of its stock ownership and the other rights described in this prospectus, FTDI will be able to elect a majority of the members of our board of directors. This concentration of ownership and other rights could also delay or prevent a change of control.

   Also, FTDI is a wholly owned subsidiary of FTD Corporation, which in turn is controlled by a group of principal stockholders. The principal stockholders of FTD Corporation are Perry Acquisition Partners, L.P. and a group of investment funds and related persons affiliated with Bain Capital, Inc. Perry Acquisition Partners and Bain Capital and its affiliates currently own 60.2% and 21.6%, respectively, of the voting power of FTD Corporation. Pursuant to an agreement among FTD Corporation's primary stockholders, Perry Acquisition Partners and Bain Capital and its affiliates have the right to designate six and two members, respectively, of the boards of directors of FTDI and ftd.com. In addition, under this agreement, the following actions submitted to our board of directors must be approved by the affirmative vote of the directors appointed by the Bain Capital entities:

  . amendments to our certificate of incorporation or bylaws;
  . increases or decreases in the number of our directors;
  . issuances or sales of our securities;
  . mergers, consolidations or other significant business combination transactions involving us;
  . repurchases, exchanges or redemptions of our securities; and . other transactions outside the ordinary course of business.

As a result of their stock ownership of FTD Corporation and the provisions of that stockholders' agreement, Perry Acquisition Partners and the Bain Capital entities will be able to control FTD.COM in the same manner that FTDI is able to control us. See "Transactions with Management and Others--Rights to Designate Directors."

   FTDI could elect to sell all or a substantial portion of its equity interest in FTD.COM to a third party. In the event of a sale of FTDI's interest to a third party, that third party may be able to control FTD.COM in the same manner that FTDI is able to control us. That sale may adversely affect the market price of our Class A common stock and could adversely affect our business, financial condition and results of operations. For so long as FTDI maintains a significant interest in FTD.COM, the market price of the Class A common stock also may be adversely affected by events relating to FTDI that are unrelated to us.

   In addition, under FTDI's credit agreement, all of the Class B common stock owned by FTDI is pledged to the lenders as security for FTDI's obligations under that agreement.

   Our intercompany arrangements with FTDI may not have been the result of arm's-length negotiations.

   Prior to the closing of this offering, we will enter into a series of intercompany agreements with FTDI. Because FTDI currently owns nearly all of our stock, these agreements may not have been the result of arm's-length negotiations. Although we believe the terms of the intercompany agreements are no less favorable to us than those that we could obtain from unaffiliated third parties, we cannot assure you that this is the case. We anticipate using a portion of the proceeds of this offering to make payments to FTDI each year for the foreseeable future under the Intercompany Agreements. See "Transactions with Management and Others--Intercompany Agreements."

   We have a non-exclusive license from FTDI to use trademarks and logos that are material to our business.

   Pursuant to the Trademark License Agreement between FTDI and us, FTDI licenses to us, on a non-exclusive basis, the FTD and Mercury Man trademarks and logos and related content in connection with the sale of flowers and specialty gifts to consumers on the Internet, in our toll-free telephone business, in our catalogs and in our advertising. The FTD and Mercury Man trademarks and logos and related content are critical to our marketing and brand-building activities.

   Under the Trademark License Agreement, FTDI can demand that we remove from our Web site or catalog any content that bears one of FTDI's trademarks that FTDI determines conflicts with, interferes with or is detrimental to its reputation or business or for limited other reasons. If FTDI makes this demand, we are required to remedy the offensive situation, cease using the content in question or remove FTDI's trademarks. We are also required to conform to FTDI's guidelines for the use of its trademarks. FTDI has the right to approve all materials, such as marketing materials, that include any of FTDI's trademarks. These restrictions may prevent us from marketing our services in the same way we would if we owned these trademarks.

   In addition, under the Trademark License Agreement, we have agreed not to enter into any business currently being conducted by FTDI. FTDI currently is in the business of providing subscribing florists with the ability to send and receive floral orders and transaction clearing services. FTDI also develops branded floral and gift products that florists can purchase from FTDI. If we make an acquisition that includes a business that FTDI is engaged in, we must offer to sell that business to FTDI. If FTDI does not deliver to us an offer to acquire the prohibited business, we must cease operation or dispose of the prohibited business. This restriction may prevent us from expanding our existing business into areas where we might otherwise wish to compete, such as developing a line of FTD.COM floral products. See "Transactions with Management and Others--Trademark License Agreement."

   FTDI can terminate the Trademark License Agreement between FTDI and us in some circumstances if 20% or more of the voting control of FTD.COM is acquired by a person or group.

   In the event 20% or more of the voting control of FTD.COM is acquired by any person, other than an affiliate of FTD Corporation, FTDI has the right to terminate the Trademark License Agreement between FTDI and us. If the Trademark License Agreement is terminated, we would need to change the Internet domain name of our Web site and devote substantial resources toward building new brand names. These events would have an adverse effect on our business, results of operations and financial condition. In addition, these provisions are likely to have the effect of delaying, deferring or preventing a non-consensual change in control or may adversely affect the market price of our Class A common stock.

   If FTDI fails to adequately perform services for us or we are unable to satisfactorily perform these services, our business could be adversely affected.

   Pursuant to the Intercompany Services Agreement between FTDI and us, we rely on FTDI for technical, human resources, accounting, administrative, legal and other services we request. In particular, substantially all of our sales currently are processed through FTDI's systems, including the Mercury Network and the FTD Clearinghouse. If FTDI fails to provide these services satisfactorily, we would be required to obtain these services from another provider or perform these services. If we choose to obtain these services from another provider, we may incur additional costs and we may be unable to obtain these services on commercially reasonable terms. If we choose to perform these services ourself, we may not be able to perform them adequately. In either case, our business, results of operations and financial condition could be adversely affected. The service obligations under the Intercompany Services Agreement can be terminated by FTDI under circumstances similar to those giving rise to a right to terminate the Trademark License Agreement. In addition, FTDI can terminate the Intercompany Services Agreement in the event FTDI ceases to own any of our stock.

   Contingent liability for tax and pension obligations resulting from our relationship with FTDI and FTD Corporation may adversely affect our financial condition.

   For so long as FTDI continues to own at least 80% of the voting and economic interest in FTD.COM, we will be included in FTD Corporation's consolidated group for federal income tax purposes. Under the Tax Sharing Agreement, as amended, as long as we are included in FTD Corporation's consolidated group, we will pay our proportionate share of FTD Corporation's income tax liability computed as if we were filing a separate federal income tax return or FTD Corporation will refund any tax loss benefit attributable to us if the benefit would have been realized by us had we filed our own federal income tax return. By virtue of its controlling ownership and the Tax Sharing Agreement, as amended, FTD Corporation effectively will control all of our tax decisions. Under the Tax Sharing Agreement, as amended, as long as FTD.COM is included in FTD Corporation's consolidated group, FTD Corporation will have sole authority to respond to and conduct all tax proceedings and tax audits relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to or entitlement to payment from FTD Corporation. Notwithstanding the Tax Sharing Agreement, as amended, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. As a result, if FTD Corporation or other members of its consolidated group fail to make any federal income tax payments required by law, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. See "Transactions with Management and Others--Income Taxes."

   As long as FTDI continues to own at least 80% of the voting power or value of FTD.COM's capital stock, we also will be jointly and severally liable, together with all other members of FTD Corporation's "control group," for pension funding, termination and excise taxes and for other pension-related matters in the event FTD Corporation fails to fully satisfy its legally required pension obligations. Because the Class B common stock held by FTDI is entitled to ten votes per share, we expect that FTDI will retain at least an 80% voting interest for the foreseeable future. We believe that none of these liabilities were outstanding as of May 31, 1999.

   The Intercompany Indemnification Agreement provides that FTDI and FTD Corporation will indemnify us for specific tax and pension liabilities resulting from our relationship with FTDI and FTD Corporation, including the costs of defending against any assertion of claims against FTD.COM. We cannot assure you that FTDI or FTD Corporation will be able to fulfill its obligations under that agreement. In the event we are required to satisfy a significant obligation for any of these costs, our business, results of operations and financial condition could be adversely affected.

   If the transfer of assets by FTDI to us in connection with our formation by FTDI was considered a fraudulent conveyance, our business and financial condition could be adversely affected.

   Pursuant to the Formation Agreement between FTDI and us, and in exchange for an ownership interest in us, FTDI transferred to us all of its assets and liabilities associated with its business of selling flowers and specialty gifts directly to consumers through our Web site and toll-free telephone number. If, as a result of a lawsuit filed against FTD Corporation or FTDI by any of their creditors, a court were to find under applicable provisions of federal bankruptcy law and state fraudulent conveyance statutes that, pursuant to the formation of FTD.COM or the transfer of assets to FTD.COM under the Formation Agreement, FTD Corporation or FTDI:

  .intended to hinder, delay or defraud any present or future creditor; or

  . received less than reasonably equivalent value in exchange for the debt incurred or the distribution made,

and that FTD Corporation or FTDI:

  . was insolvent at the time of the transaction;

  . was rendered insolvent by reason of the transaction;

  . was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured,

the court could void the transactions effected pursuant to the Formation Agreement as a fraudulent transfer, conveyance or obligation. If these transactions are voided, the court could order us to return the property we received from FTDI, which includes a large percentage of the assets we rely on to sell flowers and specialty gifts directly to consumers through our Web site and toll-free telephone number, or pay FTDI the fair value of the property we received in connection with the formation transaction. As a result, our assets could be used to satisfy obligations of FTDI and FTD Corporation and our business could be adversely affected.

   Potential competition with FTD Corporation or FTDI may adversely affect our business.

   FTDI currently is in the business of providing subscribing florists with the ability to send and receive floral orders and transaction clearing services. FTDI also has an extensive product development department, the FTD Marketplace, that develops branded floral and gift products that florists can purchase at wholesale from FTDI for resale to consumers. Pursuant to the Trademark License Agreement, we have agreed to refrain from engaging in activities involving any business currently conducted by FTDI and FTDI has agreed, on behalf of itself and its affiliates other than us but including FTD Corporation and its other subsidiaries, to refrain from engaging in the business of directly selling or marketing flowers or specialty gifts to consumers. In addition, if we make an acquisition that includes a business currently conducted by FTDI, we have agreed to offer to sell that business, or the competitive component, to FTDI or otherwise dispose of that business or the competitive component. Beyond these obligations, and except as otherwise required by applicable Delaware law, neither FTDI nor FTD Corporation is under any obligation to refrain from competing with us or to share with us any future business opportunities available to it. As a result, our business could be adversely affected if FTDI or FTD Corporation engages in any activity that is similar to our business but is not otherwise prohibited by the Trademark License Agreement or Delaware law.

   The ability of FTDI and FTD Corporation to utilize potential FTD.COM corporate opportunities could adversely affect our business.

   Pursuant to the terms of our certificate of incorporation:

  . FTDI, FTD Corporation and their respective officers, directors, affiliates and employees will not be liable to FTD.COM or our stockholders for breach of any fiduciary duty by reason of any activities of FTDI or FTD Corporation in competition with FTD.COM;

  . FTDI and FTD Corporation will not have any duty to communicate or offer corporate opportunities to FTD.COM and will not be liable for breach of any fiduciary duty as a stockholder of FTD.COM in connection with those opportunities; and

  . if a director or officer of FTD.COM who also is a director or officer of FTDI or FTD Corporation learns of a matter that may be a corporate opportunity for FTD.COM, FTDI or FTD Corporation, that director or officer will not be liable to FTD.COM or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in the best interests of FTD.COM if the director or officer offers the corporate opportunity to FTDI or FTD Corporation rather than us.

   A "corporate opportunity" is the chance for a business to expand, strengthen or otherwise improve the business it is conducting or proposes to conduct at the time the opportunity arises and for which it has the financial resources. For example, if a third party offered one of our directors the opportunity to acquire a business that markets gardening tools directly to consumers over the Internet, that potential acquisition could be considered a "corporate opportunity" to us. Under Delaware law, that director could be obligated to offer the acquisition opportunity to us before the director could engage in the potential business. The provisions of our certificate of incorporation summarized above, however, provide that that director would have no liability to us or our stockholders if he or she was also a director or officer of FTDI or FTD Corporation and offered the "corporate opportunity" to FTDI or FTD Corporation instead of FTD.COM.

   Any loss of a "corporate opportunity" of this sort to FTDI or FTD Corporation could adversely affect our business and our stock price.

     The following risks inherent in doing business over the Internet could adversely affect our business.

   Our success is dependent on continued growth of Internet commerce.

   Our ability to generate a profit in the future depends substantially upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Rapid growth in commercial online businesses is a recent phenomenon. We cannot assure you that a sufficiently broad base of consumers will visit, or continue to visit, our Web site. Demand for recently introduced services and products over the Internet is subject to a high level of uncertainty. The development of the Internet as a viable means of marketing products directly to consumers is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure, and the development of complementary services and products. Failure of the Internet and online businesses to become a viable means of marketing products directly to consumers would adversely affect our business, results of operations and financial condition.

   Concerns related to collection of personal information about our users and other privacy concerns could adversely affect our business.

   Our Web site places "cookies" on a user's hard drive, often without the user's knowledge or consent. Cookies are data retrieval devices designed to collect personal identifying information from individuals who access our Web site. We use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors to Web sites. These regulations may include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. These regulations may also include enforcement and redress provisions. Moreover, even in the absence of these regulations, the Federal Trade Commission has begun investigations into the privacy practices of other companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles discussed above. We may become subject to a similar investigation, or the Federal Trade Commission's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could adversely affect our marketing efforts.

   Online security breaches could harm our business.

   The secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in our Web site. Substantial or ongoing security breaches on our system or other Internet-based systems could significantly harm our business. While we have not experienced any security breaches, any penetration of our network security or other misappropriation of our users' personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

   We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

   Because the liabilities that may arise out of the operation of an Internet commerce business are uncertain, our insurance policies may not provide coverage for some potential losses.

   Although we maintain insurance coverage of the types and scope that we believe to be adequate for our business, the liabilities that may arise out of the operation of an Internet commerce business are uncertain. As a result, our insurance policies may not provide adequate coverage for losses that arise out of the operation of our business.

   Our operating results could be adversely affected if we experience significant credit card fraud.

   A failure to adequately control fraudulent credit card transactions would reduce our net sales and gross margins because we do not carry insurance against this risk. We have suffered losses previously as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment for the orders. The losses that we have suffered to date have not had a material effect on our business, results of operations or financial condition, however, we would be adversely affected if we experience significant credit card fraud in the future.

   Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations.

   Online commerce is new and rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. The most recent session of the U.S. Congress resulted in Internet laws regarding online children's privacy, copyrights and taxation. This or similar legislation could dampen growth in use and acceptance of the Internet. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Further, growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business operations.

   In addition, several telecommunications carriers have requested the Federal Communications Commission to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely affect our business operations.

   We may incur liability for information displayed on and communicated through our Web sites.

   We provide links to Web sites operated by other businesses and we may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web site. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon online content we do not control that is accessible from our Web site.

   Our inability to secure and protect our Internet domain name may adversely affect our business operation.

   The www.ftd.com Internet domain name is our brand on the Internet. The acquisition and maintenance of Internet domain names generally is regulated by governmental agencies and their designees. Until recently, Network Solutions, Inc. was the exclusive registrar for the ".com," ".net" and ".org" generic top-level Internet domains in the U.S. In April 1999, however, the Internet Corporation for Assigned Names and Numbers, or ICANN, a new global non-profit corporation formed to oversee a set of the Internet's core technical management functions, opened the market for registering Internet domain names to an initial group of five companies. Network Solutions, Inc. still maintains the registry containing all the registrations in the generic top-level Internet domains. The market for registering these Internet domain names in the U.S. and in foreign countries is expected to undergo further changes in the near future. We expect the requirements for registering Internet domain names also to be affected. The relationship between regulations governing Internet domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring Internet domain names that are similar to, infringe upon or otherwise decrease the value of our Internet domain name, the trademarks and other intellectual property rights used by us and we may need to protect our rights through litigation. If we are unable to adequately protect our Internet domain name, our trademarks and other intellectual property rights or incur substantial costs in doing so, it could have an adverse effect on our business, results of operations and financial condition.

   Changing technology could adversely affect the operation of our Web site.

   The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences, however, we may experience difficulties that delay or prevent our being able to do so.

    Investors in our Class A common stock are subject to the following risks associated with this offering.

   The market price for our Class A common stock is likely to be highly volatile because the market for Internet-related and technology companies in particular has been highly volatile.

   Investors may not be able to resell their shares of our Class A common stock following periods of volatility because the market reacts adversely to volatility. The trading prices of many technology and Internet-related companies' stocks reached historical highs within the last 52 weeks and reflect relative valuations that are substantially above historical levels. During the same period, these companies' stocks also have recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that we can sustain our Class A common stock's trading price.

   Many of the factors that might cause volatility in the market price of our Class A common stock are beyond our control. These factors may materially adversely affect the market price of our Class A common stock, regardless of how we operate.

   Our management's broad discretion in the use of the proceeds of this offering may adversely affect your investment.

   Our management can spend most of the proceeds from this offering in ways with which our stockholders may not agree. We intend to use between $50.0 million and $65.0 million of the net proceeds from the offering for advertising, promotion and other marketing activities. We also intend to use a portion of the net proceeds for capital expenditures. We expect that the remaining net proceeds will be available for general corporate purposes, including working capital. We may, however, also use a portion of the net proceeds to acquire or invest in complementary business, services or products, although we currently have no commitments or agreements with respect to transactions of that type. See "Use of Proceeds."

   A substantial number of our shares will be available for sale in the public market after the offering and sales of those shares could adversely affect our stock price.

   Sales of a substantial number of shares of Class A common stock into the public market after this offering, or the perception that those sales could occur, could adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. After the offering, we will have outstanding 6,580,000 shares of Class A common stock (7,405,000 shares if the underwriters' option to purchase additional shares is exercised in full). We will also have outstanding 40,920,000 shares of Class B common stock that are convertible into shares of Class A common stock on a one-for-one basis, all of which shares are owned by FTDI. Of these shares, the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act.

   We have entered into registration rights agreements with FTDI, DBV Investments, L.P. and Buena Vista Internet Group that enables those parties to require us to register an aggregate of 42,000,000 shares of our Class A common stock, including shares of Class B common stock that are convertible into Class A common stock on a one-for-one basis. These registration rights agreements also require us to include those shares in registrations of common stock made by us in the future.

   The value of your investment will be diluted upon the consummation of the initial public offering.

   Based upon the estimated initial public offering price of $14.00 per share, purchasers of Class A common stock offered hereby will experience an immediate dilution in net tangible book value of $12.40 per share of Class A common stock purchased or $12.21 per share if the underwriters' option to purchase additional shares of Class A common stock is exercised in full. To the extent outstanding options to purchase Class A common stock are exercised, there may be further dilution. See "Dilution."

   Provisions in our corporate documents may make it more difficult for a third party to acquire us.

   Our certificate of incorporation and bylaws contain several provisions that may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions include a requirement that:

  . the number of directors not be more than 14; and

  . with respect to annual stockholders' meetings, stockholders must comply with the timing and procedural requirements of the federal proxy rules in order for a stockholder proposal to be included in our proxy statement.

   Our board of directors has the authority to authorize the issuance of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, and may adversely affect the voting and other rights of the holders of our capital stock.

   Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

   We currently intend to retain any future earnings for funding growth and, as a result, do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the 5,500,000 shares of Class A common stock offered by this prospectus will be approximately $69.8 million. This estimate is based on an assumed initial public offering price of $14.00 per share, the mid-point of the offering range ($80.6 million if the underwriters' option to purchase additional shares is exercised in full), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay. We intend to use between $50.0 million and $65.0 million of the net proceeds for advertising, promotion and other marketing activities. We also intend to use approximately $3.0 million of the net proceeds for capital expenditures, including technology and physical infrastructure. We expect to use any remaining net proceeds to fund general corporate purposes, including working capital. In the event that we identify suitable acquisition candidates or investment opportunities in complementary businesses, services or products, we may use a portion of the net proceeds for transactions of that type. We currently have no commitments or agreements with respect to any possible acquisitions or investments.

   Pending use, the net proceeds will be invested in short-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

   We currently intend to retain all of our earnings to finance our operations and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future that may prohibit or effectively restrict the payment of cash dividends.

                                 CAPITALIZATION

   The following table sets forth the capitalization of FTD.COM as of March 31, 1999:

  (1) on a pro forma basis giving effect to:

    . the formation of FTD.COM and the initial contribution of assets by FTDI and assumption of the liabilities by FTD.COM related to the formation; and

    . the issuance and sale of 60,000 shares and 30,000 shares of our Series A 8% Cumulative Redeemable Convertible Preferred Stock to Buena Vista Internet Group and DBV Investments, L.P. for consideration of $6.0 million and $3.0 million, respectively; and

  (2) on a pro forma as adjusted basis giving effect to:

    . the sale of the 5,500,000 shares of Class A common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, the mid-point of the offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay;

    . the automatic conversion of each share of Series A preferred stock into 12 shares of Class A common stock upon the closing of this offering; and

    . the 12-for-1 split of the Class B common stock discussed in note 6 of the notes to our financial statements.

   This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere in this prospectus.

                                                             March 31, 1999
                                                          ---------------------
                                                                     Pro Forma
                                                          Pro Forma As Adjusted
                                                          --------- -----------
                                                          (in thousands, except
                                                               share data)
Series A 8% Cumulative Redeemable Convertible Preferred
 Stock, $.01 par value; 90,000 shares issued and
 outstanding pro forma; none issued and outstanding pro
 forma as adjusted.......................................  $ 9,000    $    --
                                                           -------    -------

Stockholders' equity (deficit):

Preferred stock, $.01 par value; 5,000,000 shares
 authorized; 90,000 shares issued and outstanding as
 Series A 8% Cumulative Redeemable Convertible Preferred
 Stock pro forma; no shares issued and outstanding pro
 forma as adjusted (1)...................................       --         --

Class A common stock, $.01 par value; 250,000,000 shares
 authorized; no shares issued and outstanding pro forma;
 6,580,000 shares issued and outstanding pro forma as
 adjusted (2)............................................       --         66

Class B common stock, $.01 par value; 100,000,000 shares
 authorized; 3,410,000 shares issued and outstanding pro
 forma; 40,920,000 shares issued and outstanding pro
 forma as adjusted.......................................       34        409
Retained deficit.........................................   (1,403)    (1,403)
                                                           -------    -------

Additional paid-in capital...............................       --     78,359


  Total stockholders' equity (deficit)...................   (1,369)    77,431
                                                           -------    -------
    Total capitalization.................................  $ 7,631    $77,431
                                                           =======    =======

----------

(1) Pursuant to the terms of the outstanding shares of preferred stock, each share will automatically convert into 12 shares of Class A common stock upon the closing of this offering.
(2) Excludes      shares of Class A common stock issuable upon the exercise of options outstanding as of the close of the offering with a weighted average
    exercise price of $    per share. Assumes the conversion of the outstanding
    shares of preferred stock into Class A common stock.

                                    DILUTION

   The following discussion and table assumes no exercise of any stock options and the automatic conversion of all outstanding shares of our Series A preferred stock into 1,080,000 shares of Class A common stock upon the closing of this offering. As of the close of this offering, options to purchase a total of 1,636,800 shares of Class A common stock at a weighted average exercise
price of $     per share will be outstanding.

   The pro forma net tangible book value of FTD.COM as of March 31, 1999 was approximately $6.1 million, or $0.15 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma shares of common stock outstanding as of March 31, 1999. After giving effect to the issuance and sale of the shares of Class A common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, the mid-point of the offering range, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay, the pro forma net tangible book value of FTD.COM as of March 31, 1999 would have been $75.9 million, or $1.60 per share. This represents an immediate increase in pro forma net tangible book value of $1.45 per share to existing stockholders and an immediate dilution of $12.40 per share to new investors. The following table illustrates this per share dilution assuming the underwriters' option to purchase additional shares of Class A common stock is not exercised:

Initial public offering price per share...........................       $14.00

Pro forma net tangible book value per share at March 31, 1999..... $0.15

Increase in pro forma net tangible book value per share
 attributable to new investors....................................  1.45

Pro forma net tangible book value per share after offering........         1.60
                                                                         ------

Dilution per share to new investors...............................       $12.40
                                                                         ======

   The following table summarizes, on a pro forma basis, as of March 31, 1999, the differences between the number of shares of common stock purchased from FTD.COM, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Class A common stock in this offering:

                                       (in thousands, except per share data)
                                    --------------------------------------------
                                        Shares          Total
                                      Purchased     Consideration
                                    -------------- --------------- Average Price
                                    Number Percent Amount  Percent   Per Share
                                    ------ ------- ------- ------- -------------
Existing stockholders.............. 42,000   88.4% $ 9,000   10.5%    $ 0.21

New investors......................  5,500   11.6   77,000   89.5      14.00
                                    ------  -----  -------  -----

    Total.......................... 47,500  100.0% $86,000  100.0%
                                    ======  =====  =======  =====

                            SELECTED FINANCIAL DATA

   FTD.COM was formed in May 1999 to own and operate the Internet and telephone flower and specialty gift business of FTDI. The telephone business was previously operated by FTD Direct Access, Inc., a wholly owned subsidiary of Florists' Transworld Delivery Association, which was acquired by FTD Corporation on December 18, 1994. FTD Direct Access, Inc. continued to operate this business as a wholly owned subsidiary of FTDI until May 31, 1995 when FTD Direct Access, Inc. was dissolved and the results of its operations and its financial position were subsequently accounted for as the consumer floral order business unit of FTDI.

   The following table sets forth selected historical data of FTD Direct Access, Inc., the Predecessor Company, until its May 31, 1995 dissolution date and for FTDI's consumer floral order business unit for the period June 1, 1995 to March 31, 1999. Although FTD.COM was not formed as a subsidiary until May 1999, the financial statements present the operations of the businesses owned and operated by FTD.COM as if it had been a separate entity since June 1, 1995.

   The statement of operations presented below for the years ended June 30, 1994 and 1995 and the selected balance sheet data as of June 30, 1994, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus. The statement of operations presented below for the years ended June 30, 1996, 1997 and 1998 and the balance sheet data as of June 30, 1997 and 1998 are derived from our audited financial statements included elsewhere in this prospectus. Interim data for the nine months ended March 31, 1998 and 1999 are unaudited, but include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of that data. Results for the nine months ended March 31, 1999 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. The selected financial data is qualified by reference to, and should be read in conjunction with, our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                            Predecessor Company
                          ------------------------                                         Nine months ended March
                                              Year ended June 30,                                    31,
                          ---------------------------------------------------------------  ------------------------
                             1994         1995         1996         1997         1998         1998         1999
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          (unaudited)  (unaudited)                                         (unaudited)  (unaudited)
                                                 (in thousands, except per share data)
Statement of Operations:

Order revenues and
 service fees, net of
 discounts..............       $6,503      $14,574      $18,490      $26,230      $30,423      $19,072      $28,520

Commissions from FTDI...           --           --           --           --           --           --        2,596

Other...................           --           --           51           25          240           10           67
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
   Total revenues.......        6,503       14,574       18,541       26,255       30,663       19,082       31,183

Fulfillment and
 processing services....        5,847        9,629       15,431       22,283       26,324       16,801       24,519
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

Gross profit............          656        4,945        3,110        3,972        4,339        2,281        6,664

Operating Expenses:

 Marketing and
  promotion.............        1,701        2,668        4,188        4,864        5,995        3,614        7,797

 Technology
  development...........          217          232        1,251        1,546        1,420        1,019        1,442

 General and
  administrative........        1,240        4,082        2,955        3,267        3,239        2,102        3,180
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
   Total operating
    expenses............        3,158        6,982        8,394        9,677       10,654        6,735       12,419
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Interest expense........          263          245          226          267          177          170          131
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Loss from operations....       (2,502)      (2,037)      (5,284)      (5,705)      (6,315)      (4,454)      (5,755)


Income tax benefit......        1,106          913        2,204        2,389        2,597        1,850        2,354
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Loss before income
 taxes..................       (2,765)      (2,282)      (5,510)      (5,972)      (6,492)      (4,624)      (5,886)

Net loss................      $(1,659)     $(1,369)     $(3,306)     $(3,583)     $(3,895)     $(2,774)     $(3,532)
                          ===========  ===========  ===========  ===========  ===========  ===========  ===========
Pro forma basic and
 diluted net loss per
 share..................                                                            $(.09)                    $(.08)
                                                                              ===========               ===========
Pro forma shares used in
 the calculation of
 basic and diluted net
 loss per share (1).....                                                           42,000                    42,000
                                                                              ===========               ===========


Selected Statement of
 Operations Percentages:  (unaudited)  (unaudited)                                         (unaudited)  (unaudited)
Total revenues..........        100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%

Gross profit............         10.1         33.9         16.8         15.1         14.2         12.0         21.4

Marketing and promotion.         26.2         18.3         22.6         18.5         19.6         18.9         25.0

Technology and
 development............          3.3          1.6          6.7          5.9          4.6          5.3          4.6

General and
 administrative.........         19.1         28.0         15.9         12.4         10.6         11.0         10.2

Balance Sheet Data:       (unaudited)  (unaudited)  (unaudited)                            (unaudited)  (unaudited)

Total assets............         $110         $141         $148         $247       $2,212       $2,439       $1,711

Total liabilities.......        1,989        1,769        1,719        2,265        2,363        1,548        3,080

Stockholder's equity
 (deficit)..............       (1,879)      (1,628)      (1,571)      (2,018)        (151)         891       (1,369)

---------
(1)Gives effect to the 12-for-1 split of our Class B common stock discussed in note 6 of the notes to our financial statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and the notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

   We began selling our products directly to consumers through our 1-800-SEND-FTD toll-free telephone number in 1993 and through our www.ftd.com Web site in 1994. Prior to May 19, 1999, our business was conducted through a business unit of FTDI. As a business unit of FTDI, we relied on FTDI to provide all financing for our operations.

   FTD.COM was formed in May 1999 to own and operate the Internet and telephone flower and specialty gift business of FTDI. The Internet and telephone business was previously operated by FTDI.

   The historical financial statements included elsewhere in this prospectus and discussed below reflect various assumptions relating to the allocation of revenues and expenses attributable to our business and the other businesses of FTDI. These assumptions may not be indicative of the financial results that would have resulted if we had been an independent company during the periods presented. The cash flows reflected as contribution from FTDI in the statements of cash flows represent contributions from FTDI to finance our operations. These cash flows are not indicative of the cash flows that would have resulted had we been operating as a separate stand-alone company during the periods presented. Furthermore, the historical financial information indicates that we have incurred significant net losses.

   As we seek to expand our business, we believe that our operating expenses will significantly increase as a result of the financial commitments related to increased advertising, marketing and promotional activities and expenditures designed to enhance our brand and Web site. We expect that we will continue to incur losses and generate negative cash flow from operations for the foreseeable future.

   In view of the rapidly changing nature of our business, our limited operating history and the seasonality of our business, we believe that comparisons of our operating results for any period with those of the preceding period are not necessarily meaningful and should not be relied upon as an indication of future performance. Our revenues and operating results may vary from quarter to quarter due to a number of factors, some of which are beyond our control. This fluctuation primarily is attributable to increased sales and advertising expenditures during the popular floral holiday seasons in the fiscal quarters ending March 31, June 30 and December 31.

   Product inventory is maintained by our fulfilling florists and other third party manufacturers or distributors. As a result, we offer a large selection of merchandise without the investment in inventory, the ongoing expense related to the management of that inventory or the risk of product obsolescence or spoilage.

   Total revenues include order revenues and service fees, net of discounts; commissions from FTDI; and other revenues. Order revenues and service fees, net of discounts, represent revenues attributable to the sale of products through our Web site and 1-800-SEND-FTD, and the service fees charged to our customers for each order. These service fees are $6.99 for most orders placed through our Web site and $9.99 for most orders placed through 1-800-SEND-FTD. Commissions represent a $5.00 commission paid to us by FTDI since July 1998 for each order that we clear through the FTD Clearinghouse. FTDI will continue to pay us these commissions pursuant to a three-year agreement expiring on June 30, 2002. Effective June 30, 1999, we began to earn fees in connection with our hosting of Florists Online Web sites. Until May 2000, FTDI will pay us a monthly service fee of $50.00 for each Web site hosted. The monthly service fee under this agreement will be reviewed, and possibly adjusted, on an annual basis in the event we agree to continue to provide these hosting services.

   We have a 100% customer satisfaction guarantee. This means that if any of our customers are unhappy with a purchase, we will credit the customer for the full amount of the purchase, send a replacement floral arrangement or specialty gift or give the customer a gift certificate for the full amount of the purchase. For the nine months ended March 31, 1999 and the year ended June 30, 1998, total refunds as a percentage of total revenues were 1.4% and 1.7%, respectively.

   Costs and expenses related to our revenues consist of fulfillment and processing services. Fulfillment costs primarily consist of costs of fulfilling orders and related delivery charges. For orders fulfilled by an FTD florist, we historically paid FTDI between 73% and 80% of the sales price of the order for fulfillment. Effective June 30, 1999, this payment was decreased from 80% to 73% of the sales price of the order. For orders that are not fulfilled by an FTD florist, such as holiday gift baskets, the cost of fulfillment is based on a prenegotiated price for the product and is paid to the manufacturer or third party distributor who fulfills the order. Processing services costs primarily consist of salaries and related expenses of processing service employees, fees due to FTDI for credit card processing services, a fee of 7% of the sales price of an order that we pay FTDI for orders that are cleared through the FTD Clearinghouse and amounts due to the third party call center that processes orders through our toll-free telephone number.

   Marketing and promotion expenses primarily consist of costs related to advertising and affinity programs. In future periods, we expect that these expenditures will increase significantly. In addition, in the historical periods, marketing and promotion expenses included cost allocations from FTDI's expenditures related to shared advertising and publicity. These allocations will not be charged in the future. Technology development consists of fees due to the developer of our Web site, allocated information technology costs from FTDI related to shared systems and personnel. General and administrative expenses primarily consist of direct corporate expenses; customer service costs; royalty expenses; and amounts charged to us in connection with services provided to us by FTDI related to the utilization of resources, including executive, accounting and administrative personnel, space and equipment rental, facilities expenses, recruiting expenses, professional fees and other corporate expenses.

   Interest expense for all periods was allocated using FTDI's weighted average interest rate applied to average stockholder's deficit which represents FTDI's cumulative funding of our cash requirements and results of operations until our date of incorporation. Effective with the May 1999 execution of a $5.0 million revolving loan agreement with FTDI to provide financing from the date of incorporation to the closing of this offering, interest expense will be reflected in our financial statements pursuant to the contractual interest rate on the loan and borrowings thereunder.

   We have entered into an amendment to FTDI's and FTD Corporation's Tax Sharing Agreement pursuant to which our operating results will be included in the consolidated tax returns of FTD Corporation, our ultimate parent. We will pay our proportionate share of FTD Corporation's tax liability computed as if we were filing a separate federal income tax return or FTD Corporation will refund any tax loss benefit attributed to us if the benefit would have been realized by us had we filed our own federal income tax return. The tax provisions are based upon management's estimate of our annualized effective tax rate, which approximates a tax provision computed on a stand-alone basis as if we filed a separate tax return. Income tax benefit for the nine months ended March 31, 1999 was $2.4 million compared to $1.8 million for the nine months ended March 31, 1998 and $2.6 million, $2.4 million and $2.2 million for each of the years ended June 30, 1998, 1997 and 1996, respectively.

   We will incur costs associated with some of our Intercompany Agreements. Pursuant to our Trademark Licensing Agreement, we will pay FTDI a royalty equal to 1% of our order revenues and service fees, net of discounts, in exchange for the right to use FTDI's trademarks in connection with the sale of goods and services on the Internet, through catalogs and over the telephone. The Intercompany Services Agreement will require FTDI to provide us with various corporate services and space sharing. In exchange for FTDI's provision of corporate services, we will pay FTDI an amount equal to 105% of FTDI's allocated costs associated with these services. FTDI will allow us to use a portion of its offices at a cost equal to an estimate of the prevailing market rate for such space and including 105% of operating expenses. For a more complete discussion of these Intercompany Agreements, see "Transactions with Management and Others--Intercompany Agreements."

Results of Operations

   Nine months ended March 31, 1999 compared to nine months ended March 31, 1998.

   Total revenues increased by $12.1 million, or 63%, to $31.2 million for the nine months ended March 31, 1999 from $19.1 million for the nine months ended March 31, 1998. The increase in total revenues was attributable to a significant increase in the number of orders, as well as an increase in average order value.

   Order revenues and service fees, net of discounts, increased by $9.4 million, or 49%, to $28.5 million for the nine months ended March 31, 1999 from $19.1 million for the nine months ended March 31, 1998. The increase from the corresponding period of the prior year was primarily the result of an increase of Internet order volume as well as an increase in order value and service fees. During the nine months ended March 31, 1999, 51% of our order revenues and service fees were generated by telephone orders and 49% through the Internet compared to 71% by telephone and 29% through the Internet during the nine months ended March 31, 1998.

   Commission revenue was $2.6 million for the nine months ended March 31, 1999. We did not generate any commission revenue during the nine months ended March 31, 1998. The increase from the corresponding period of the prior year was the result of the commencement in July 1998 of an incentive program to gather orders for FTDI. Commission revenue was 8.3% of total revenues for the nine months ended March 31, 1999.

   Other revenues increased by $57,000 to $67,000 for the nine months ended March 31, 1999 from $10,000 for the nine months ended March 31, 1998. Other revenues were less than 1% of total revenues for the nine months ended March 31, 1999 and 1998, respectively.

   Cost of fulfillment and processing services increased by $7.7 million, or 46%, to $24.5 million for the nine months ended March 31, 1999 from $16.8 million for the nine months ended March 31, 1998. This was the result of increased order volume, which was primarily attributable to the increase in Internet sales discussed above. In addition, we realized cost reductions that resulted from improvements in order processing operations. As a percentage of total revenues, cost of fulfillment and processing services decreased to 79% for the nine months ended March 31, 1999 from 88% for the nine months ended March 31, 1998. This decrease was principally due to the increase in commission revenue in the nine months ended March 31, 1999.

   Marketing and promotion expenses increased by $4.2 million, or 117%, to $7.8 million for the nine months ended March 31, 1999 from $3.6 million for the nine months ended March 31, 1998. The increase was primarily due to an increase in Internet advertising, promotion and customer acquisition marketing.

   Technology development expenses increased by $423,000, or 42%, to $1.4 million for the nine months ended March 31, 1999 from $1.0 million for the nine months ended March 31, 1998. The increase was primarily due to costs related to Web site maintenance and enhancements required to handle the increased volume on our site as well as to improve the speed of order processing.

   General and administrative expenses increased by $1.1 million, or 52%, to $3.2 million for the nine months ended March 31, 1999 from $2.1 million for the nine months ended March 31, 1998. The increase was primarily due to our increased expenses required to handle the growth in Internet sales.

  Year ended June 30, 1998 compared to year ended June 30, 1997.

   Total revenues increased by $4.4 million, or 17%, to $30.7 million for the year ended June 30, 1998 from $26.3 million for the year ended June 30, 1997. The increase in total revenues was attributable to a significant increase in the number of orders and was partially offset by a decline in average order value.

   Order revenues and service fees, net of discounts, increased by $4.2 million, or 16% to $30.4 million for the year ended June 30, 1998 from $26.2 million for the year ended June 30, 1997. The increase from the corresponding period of the prior year was primarily the result of an increase of Internet order volume as well as an increase in order value and service fees. During the year ended June 30, 1998, 66% of our order revenues and service fees were generated by telephone orders and 34% through the Internet compared to 83% by telephone and 17% through the Internet during the year ended June 30, 1997.

   Other revenues increased to $215,000 for the year ended June 30, 1998 from $25,000 for the year ended June 30, 1997. Other revenues were less than 1% of total revenues for the years ended June 30, 1998 and 1997, respectively.

   Cost of fulfillment and processing services increased by $4.0 million, or 18%, to $26.3 million for the year ended June 30, 1998 from $22.3 million for the year ended June 30, 1997. This increase was the result of increased order volume, which was primarily attributable to the increase in Internet sales discussed above, as well as higher product costs attributable to an increase in the percentage of the floral order value due to florists who fulfill the orders. As a percentage of total revenues, cost of fulfillment and processing services was 86% for the year ended June 30, 1998 and 85% for the year ended June 30, 1997.

   Marketing and promotion expenses increased $1.1 million, or 22%, to $6.0 million for the year ended June 30, 1998 from $4.9 million for the year ended June 30, 1997. The increase was primarily due to an increase in Internet advertising, and customer acquisition marketing.

   Technology development expenses decreased $126,000, or 8%, to $1.4 million for the year ended June 30, 1998 from $1.5 million for the year ended June 30, 1997. The decrease was primarily due to a decrease in general information technology expenses from FTDI as a result of a decrease in their expenditures as well as a new contract with our Web site developer that reduced the variable expenses for their services.

   General and administrative expenses decreased slightly to $3.2 million for the year ended June 30, 1998 from $3.3 million for the year ended June 30, 1997.

  Year ended June 30, 1997 compared to year ended June 30, 1996.

   Total revenues, consisting primarily of order revenues and service fees, net of discounts, increased by $7.8 million, or 42%, to $26.3 million for the year ended June 30, 1997 from $18.5 million for the year ended June 30, 1996. The increase in total revenues was attributable to a significant increase in the numbers of orders, as well as an increase in average order value.

   Cost of fulfillment and processing services increased by $6.9 million, or 45%, to $22.3 million for the year ended June 30, 1997 from $15.4 million for the year ended June 30, 1996. This was the result of increased order volume, due primarily to the increase in orders from marketing programs discussed above, as well as higher product costs attributable to an increase in the percentage of the floral order value due to florists who fulfill the orders. As a percentage of total revenues, cost of fulfillment and processing services provided was 85% for the year ended June 30, 1997 and 83% for the year ended June 30, 1996.

   Marketing and promotion expenses increased by $676,000, or 16%, to $4.9 million for the year ended June 30, 1997 from $4.2 million for the year ended June 30, 1996. The increase was due to increased advertising, promotion and other customer acquisition marketing related to affinity programs.

   Technology development expenses increased by $295,000, or 25%, to $1.5 million for the year ended June 30, 1997 from $1.2 million for the year ended June 30, 1996. The increase was primarily due to increased costs related to order processing system development and maintenance required to handle the increased volume and to better track the source of our orders as well as customer demographic information.

   General and administrative expenses increased by $312,000, or 10%, to $3.3 million for the year ended June 30, 1997 from $3.0 million for the year ended June 30, 1996. The increase was primarily due to an increase in expenses that were required to handle the growth of our business.

Quarterly Results of Operations and Seasonality

   The following table sets forth unaudited quarterly statement of operations for the eight quarters ended March 31, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information of the periods covered. The quarterly data should be read in conjunction with the financial statements and the notes to those statements that appear elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                              Three months ended
                          -----------------------------------------------------------------------------------------------
                          June 30,  September 30, December 31, March 31,  June 30,   September 30, December 31, March 31,
                            1997        1997          1997       1998       1998         1998          1998       1999
                          --------  ------------- ------------ ---------  --------   ------------- ------------ ---------
                                                (unaudited, in thousands except per share data)
Statement of Operations:

Order revenues and
 service fees, net of
 discounts..............   $8,385      $3,383        $8,031      $7,658   $11,351       $5,574       $11,566     $11,380

Commissions from FTDI...      --          --            --          --        --           530         1,056       1,010

Other...................        4           2             7           1       230            1            66         --
                           ------      ------       -------     -------   -------       ------       -------     -------

 Total revenues.........    8,389       3,385         8,038       7,659    11,581        6,105        12,688      12,390

Fulfillment and
 processing services....    6,878       2,990         7,075       6,736     9,523        4,860         9,870       9,789
                           ------      ------       -------     -------   -------       ------       -------     -------

Gross profit............    1,511         395           963         923     2,058        1,245         2,818       2,601

Operating expenses:

Marketing and promotion.    1,438         532         1,464       1,618     2,381        1,585         3,115       3,097

Technology development..      294         364           393         262       401          473           396         573

General and
 administrative.........      955         559           760         783     1,137          803         1,087       1,290
                           ------      ------       -------     -------   -------       ------       -------     -------

Total operating
 expenses...............    2,687       1,455         2,617       2,663     3,919        2,861         4,598       4,960
                           ------      ------       -------     -------   -------       ------       -------     -------

Loss from operations....   (1,176)     (1,060)       (1,654)     (1,740)   (1,861)      (1,616)       (1,780)     (2,359)

Interest expense........       79          84            81           5         7           30            75          26
                           ------      ------       -------     -------   -------       ------       -------     -------

Loss before income
 taxes..................   (1,255)     (1,144)       (1,735)     (1,745)   (1,868)      (1,646)       (1,855)     (2,385)

Income tax benefit......      502         458           694         698       747          658           742         954
                           ------      ------       -------     -------   -------       ------       -------     -------

Net loss................   $ (753)     $ (686)      $(1,041)    $(1,047)  $(1,121)      $ (988)      $(1,113)    $(1,431)
                           ======      ======       =======     =======   =======       ======       =======     =======

Pro forma basic and
 diluted net loss per
 share..................    $(.02)      $(.02)        $(.02)      $(.02)    $(.03)       $(.02)        $(.03)      $(.03)
                           ======      ======       =======     =======   =======       ======       =======     =======

Pro forma shares used in
 the calculation of
 basic and diluted net
 loss per share (1).....   42,000      42,000        42,000      42,000    42,000       42,000        42,000      42,000
                           ======      ======       =======     =======   =======       ======       =======     =======
                                                              Three months ended
                          -----------------------------------------------------------------------------------------------
                          June 30,  September 30, December 31, March 31,  June 30,   September 30, December 31, March 31,
                            1997        1997          1997       1998       1998         1998          1998       1999
                          --------  ------------- ------------ ---------  --------   ------------- ------------ ---------
                                                                  (unaudited)
Statement of Operations:

Order revenues and
 service fees, net of
 discounts..............    100.0%      100.0%         99.9%      100.0%     98.0%        91.3%         91.2%       91.8%

Other...................      0.0         0.0           0.1         0.0       2.0          0.0           0.5         0.0
                           ------      ------       -------     -------   -------       ------       -------     -------
Commissions from FTDI...      0.0         0.0           0.0         0.0       0.0          8.7           8.3         8.2


 Total revenues.........    100.0       100.0         100.0       100.0     100.0        100.0         100.0       100.0
Fulfillment and
 processing services....     82.0        88.3          88.0        88.0      82.2         79.6          77.8        79.0
                           ------      ------       -------     -------   -------       ------       -------     -------


Gross profit............     18.0        11.7          12.0        12.0      17.8         20.4          22.2        21.0

Operating expenses:

Marketing and promotion.     17.1        15.7          18.2        21.1      20.5         26.0          24.5        25.0

General and
 administrative.........     11.4        16.5           9.5        10.2       9.8         13.1           8.6        10.4
                           ------      ------       -------     -------   -------       ------       -------     -------
Total operating
 expenses...............     32.0        43.0          32.6        34.7      33.8         46.9          36.2        40.0
                           ------      ------       -------     -------   -------       ------       -------     -------
Technology development..      3.5        10.8           4.9         3.4       3.5          7.8           3.1         4.6

Interest expense........      1.0         2.5           1.0         0.1       0.1          0.5           0.6         0.2
                           ------      ------       -------     -------   -------       ------       -------     -------

Loss from operations....    (14.0)      (31.3)        (20.6)      (22.7)    (16.0)       (26.5)        (14.0)      (19.0)

Income tax benefit......      6.0        13.5           8.6         9.4       6.3         10.8           5.8         7.7
                           ------      ------       -------     -------   -------       ------       -------     -------

Loss before income
 taxes..................    (15.0)      (33.8)        (21.6)      (22.8)    (16.1)       (27.0)        (14.6)      (19.2)

Net loss................     (9.0)%     (20.3)%       (13.0)%     (13.4)%    (9.8)%      (16.2)%        (8.8)%     (11.5)%
                           ======      ======       =======     =======   =======       ======       =======     =======

---------
(1) Gives effect to the 12-for-1 split of our Class B common stock discussed in note 6 of the notes to our financial statements.

Liquidity and Capital Resources

   Our liquidity requirements primarily are for capital expenditures and working capital needs, including substantially increased advertising, promotion and other marketing expenses. In the fiscal year ended June 30, 1998, we made capital expenditures of $2.5 million, which related to the purchase of a distribution agreement for use in interactive advertising. We expect that the net proceeds of this offering and cash flow from operations will be sufficient to fund anticipated capital expenditures and working capital needs through fiscal 2001.

   Cash used by operating activities was $1.6 million for the nine months ended March 31, 1999, compared to cash used by operating activities of $3.2 million for the nine months ended March 31, 1998. Amortization expense was $1.1 million and $208,000 for the nine months ended March 31, 1999 and 1998, respectively. The decrease in cash used in operating activities is primarily due to the net loss for the period, partially offset by an increase in amortization and accounts payable for the nine months ended March 31, 1999.

   Cash used by investing activities was $689,000 and $2.5 million for the nine months ended March 31, 1999 and 1998, respectively. During the nine months ended March 31, 1999 and 1998, cash used by investing activities primarily consisted of capital expenditures related to the purchase of additional distribution agreements.

   Cash provided by financing activities, which reflects contributions from FTDI, was $2.3 million for the nine months ended March 31, 1999 compared to $5.7 million for the nine months ended March 31, 1998.

   Cash used by operating activities was $3.3 million for the year ended June 30, 1998 compared to cash used by operating activities of $3.1 million for the year ended June 30, 1997. Amortization expense was $521,000 for the year ended June 30, 1998. There were no assets to amortize during the prior ended June 30, 1997. Factors contributing to the increase in cash used in operating activities were the net loss for the period and a decrease in accounts payable offset by amortization and an increase in accrued expenses.

   Cash used by investing activities was $2.5 million for the year ended June 30, 1998. There was no cash used by investing activities for the year ended June 30, 1997. As discussed above, cash used by investing activities during the year ended June 30, 1998 consisted of the purchase of a distribution license for use in interactive advertising.

   Cash provided by financing activities, which reflects contributions from FTDI, was $5.8 million for the year ended June 30, 1998 compared to $3.1 million for the year ended June 30, 1997.

   From the date of incorporation until the completion of this offering, we will utilize the proceeds from the sale of shares of our Series A preferred stock to meet our liquidity requirements. Upon completion of this offering, we intend to utilize a portion of the remaining offering proceeds to fund our liquidity needs. We expect that the remaining proceeds from the offering will be sufficient to meet our short-term and long-term liquidity requirements through fiscal 2001.

Year 2000 Issues

   Most of our information technology (IT) functions are performed by FTDI pursuant to the Intercompany Agreements. Accordingly, we have relied on FTDI to assist us in assessing Year 2000 issues related to FTDI and us. The information supplied with respect to these matters has been provided by FTDI. FTDI conducted a review of our computer systems, as well as those of FTDI, and identified the systems (IT systems, as well as non-IT systems) that could be affected by the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the computer programs used by us that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculation. The Year 2000 issue is believed to affect virtually all companies and organizations, which would include us and FTDI, as well as systems and applications of our vendors or customers. FTDI identified various IT systems, such as those internal systems that reside on FTDI's mainframe, that are considered "mission critical" and have developed a plan for converting these computer systems for Year 2000 compliance.

   As of March 31, 1999, FTDI has contracted with an outside consulting firm, which has assisted us in the evaluation and selection of a compatible software package based on our IT system requirements and those of FTDI. FTDI is currently in the implementation and training process for this new software package. There are three phases to the software implementation process. Phase 1 consists of the software implementation for the general ledger and accounts payable systems. Phase 2 consists of the software implementation for FTD Marketplace distribution, floral order processing and accounts receivable. Phase 3 consists of the software implementation for credit card processing and directory publications. As of March 31, 1999, Phase 1 has been completed and tested. FTDI expects Phase 2 to be completed and tested by August 31, 1999. FTDI expects Phase 3 of the project to be completed and tested by October 1, 1999. This new software package will allow FTDI to improve its execution and efficiency in recording financial and operational information in addition to providing a solution to the Year 2000 issue with respect to our IT computer systems.

   In addition to the computer systems and software we use directly, our operations also depend on the performance of computer systems and software used by our significant service providers, including providers of financial, telecommunications and parcel delivery services. We also cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant.

   As part of our Year 2000 compliance efforts with FTDI, our plan includes contacting suppliers and other third parties whose business interruption could have a significant impact on our business. Together with FTDI, we have not completed the assessment of the Year 2000 issue as it relates to these suppliers and third party vendors and suppliers. However, it should be noted that there are over 19,000 FTD florists generally available to fulfill our orders, none of which individually accounts for a material portion of our revenues or profits. With respect to vendors and suppliers, FTDI has begun contacting key third parties in order to secure appropriate representation of Year 2000 compliance and to address the compatibility of systems. These vendors and suppliers include financial institutions and communication and transportation providers with whom FTD.COM and FTDI do business. FTDI's business is not significantly dependent on any one vendor or supplier. As of March 31, 1999, FTDI has received representation of Year 2000 compliance from approximately 44% of the vendors and suppliers that FTD.COM and FTDI use. FTDI and FTD.COM intend to establish alternative sources or strategies in the event that a vendor or supplier is unable to provide appropriate representations of Year 2000 compliance.

   In addition, the vast majority of purchases of merchandise from FTD.COM are made with credit cards, and our business, results of operations and financial condition may be adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the customers' credit card vendors or third party credit card transaction processors.

   FTDI has indicated that it has included in its Year 2000 compliance efforts FTDI products such as Mercury 2000, 3000 and 4000 terminals, Mercury Interface Box, Mercury Wings and Advantage (Solaris and SCO) computer systems. These products are sold and leased by FTDI to FTD florists as elements of the Mercury Network that links FTDI and FTD florists. FTDI has advised FTD.COM that it will complete its efforts to test these systems by the end of the third quarter of 1999 and intends to remedy these systems, if necessary. In the event that appropriate Year 2000 readiness is not achieved for a service or product identified by us or FTDI as Year 2000 compliant, FTDI will use commercially reasonable efforts to repair the affected portion of the service or product.

   FTDI has undertaken a review of the non-IT systems that we use and that rely on embedded computer technology and are in the process of implementing a remediation program with respect to those systems. The non-IT systems on which we rely primarily consist of those systems relating to the building and facilities and are not expected to adversely affect our operations. FTDI is in the process of replacing any of these systems that are not Year 2000 compliant and expect to complete this process by June 30, 1999.

   To date, we have not been allocated any significant costs incurred by FTDI in connection with its Year 2000 compliance efforts. Although we expect our Year 2000 compliance costs to be immaterial, we expect that any Year 2000 compliance costs that we incur after the closing of this offering will be funded from operating cash flow. The Year 2000 budget has not required the diversion of funds from or the postponement of the implementation of other planned IT projects. If FTDI and we are unsuccessful in implementing the software or if the software does not function as it is expected to, the related potential effect is expected to adversely affect our business, financial condition and results of operations. As of March 31, 1999, all scheduled implementation dates have been met, and we continue to anticipate the implementation to be completed by August 31, 1999. We intend to develop by September 30, 1999 and implement, if necessary, appropriate contingency plans to mitigate, to the extent possible, any significant Year 2000 areas of noncompliance. We will also assess the scope of Year 2000 issues relating to our Web site by September 30, 1999 and, if necessary, we will implement appropriate contingency plans to mitigate any significant Year 2000 areas of noncompliance.

   The economy in general may be adversely affected by risks associated with the Year 2000 issue. Our business, financial condition and results of operations could be adversely affected if systems on which we rely, including systems that are operated by other parties with whom we do business, are not Year 2000 compliant in time. There can be no assurance that these third party systems will continue to properly function and interface and will otherwise be Year 2000 compliant. Although we are not aware of any threatened claims related to the Year 2000, we may be subject to litigation arising from such claims and, depending on the outcome, such litigation could adversely affect our business.

   Based on the reviews and analysis done to date by us and FTDI, we believe that the reasonably likely worst-case scenario with respect to the Year 2000 issues could result in difficulty for customers placing orders should the Year 2000 problem disrupt power or communication facilities. Although these events could have an adverse affect on our business in the short-term, we do not believe that Year 2000 issues will materially and adversely affect our business, results of operations or financial condition over the long-term. No assurances can be given that our expectations will be realized.

   The expected costs and completion dates for the Year 2000 project and our expectations regarding likely outcomes are forward-looking statements based on management's best estimates, that were derived using numerous assumptions of future events, including the continued availability of resources, third party modification plans and other factors. Actual results could differ from these estimates as a result of factors that include the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. We have determined that the adoption of this new standard does not have a material effect on our disclosure for all periods presented because we currently operate in one segment.

                              ------------------

   This prospectus contains various "forward-looking statements" that are based on our current expectations, assumptions, estimates and projections about FTD.COM and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ from those anticipated in the forward-looking statements as a result of the factors described in this section and elsewhere in this prospectus.

                                    BUSINESS

   FTD.COM is an Internet and telephone marketer of flowers and specialty gifts. We began selling our products directly to consumers through our 1-800-SEND-FTD toll-free telephone number in 1993 and electronically to consumers through our www.ftd.com Web site in 1994. We offer same-day delivery of floral orders to over 97% of the U.S. population. The majority of our floral orders are fulfilled by a group of approximately 6,500 FTD florists who adhere to our quality guarantee and service standards. We believe that the process of purchasing flowers and specialty gifts is significantly enhanced through the use of the Internet. We also believe that our Web site offers convenience and a superior shopping experience compared to traditional telephone ordering by allowing consumers to view pictures of the flowers and specialty gifts they are considering purchasing and to be personally reminded of upcoming purchasing occasions. We believe the strength of the FTD brand, our easy-to-remember URL, our fulfilling florist network and our marketing relationships with The Walt Disney Company, M&M/Mars, Inc., Hickory Farms, Inc., The Vermont Teddy Bear Company and Crabtree & Evelyn, Ltd. will enable us to significantly grow our business and build market share.

   FTD was founded in 1910, and we believe that the FTD brand and the Mercury Man logo are among the most recognized consumer brands in America. Our product offerings vary by season and holiday. On average, we offer over 150 floral arrangements designed by FTD's floral designers for holidays and other occasions. We also offer over 50 specialty gifts, including stuffed animals and other plush toys, gourmet gift baskets, holiday gift sets and collectible containers. Our product offerings are available at prices ranging from $29.99 to $176.99. For the three months ended March 31, 1999, our total revenues were $12.4 million and we received a total of 208,845 orders. Internet orders represented 57% of total customer orders during this period.

Industry Background

   Growth of online commerce. The Internet is dramatically affecting the methods by which consumers buy goods and services. The Internet provides online merchants with the ability to reach a broad audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing consumers with a broad selection, detailed product information and unparalleled convenience. As a result, a growing number of parties are transacting business on the Internet. In November 1998, Forrester Research estimated that U.S. retail consumer purchases of goods and services over the Internet will increase from approximately $7.8 billion in 1998 to over $108 billion in 2003. According to Forrester Research, almost 9 million households, or approximately 30% of all current online households in the U.S., made at least one online purchase in 1998. By 2003, this figure is expected to grow to over 40 million households, or over 75% of all projected online households in the U.S., as Internet use becomes more convenient through higher-speed access and more common through the use of alternative Internet access devices.

   Online floral and specialty gift market. The floral and specialty gift markets are large and growing markets that are both well suited for e-commerce. According to an October 1997 United States Department of Agriculture Economic Research Service study, the U.S. retail market for cut flowers and cut greens was $6.5 billion in 1996 and has grown at a compound annual growth rate of approximately 5% from 1993 to 1996. In November 1998, Forrester Research forecasted that the U.S. online market for flowers will increase from $212 million in 1998 to $906 million in 2003 and that the U.S. online market for specialty gifts will increase from $63 million in 1998 to $544 million in 2003. In addition, according to a June 1998 report published by the World Conference on Horticultural Research, the U.S. ranked 13th worldwide in per capita retail expenditures for cut flowers and cut greens. As a result, we believe that there are significant opportunities to increase the number of online flower purchases in the U.S. and that increased advertising and the superior shopping experience afforded by the Internet will be catalysts for this growth.

Competitive Strengths

   We benefit from our ability to utilize the FTD brand. According to an April 1999 Market Facts, Inc. research study commissioned for FTD, the FTD brand is regarded as the floral industry leader in several key categories, including first choice when ordering flowers over the Internet, brand awareness, customer service and convenience. Our URL, www.ftd.com, is commercially attractive and easy to access. To stimulate brand awareness and increase traffic to our Web site, we advertise on several high-traffic Web sites, such as Yahoo!, the Go NetworkTM, Netscape Netcenter, MSN.com and others. We also sell a number of floral and specialty gift products utilizing other popular consumer brands such as Winnie The Pooh(R), M&M's(R), Vermont Teddy Bear(R), Hickory Farms(R) and Crabtree & Evelyn(R).

   We believe that our fulfilling florist network and quality control standards are a significant competitive strength. Through a network of approximately 6,500 FTD florists, who fill the majority of our orders, we can provide same-day delivery of flowers to 97% of the U.S. population, if the order is received by 1:00 p.m. in the recipient's time zone. To fulfill our customers' orders, florists must adhere to our service standards, including our 100% satisfaction guarantee. We continuously monitor our fulfilling florists by placing random test orders and monitoring customer feedback to ensure customer satisfaction. We provide customer service through our call centers and online.

   The technologies integrated in our Web site allow us to retain and analyze customer, sales and Web site activity. Our Web site provides our customers with a fast and convenient way to shop. It also allows our customers to obtain detailed information about our products and to be personally reminded of upcoming purchasing occasions.

Business Strategy

   We intend to build further brand awareness and increase our customer base and purchasing frequency by significantly expanding our advertising, direct marketing/affinity and retention marketing efforts. We plan to implement a targeted television, radio and print advertising campaign focused on increasing customer usage of FTD.COM. In addition, we intend to increase our advertising presence on highly-trafficked Web sites to encourage consumers to visit our Web site. We will also continue to utilize a direct marketing campaign designed to acquire new customers. To date, we have developed affinity programs with a variety of companies, including Citibank, MBNA and United Airlines. These programs involve monthly statement inserts, e-mails and catalogs that market our products to their customers and often offer discounts or frequent flier mileage awards for purchases of our products.

   We also intend to strengthen our retention marketing programs. We currently utilize our customer information to provide a personalized e-mail reminder service. This voluntary reminder service enables customers to choose to be reminded of significant flower or gift purchasing occasions, including events identified by the particular customer such as birthdays and anniversaries. We also send printed catalogs and offer other incentives designed to increase purchasing frequency.

   We plan to expand our product offerings to continue to provide our customers with the best selection of flowers and specialty gifts. While our major focus is and will continue to be selling flowers, we believe that our specialty gifts complement our floral product offerings. We believe that the strength of the FTD brand will allow us to continue to enhance our product offerings through relationships with other popular consumer brands.

   We intend to provide quality customer service by continuing to offer our 100% satisfaction guarantee and by investing in our technology platforms. Under our 100% satisfaction guarantee policy, customers are entitled to a full refund or a replacement at no additional cost if they are unsatisfied for any reason. By making additional investments in technology to share information between our call centers and Web site environments, we believe that we will be able to continue to enhance our reputation for customer service.

   We plan to capitalize on our relationship with FTD. We believe that this relationship provides us with significant advantages, including our access to quality-tested fulfilling florists, our ability to use the FTD brand name and the www.ftd.com URL and the substantial experience of FTD's management.

   Our relationship with FTD also allows us access to FTD's international fulfillment capability. One of FTD's unique capabilities is its affiliation with approximately 32,000 florists outside North America. These florists, through their membership in Interflora, a licensing partner of FTD, have agreed to receive floral orders transmitted by FTD. There are many people living in North America who may be interested in sending flowers and specialty gifts to relatives, friends and business associates living abroad. We intend to market FTD's international fulfillment capabilities to these consumers.

Product Offerings

   We sell both floral arrangements whose designs have been created by FTD as well as traditional floral arrangements that are chosen by the customer. Our specialty gift products include plush toys, gourmet gift baskets and collectible containers. These products are available at a wide range of price points. The following table illustrates a sample of current product offerings.

                                                                            Retail Price
            Product Type                      Product Examples                  Range
            ------------                      ----------------              ------------
   FTD Branded Products             FTD Anniversary Bouquet               $34.99 to $84.99
                                    FTD Thanks A Bunch(R) Bouquet
                                    FTD Birthday Party(R) Bouquet

   FTD Licensed Products            Winnie The Pooh(R) bouquets           $39.99 to $94.99
                                    M&M's(R) character bouquets
                                    Mickey Mouse(R) bouquets
                                     (beginning in late 1999)

   Traditional Floral Arrangements  Roses and other mixed flower bouquets $29.99 to $176.99

   Specialty Gifts                  Hickory Farms(R) products             $34.99 to $89.99
                                    NFL(TM) gift baskets
                                    Crabtree & Evelyn(R) products

   FTD branded products. Each year, FTD designs floral and specialty gift products for significant occasions, such as birthdays and anniversaries, and major holidays, including the most popular floral holidays of Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas. We typically offer approximately 15 products in this category at any one time. FTD begins developing new products well in advance of their expected release dates. Each component of these new products, including the container, the flower arrangement and any other product enhancement, is designed by individual third party professional floral designers who work in conjunction with employees of FTDI on a project-by-project basis. After the product design phase is completed, FTDI conducts extensive research with florists and consumers to help ensure the success of these new products.

   FTD licensed products. FTD also seeks to enter into licensing arrangements with other popular consumer brands with the goal of developing new and innovative products. In this regard, FTDI has developed relationships with companies that have well recognized brand names, such as The Walt Disney Company, M&M/Mars, Inc., Hickory Farms, Inc., The Vermont Teddy Bear Company and Crabtree & Evelyn, Ltd. We typically offer approximately four products in this category at any one time and introduce new products for specific holidays. To date, these arrangements have not resulted in a material portion of our revenues.

   Traditional floral arrangements. Consumers can also purchase traditional floral arrangements, such as roses and mixed flower bouquets. We typically offer over 100 products in this category at any one time.

   Specialty gifts. We also offer specialty gift products in key categories such as plush toys, gourmet food, health and beauty and candles/aromatherapy. These offerings include products from Hickory Farms, Inc. and licensees of the National Football League, and we typically offer approximately 50 products in this category at any one time. FTD continuously seeks to add strong brands to include in this category of product offerings. These products are developed in a relatively short period of time and are shipped directly from the vendor's manufacturing facilities or the vendor's third party distributor to the consumer.

Transaction Execution

   The execution of an order consists of the following steps illustrated below:

  Order placement

   . Internet orders--Once a customer has selected a product, our Web site prompts the customer to enter a credit card number and provide other relevant information, including the address of the recipient and any special delivery instructions; this information is then transmitted over the Internet to the servers that process our orders and communicate with the Mercury Network.

   . Telephone orders--A sales representative collects the relevant order and credit card payment information; this information is then transmitted to the servers that process our orders and communicate with the Mercury Network.

Order fulfillment

   . Orders fulfilled by florists--The fulfilling florist fills the order by delivering the floral or specialty gift order directly to the recipient.

   . Orders fulfilled by manufacturers or third party distributors--The manufacturer or third party distributor of the specialty gift order sends the specialty gift order to the recipient through an express delivery service such as United Parcel Service or Federal Express; these items typically arrive in one to two days depending on the delivery method chosen by the customer.

Transaction Economics

   Orders placed through our Web site or 1-800-SEND-FTD typically are paid for using a credit card. For each order generated by us that is fulfilled by an FTD florist, we pay FTDI a percentage of the sales price of the order. This payment is allocated between FTDI and the fulfilling florist. A commission of $5.00 is paid to us by FTDI for each order that we clear through the FTD Clearinghouse. For orders that are not fulfilled by an FTD florist, such as holiday gift baskets, we pay a prenegotiated price for the product to the manufacturer or third party distributor. We do not receive a commission from FTDI for these orders. In addition, our customers pay us a service fee of $6.99 for most orders placed through our Web site and $9.99 for most orders placed through 1-800-SEND-FTD.

Marketing and Promotion

   To date, we have focused our marketing and promotion strategy on purchasing advertising on high-traffic Web sites. We also have conducted a marketing campaign that targets our proprietary database of customers through the use of seasonal e-mail solicitations and printed catalogs. We intend to significantly expand our advertising and marketing efforts with the predominant portion of proceeds raised from this offering through the development of new online and traditional advertising.

   Online advertising. We believe that we are one of the floral and specialty gift industries' leaders in establishing a substantial online advertising presence. We have established an advertising presence on several high-traffic Web sites, including Yahoo!, the Go NetworkTM, Netscape Netcenter, MSN.com, Disney.com, Infoseek, Excite, Hotbot and Lycos. The agreements governing those advertising relationships expire at various times over the next three years. We intend to continue to seek new opportunities to expand this presence within top-tier portal sites and highly trafficked content sites.

   Traditional advertising. We intend to actively pursue a variety of traditional advertising channels to promote the FTD.COM brand. Our efforts in this area will focus on promoting our brand through television, radio and print advertisements. While we have not spent significant marketing dollars in this area in the past, we expect to significantly increase our traditional advertising campaign in the future.

   Direct marketing/affinity programs. Through an aggressive direct marketing campaign designed to acquire new customers, we develop relationships with many companies that have large consumer databases, including United Airlines and credit card issuers such as Citibank and MBNA. We utilize statement inserts, e-mail and printed catalogs to market to these consumers and often offer discounts or frequent flier mileage awards for purchases.

   Retention marketing. We use our extensive database of customer information to enhance our customer retention efforts. For example, we allow our Internet customers to establish an account with us that stores an address book, credit card numbers and ordering preferences and allows customers to review their previous purchases. We intend to continue to expand these efforts.

   In addition, FTDI utilizes a variety of advertising channels to promote the FTD brand and the Mercury Man logo, including television and print advertisements. FTD has utilized football Hall-of-Famer and actor Merlin Olsen as a spokesman since 1983. FTDI also has an active sponsorship campaign, featuring a float in the annual Tournament of RosesTM Parade and sponsorship of the Champions on IceTM professional ice skating tour.

Technology and Systems

   Our Internet technology utilizes FTDI's systems and technology licensed from other parties, enabling us to offer our customers a convenient and user-friendly online shopping experience. The overall mix of technologies and applications that we use allows us to support a distributed, scalable and secure e-commerce environment.

   We use server technology in a fully redundant configuration to power our Web site. Our hosting location has the ability to handle increases in usage levels by utilizing data communication links that can add capacity in excess of historical levels.

   Effective December 1999, our relationships with the developer of our Web site and our Web site host will terminate. We currently are in the process of selecting other third parties to provide these services.

   Our transaction system primarily is supported by fully redundant processors, which FTDI owns. The term "redundant processors" means that we have back-up servers that remain idle or run non-critical tasks when the system is working properly. If one of the primary processors goes down, then a back-up processor will start-up and begin to handle customer transactions. These processors accept and validate floral and non-floral orders, assess product availability, handle credit card transaction processing and automated customer communications and facilitate florist selection. With respect to these orders, the processors communicate with the Mercury Network, which is a scalable, redundant network that facilitates communication with and among FTD florists, manufacturers and third party distributors. With respect to the Mercury Network, the term "redundant network" means that several checks and balances exist to ensure that a customer order is processed in a timely manner. The Mercury Network automatically routes an order to a florist based on location and activity levels. The connection at the florist's shop either electronically accepts, rejects or does not respond. If no electronic response occurs then a manual call is placed to alert the florist to the condition. If the florist cannot immediately rectify the problem, then the order is automatically electronically routed to another suitable florist.

   Orders generated through 1-800-SEND-FTD are processed by call centers operated by APAC TeleServices, Inc. and, to a lesser degree, by us. Under the APAC Teleservices Agreement between APAC TeleServices, Inc. and us, either party is entitled to terminate the agreement at any time upon 180 days prior written notice to the other party. The sales representatives at APAC's customer call centers in Cedar Rapids and Waterloo, Iowa and LaCrosse, Wisconsin, which provide 24-hour phone services, and our customer call center, collect the billing and order information for each order generated through 1-800-SEND-FTD. We pay APAC a per minute fee for call center coverage. This fee is highest during the 14 days prior to Christmas, Valentine's Day and Mother's Day. Having access to both an in-house and independent call center gives us the flexibility to allocate calls during peak hours, facilitates call center expansion capabilities during the holiday periods without additional capital expenditures and ensures that we will have adequate call center coverage.

Customer Service

   We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases depends, in part, on the strength of our customer service. The Internet allows nearly instant user feedback, which we use to promptly address customer requests and needs. In addition, we value frequent communication with and feedback from our customers to continually improve our services. We operate customer call centers that provide problem resolution services through our Web site and by telephone at 1-800-SEND-FTD, Monday through Friday, 7:00 a.m. through 7:00 p.m., and Saturday, 7:00 a.m. through 5:00 p.m., Central time. During holiday periods, customer service is also available Sunday, 8:00 a.m. through 3:00 p.m., Central time. Our customer service personnel are responsible for handling general customer inquiries, answering customer questions about the ordering process and investigating the status of orders, shipments and payments. In addition, we license software that enables us to provide online, automated customer service support and reduce our customer service costs.

Competition

   The consumer markets for flowers and specialty gifts are highly competitive and highly fragmented, and there are few barriers to entry in the markets in which we compete. The number of e-commerce Web sites competing for consumers' attention has increased rapidly during the past several years. We compete with marketers of flowers and specialty gifts who sell through various channels, including retail stores, the Internet, the telephone and catalogs. Our competitors may have greater resources or more established customer bases than ours. Our principal competitors are 1-800-FLOWERS.COM, Inc., Gerald Stevens, Inc. and PC Flowers & Gifts.com Inc.

   We believe that the primary competitive factors in our markets are trust in the brand, brand recognition, site content, ease of use, price, fulfillment capabilities, customer service and reliability. Our success will depend heavily on our ability to continue to provide a satisfactory shopping experience. Other factors that will affect our success include our continued ability to attract experienced marketing, technology, operations and management talent. We are aware that some of our competitors have and may continue to adopt aggressive pricing and marketing strategies. Increased competition may adversely affect operating margins and result in loss of market share and a diminished brand franchise. The nature of the Internet as an electronic marketplace, which may, among other things, lower barriers to entry for our competitors and facilitate comparison shopping, may render it inherently more competitive than traditional retailing formats.

Intellectual Property

   We regard our Internet domain name, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success. Much of our intellectual property is licensed from third parties, principally FTDI. These license arrangements include our Trademark License Agreement with FTDI, pursuant to which we license the right to use the FTD name, including the use of the FTD trademark and associated logos as part of our Internet domain name and our toll-free telephone number. In addition, a substantial portion of the technology incorporated in our Web site is based on technology licensed from our third party Web site developer, including our database and Internet server software and the associated source code. To protect our intellectual property rights, we rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and agreements with employees, customers, strategic partners and others. We also depend on the third party owners of the intellectual property rights we license to protect those rights.

Employees

   We currently employ 41 people who devote all or substantially all of their time to our business. In addition, approximately 130 of FTDI's employees provide services to us pursuant to an intercompany agreement with FTDI. None of our employees is represented by a union, and we consider relations with our employees to be good.

Legal Proceedings

   We are not involved in any legal proceeding that management believes would adversely affect our business, results of operations or financial condition.

Facilities

   Our principal offices are located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515, and have historically been shared with FTDI, which owns the property. Following this offering, we expect to continue to use a portion of this property under a space-sharing arrangement with FTDI. As we expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. We do not own any real estate.

                                   MANAGEMENT

Executive Officers and Directors

   Our board of directors consists of five directors, all of whom are elected for one-year terms at each annual meeting of stockholders. Our executive officers are elected annually by our board of directors, however, they may be removed from office at any time by our board of directors.

   The following table sets forth, as of July 1, 1999, the name, age and position within FTD.COM of each of our executive officers and directors. Each of the individuals identified in the following table other than Mr. Chapman has served in his or her position within FTD.COM since May 19, 1999. Their respective backgrounds are described following the table.

      Name                   Age Position
      ----                   --- --------
      Richard C. Perry.....   44 Chairman of the Board

      Michael J. Soenen....   29 President, Chief Executive Officer and Director

      Peter K. Poli........   37 Vice President and Chief Financial Officer

      Frederick K. Johnson.   52 Chief Information Officer

      Brian G. Chapman.....   34 Vice President of Strategy and Development

      Habib Y. Gorgi.......   42 Director

      Veronica K. Ho.......   39 Director

      Gary K. Silberberg...   39 Director

   Some of the current members of our board of directors have been appointed pursuant to various parties' contractual rights to designate directors under an FTD Corporation stockholders' agreement. Mr. Perry, Ms. Ho and Mr. Silberberg are designees of Perry Acquisition Partners, L.P.; and Mr. Gorgi is a designee of the investment funds and related persons affiliated with Bain Capital, Inc. These rights to designate directors are more fully described under the caption "Transactions with Management and Others--Rights to Designate Directors."

   Richard C. Perry is the President and Managing Member of Perry Capital LLC, founded in 1998, and President of Perry Corp., both of which are private money management firms. He founded Perry Corp. in 1988. Mr. Perry had been an Adjunct Associate Professor at New York University's Stern School of Business. Mr. Perry serves as Chairman of the Board of FTDI and FTD Corporation. He is also a director of Radio & Records, Inc. and Uniplast Industries Co. and a trustee of the Allen Stevenson School and the National Advisory Board of Facing History and Ourselves. Mr. Perry received a B.S. from the Wharton School of the University of Pennsylvania in 1977 and an M.B.A. from New York University's Stern School of Business in 1980.

   Michael J. Soenen is the President and Chief Executive Officer and a director of FTD.COM. He was Vice President--Marketing of FTDI prior to joining FTD.COM in May 1999. From January 1997 until August 1998, he was Director of Sales Promotion for FTDI. Mr. Soenen was an associate at Perry Corp. from August 1996 to December 1996. From July 1993 to July 1996, Mr. Soenen worked for Salomon Brothers Inc, an investment banking firm. Mr. Soenen received a B.A. from Kalamazoo College in 1992. Mr. Soenen was not elected to our board pursuant to an arrangement or understanding with any party.

   Peter K. Poli was named Vice President and Chief Financial Officer of FTD.COM in April 1999. Prior to joining us, Mr. Poli was Chief Financial Officer of Discover Brokerage Direct, Inc., an Internet brokerage firm that is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., from March 1997 to April 1999. He was also a director of Discover Brokerage Direct from July 1998 to April 1999. From 1987 until he joined Discover Brokerage Direct, Mr. Poli served in various capacities at Dean Witter Reynolds Inc., an investment banking firm. Mr. Poli received an A.B. from Brown University in 1983 and an M.B.A. from Harvard Business School in 1987.

   Frederick K. Johnson joined FTDI as Executive Vice President Technology in July 1997. Prior to that time, Mr. Johnson was Senior Vice President--MIS for Fabri-Centers of America, Inc., a retail chain of fabric and craft stores that is now known as Jo-Ann Stores, Inc., for more than five years. Mr. Johnson received a B.S. from Case Institute of Technology in 1969 and an M.B.A. from Case Western Reserve University in 1977.

   Brian G. Chapman was named Vice President of Strategy and Development of FTD.COM in June 1999. Prior to joining FTD.COM, Mr. Chapman was a director of VIA International, a management consulting firm, from April 1997 to May 1999. From March 1990 to April 1997, Mr. Chapman was a management consultant with Towers Perrin, an international consulting firm. Mr. Chapman received a B.S. from Northwestern University in 1986.

   Habib Y. Gorgi currently is President of Fleet Private Equity Co. Inc., a subsidiary of Fleet Financial Group, Inc. He was Executive Vice President of Fleet Private Equity Co. Inc. from 1993 until he became President in January 1996. Mr. Gorgi serves as a director of FTDI and FTD Corporation. He is also a director of several privately-held companies. Mr. Gorgi received an A.B. from Brown University in 1978 and an M.B.A. from Columbia University in 1983.

   Veronica K. Ho is a Managing Director and Member of Perry Capital LLC and has been a Managing Director of Perry Corp. since 1993. Ms. Ho serves as a director of FTDI and FTD Corporation. She is also a director of Radio & Records, Inc., AT Plastics Inc. and Uniplast Industries Co., and a member of the New York Advisory Board of Facing History and Ourselves. Ms. Ho received an A.B. from Brown University in 1982 and an M.B.A. from Harvard Business School in 1986. Ms. Ho is married to Mr. Silberberg.

   Gary K. Silberberg is a Managing Director and Member of Perry Capital LLC and has been a Managing Director of Perry Corp. since 1994. Mr. Silberberg serves as a director of FTDI and FTD Corporation. He is also a director of Uniplast Industries Co. Mr. Silberberg received an Sc.B. from Brown University in 1982 and a J.D. from Yale Law School in 1985. Mr. Silberberg is married to Ms. Ho.

Additional Directors

   Within 90 days following the closing of this offering, we plan to add to our board of directors two independent directors who are not affiliated with FTD.COM, FTDI, FTD Corporation or any other party that has a right to designate a member or members of our board of directors.

Board Committees

   Prior to or immediately following the closing of this offering, our board of directors will establish an audit committee and a compensation committee. The audit committee will be responsible for reviewing our audited financial statements and accounting practices, and considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The compensation committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefit plans and make recommendations to our board of directors regarding those matters.

Director Compensation

   Directors who are not employees or affiliates of FTD.COM, FTDI or FTD
Corporation are paid        for each board or committee meeting attended and
are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at those meetings.

Compensation Committee Interlocks and Insider Participation

   Historically, all compensation decisions relating to our executive officers have been made by the full board of directors of FTDI. Following the closing of this offering, the compensation committee will make all compensation decisions regarding our executive officers. No interlocking relationship exists between the compensation committee and the board of directors or compensation committee of any other company, and no such relationship existed in the past.

Executive Compensation

   Prior to the offering, all compensation paid to our executive officers was paid by FTDI and was attributable, at least in part, to services provided to FTDI's Internet and telephone floral and specialty gift business.

   The following table sets forth information concerning the compensation during our fiscal year ended June 30, 1998 for our Chief Executive Officer and the other most highly compensated executive officer of the Company whose total salary and bonus (as determined in accordance with Securities and Exchange Commission rule) exceeded $100,000.

                           Summary Compensation Table

                             1998 Annual              Long-Term
                             Compensation        Compensation Awards
                         -------------------- ---------------------------
                                              Restricted     Securities
Name and Principal                              Stock        Underlying      All Other
Position                 Salary ($) Bonus ($) Awards ($)   Options (#)(1) Compensation ($)
------------------       ---------- --------- ----------   -------------- ----------------
Michael J. Soenen.......  115,177     9,839        --          10,000           8,570(2)
President and Chief
 Executive Officer
Frederick K. Johnson....  172,384    15,130    155,000(3)     100,000          21,687(4)
Chief Information
 Officer

----------
(1) Represents options to purchase shares of Class A common stock of FTD Corporation.
(2) Represents $7,402 in compensation for moving expenses and $1,168 in flexible dollars for use in connection with FTD Corporation's benefit plans.
(3) As of June 30, 1998, Mr. Johnson held 20,000 restricted shares of Class A common stock of FTD Corporation with an aggregate value of $210,000. These restricted shares vest in three equal installments beginning on June 30, 2000.
(4) Represents $19,831 in compensation for moving expenses and $1,856 in flexible dollars for use in connection with FTD Corporation's benefit plans.

FTD Corporation Option Grants in Last Fiscal Year

   The following information sets forth information concerning grants of options to purchase shares of Class A common stock of FTD Corporation to the named executive officers during our fiscal year ended June 30, 1998.

               FTD Corporation Option Grants in Last Fiscal Year

                                     Individual Grants
                         ------------------------------------------
                                                                       Potential
                                                                    Realizable Value
                                                                       at Assumed
                                                                    Annual Rates of
                         Number of   % of Total                       Stock Price
                         Securities   Options                       Appreciation for
                         Underlying  Granted to                       Option Term
                          Options    Employees  Exercise            ----------------
                          Granted    in Fiscal   Price   Expiration   5%      10%
Name                        (#)         Year     ($/sh)     Date    ($)(3)   ($)(3)
----                     ----------  ---------- -------- ---------- ------- --------
Michael J. Soenen.......   10,000(1)     4.8%     7.75    10/28/07  $48,739 $123,515
Frederick K. Johnson....   50,000(2)    24.2%     7.75    10/28/07  243,697  617,575
                           50,000(2)    24.2%    15.00    10/28/07      --   255,075

----------
(1) Options vest in four equal installments beginning on January 1, 1998.
(2) Options vest in four equal installments beginning on July 1, 1998.
(3) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of the Class A common stock of FTD Corporation.

FTD Corporation Option Exercises in Last Fiscal Year and Year-End Option Values

   The following table sets forth information concerning option exercises with respect to FTD Corporation Class A common stock by our executive officers named in the table above during our fiscal year ended June 30, 1998.

                      Aggregated Option Exercises in Last
                 Fiscal Year and Fiscal Year-End Option Values

                                                    Number of Securities
                                                   Underlying Unexercised       Value of Unexercised
                                                      Options at Fiscal       In-The-Money Options at
                         Shares Acquired  Value         Year-End (#)            Fiscal Year-End ($)
Name                     on Exercise (#) Realized Exercisable/Unexercisable Exercisable/Unexercisable(1)
----                     --------------- -------- ------------------------- ----------------------------
Michael J. Soenen.......         0           0           2,500/7,500                6,875/20,625
Frederick K. Johnson....         0           0             0/100,000                   0/137,500

----------
(1) Value was calculated by subtracting the exercise price from the fair market value, which was determined by the FTD Corporation board of directors to be $10.50 as of June 30, 1998.

Employment Agreements

   Pursuant to an offer of employment, we agreed to pay Peter K. Poli an annual salary of $150,000 to serve as our Vice President and Chief Financial Officer. We also agreed to pay Mr. Poli a severance payment of one year's salary in the event his employment is terminated. In accordance with the terms of his offer of employment and as of the close of the offering, Mr. Poli will be granted options to purchase 306,900 shares of our Class A common stock at an exercise price per share equal to the initial public offering price and the same number of shares at an exercise price of two times the initial public offering price. See "--Stock Option Grants as of the Offering."

   Pursuant to an offer of employment with substantially similar provisions as Mr. Poli's, we agreed to pay Brian G. Chapman an annual salary of $150,000 to serve as our Vice President of Strategy and Development, and as of the close of the offering Mr. Chapman will be granted options to purchase 204,600 shares of our Class A common stock at an exercise price per share equal to the initial public offering price. See "--Stock Option Grants as of the Offering."

   We intend to enter into an agreement governing the employment of Michael J. Soenen, our President and Chief Executive Officer, following the closing of this offering on terms substantially similar to those applicable to Messrs. Poli and Chapman.

Equity Incentive Plan

   The following description of our 1999 Equity Incentive Plan is a summary and is qualified in its entirety by reference to the text of the 1999 Equity Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

   On     , 1999, our board of directors unanimously approved and adopted the
FTD.COM INC. 1999 Equity Incentive Plan, subject to the approval of FTDI, our sole stockholder with voting rights, which was obtained the same day. The plan affords our board of directors the ability to design compensatory awards that are responsive to our needs, and includes authorization for stock options, appreciation rights, restricted shares, deferred shares, stock payments, performance shares and performance units. The plan will supplement our current compensation programs available to eligible employees.

   Principal purposes of the plan. The principal purposes of the plan are to attract and retain directors, officers, consultants and other employees of FTD.COM, FTDI and FTD Corporation and their subsidiaries and to provide to those people incentives and rewards for superior performance.

   Available shares of Class A common stock. Subject to adjustment as provided in the plan, the number of shares of our Class A common stock that may be issued or transferred under the plan will not in the aggregate exceed 4,500,000 shares of our Class A common stock, plus any shares relating to awards that expire, are forfeited or are transferred, surrendered or relinquished upon the payment of any option price or upon satisfaction of any withholding amount. These shares may be shares of original issuance or treasury shares or a combination thereof.

   Directors, officers, consultants and other employees of FTD.COM, FTDI or FTD Corporation and their subsidiaries may be selected by our board of directors to receive awards under the plan.

   Option rights. Option rights may be granted under the plan that will entitle the plan participant to purchase shares of Class A common stock at a price that may not be less than the market value per share on the date of grant. Each grant of option rights will be evidenced by an agreement between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Each grant of option rights will specify whether the option price is payable:

  . in cash or by check acceptable to FTD.COM;

  . by the tender to FTD.COM of shares of Class A common stock owned by the plan participant for at least six months having a value at the time of exercise equal to the option price;

  . by delivery of irrevocable instructions to a financial institution or broker to deliver promptly to FTD.COM sale or loan proceeds with respect to the shares sufficient to pay the total option price; or

  . by any combination of those payment methods.

   On or after the date of grant of any option rights, our board of directors may provide for the automatic grant of reload option rights to a plan participant upon the exercise of option rights, including reload option rights, using shares of Class A common stock or other consideration specified in the plan. Reload option rights are additional option rights granted automatically to a plan participant upon the exercise of option rights. Reload option rights will cover up to the number of shares of our Class A common stock, deferred shares, stock payments, option rights or performance shares or the number of shares of our Class A common stock having a value equal to the value of any performance units surrendered to FTD.COM upon any such exercise in payment of the option price or to meet any withholding obligations. Reload option rights may have an option price that is less than the applicable market value per share at the time the reload option right is granted and will be on the other terms specified by our board of directors, which may be the same as or different from those of the original option rights.

   Option rights granted under the plan may be options that are intended to qualify as incentive stock options, options that are not intended to so qualify or combinations of these alternatives.

   Our board of directors may, on or after the date of grant of any option rights, other than the grant of an incentive stock option, provide for the payment of dividend equivalents to the plan participant on a current, deferred or contingent basis or may provide that any of those equivalents be credited against the option price.

   No option right will be exercisable more than ten years from the date of grant. Each grant will specify the period of continuous service with FTD.COM, FTDI or FTD Corporation or any subsidiary or other conditions, including the achievement of management objectives, that must be satisfied before the option rights will become exercisable and may provide for the earlier exercise of those option rights in the case of a change in the control of FTD.COM or other events. Successive grants may be made to the same plan participant whether or not option rights previously granted to that plan participant remain unexercised.

   Appreciation rights. An appreciation right is a right to receive from FTD.COM an amount determined by our board of directors, which will be expressed as a percentage of the amount, not to exceed 100 percent, at the time of exercise. If an appreciation right is granted in tandem with an option right, it is only exercisable if the option right has not been exercised or terminated. Any grant may specify that the amount payable upon exercise of an appreciation right may be paid by FTD.COM in cash, in Class A common stock or in any combination thereof, and may grant either to the plan participant or our board of directors the right to elect among those alternatives.

   Any grant may specify that the amount payable upon exercise of an appreciation right may not exceed a maximum specified by our board of directors at the date of grant. Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

   Any grant may specify that the appreciation right may be exercised only in the event of, or earlier in the event of, a change in the control FTD.COM or other event. Any grant may provide for the payment to the plan participant of dividend equivalents on the grant in cash or shares of our Class A common stock on a current, deferred or contingent basis. Any grant of appreciation rights may specify management objectives that must be achieved as a condition to exercise those rights.

   Any grant of tandem appreciation rights will provide that the tandem appreciation rights may be exercised only at a time when the related option rights are also exercisable and the spread is positive, and by surrender of the related option rights for cancellation.

   Each grant will specify in respect of each free-standing appreciation right a base price, which will be equal to or greater or less than the market value per share on the date of grant. Successive grants may be made to the same plan participant regardless of whether any free-standing appreciation rights previously granted to the plan participant remain unexercised. No free-standing appreciation right granted under the plan may be exercised more than ten years from the date of grant.

   Each grant of appreciation rights will be evidenced by an agreement between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Restricted shares. A grant of restricted shares involves the immediate transfer by FTD.COM to a plan participant of ownership of a specific number of shares of our Class A common stock in consideration of the performance of services. The plan participant is immediately entitled to voting, dividend and other ownership rights in those shares. The transfer may be made without additional consideration or in consideration of a payment by the plan participant that is at or less than the market value per share at the date of grant. However, any grant of restricted shares made for consideration paid at the time of grant, including the foregoing of compensation owed by FTD.COM to a plan participant, will not be counted for purposes of the limit on the permitted number of restricted shares.

   Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by our board of directors at the date of grant. An example would be a provision that the restricted shares would be forfeited if the plan participant ceased to serve FTD.COM as an officer or key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of restricted shares will be prohibited or restricted in a manner and to the extent prescribed by our board of directors at the date of grant. Our board of directors may provide for a shorter period during which the forfeiture provisions apply in the case of a change in the control of FTD.COM or other events.

   Any grant of restricted shares may specify management objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of those management objectives a minimum acceptable level of achievement. The grant may set forth a formula for determining the number of restricted shares on which restrictions will terminate if performance is at or above the minimum level, but below full achievement of the specified management objectives.

   Any grant or sale of restricted shares may require that any or all dividends or other distributions paid on the restricted shares during the period of a risk of forfeiture and restrictions on transfer be automatically deferred and reinvested in additional restricted shares, which may be subject to the same restrictions as the underlying award.

   Each grant of restricted shares will be evidenced by an agreement between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Deferred shares. A grant of deferred shares constitutes an agreement by FTD.COM to deliver shares of our Class A common stock to the plan participant in the future in consideration of the performance of services and subject to the fulfillment of the conditions, if any, as our board of directors may specify during the applicable deferral period. Our board of directors may provide for a shorter deferral period in the case of a change in the control of FTD.COM or other event. During the deferral period, the plan participant has no rights of ownership in the deferred shares, no right to vote those shares and, except as provided under the plan, no right to transfer any rights under the award. However, our board of directors may, at or after the date of grant, authorize the payment of dividend equivalents on those shares on a current, deferred or contingent basis, in either cash or in additional shares of Class A common stock. Awards of deferred shares may be made without additional consideration or in consideration of a payment by the plan participant that is at or less than the market value per share at the date of grant.

   Each grant of deferred shares will be evidenced by an agreement between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Stock payments. A stock payment is an agreement by us to:

  . deliver shares of our Class A common stock to the plan participant as payment or

  . permit a plan participant to exercise an election or other right to receive or purchase shares of our Class A common stock instead of, or in addition to, all or any portion of the compensation that would otherwise become payable to a plan participant in the form of cash.

A stock payment may consist of the transfer by FTD.COM to a plan participant of shares of our Class A common stock as additional compensation for services to FTD.COM, without other payment for the stock payment. The number of shares to be issued pursuant to stock payments will be determined by our board of directors, and may be based upon criteria determined to be appropriate by our board of directors on the date that stock payment is granted or on any later date.

   Prior to the receipt of shares of Class A common stock in satisfaction of a stock payment, a plan participant will not have any rights of ownership in those shares, will not have any right to vote those shares and, except as otherwise provided by the plan, will not have any right to transfer any rights under his or her award. At or after the date of grant, our board of directors may, however, authorize the payment of dividend equivalents with respect to the stock payment on a current, deferred or contingent basis, in either cash or shares of Class A common stock.

   Each stock payment will be evidenced by an agreement executed between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Performance shares and performance units. A performance share is a bookkeeping unit that records the equivalent of one share of our Class A common stock and a performance unit is a bookkeeping unit that records the equivalent of $100. Any grant of performance shares or performance units will specify management objectives that, if achieved during a specified performance period, will result in payment or early payment of the award. Each grant may specify in respect of those specified management objectives a minimum acceptable level of achievement and a formula for determining the number of performance shares or performance units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified management objectives. Each grant of performance shares or performance units must specify that, before the performance shares or performance units are deemed earned and paid, FTD.COM or a committee of outside directors must certify that the management objectives have been satisfied.

   In addition, any grant of performance shares or performance units may specify that the amount payable with respect thereto may not exceed a maximum specified by our board of directors at the date of grant. To the extent earned, the performance shares and performance units will be paid to the plan participant at the time and in the manner determined by our board of directors in cash, shares of our Class A common stock or any combination thereof. The grant may provide for the payment of dividend equivalents thereon in cash or in shares of our Class A common stock on a current, deferred or contingent basis.

   Each grant of performance shares or performance units will be evidenced by an agreement between FTD.COM and the plan participant containing terms and provisions that are consistent with the plan and approved by our board of directors.

   Management objectives. The plan requires that our board of directors establish "management objectives" for purposes of performance shares and performance units. When so determined by our board of directors, option rights, appreciation rights, restricted shares and dividend credits may also specify management objectives. Management objectives may be described in terms of either company-wide objectives or objectives that are related to the performance of the individual plan participant or the subsidiary, division, department, region or function within the company in which the plan participant is employed. Management objectives may be made relative to the performance of other corporations. Management objectives applicable to any award to a plan participant who is, or is determined by our board of directors likely to become, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code will be limited to specified levels of, or growth in, the following criteria: market value; book value; earnings per share; market share; operating profit; net income; cash flow; return on capital; return on assets; return on equity; margins; product volume growth; earnings, including earnings before interest, taxes, depreciation and other non-cash items; debt/capital ratio; costs or expenses; net assets; revenues; total return to shareholders; and customer satisfaction.


   Except where a modification would result in an award to a "covered employee" no longer qualifying as performance-based compensation within the meaning of
Section 162(m) of the Internal Revenue Code, the plan administrator may modify those management objectives or the related minimum acceptable level of achievement, in whole or in part, as the plan administrator deems appropriate and equitable in the light of various events and circumstances, such as changes in FTD.COM business, operations, corporate structure or capital structure.

   Transferability. Except as otherwise determined by our board of directors but subject to the provisions of the plan, no option right, appreciation right or other derivative security granted under the plan is transferable by a plan participant other than by will or the laws of descent and distribution. Except as otherwise determined by our board of directors, option rights and appreciation rights are exercisable during the plan participant's lifetime only by the plan participant or the plan participant's guardian or legal representative. Notwithstanding the foregoing, but subject to prior board authorization, option rights, appreciation rights and other awards granted under the plan may be transferred by a plan participant, without payment of consideration therefor, to some members of the plan participant's immediate family or trusts for the benefit of, or entities consisting solely of, members of the plan participant's immediate family, provided that no such transfer will be effective unless:

  . the plan participant has provided us with reasonable notice thereof;

  . the transfer is thereafter effected in accordance with any terms and conditions that have been made applicable by us or our board of directors; and

  . the transferee has agreed to be subject to the same terms and conditions under the plan as the plan participant.

   Our board of directors may specify at the date of grant that part or all of the shares of Class A common stock that are to be issued or transferred by FTD.COM upon exercise of option rights or appreciation rights, upon termination of the deferral period applicable to deferred shares or upon payment under any grant of performance shares, performance units or stock payments are no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in the plan, will be subject to further restrictions on transfer.

   Adjustments. Our board of directors will make or provide for adjustments in the numbers of shares of Class A common stock covered by outstanding option rights, appreciation rights, deferred shares, stock payments and performance shares, the prices per share applicable thereto, and the kind of shares or other securities covered thereby, as our board of directors in its sole discretion and in good faith determines is required to prevent dilution or expansion of plan participants' rights that otherwise would result in the event of: stock dividends; stock splits; combinations of shares; capitalizations; mergers; consolidations; spin-offs; reorganizations; liquidations; issuances of rights or warrants; and similar events. In the event of any of those transactions or events, our board of directors, at its discretion, may provide in substitution for any or all outstanding awards under the plan alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. Our board of directors will also make or provide for those adjustments in the numbers of shares available for issuance under the plan as it may determine appropriate to reflect any transaction or event described above.

   Administration. The plan is to be administered by our board of directors, except that our board of directors has the authority under the plan to delegate any or all of its powers under the plan to a committee of the board, or subcommittee thereof, consisting of not less than two non-employee directors. Notwithstanding the foregoing, the grant of any award intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, and any administrative determinations made in connection therewith, must be carried out only by a committee of the board, or subcommittee thereof, consisting of not less than two "outside directors," as defined under Section 162(m), in a manner consistent with the rules governing performance-based compensation under Section 162(m). Our board of directors is authorized to interpret the plan and related agreements and other documents.

   Amendments. Our board of directors may amend the plan from time to time in whole or in part without further approval by our stockholders except where stockholder approval is otherwise required by applicable law or the rules of the principal exchange or automated quotation system on which the shares of Class A common stock are then trading.

   Federal income tax consequences. The following is a brief summary of some of the federal income tax consequences of various transactions under the plan based on federal income tax laws in effect on the date hereof. This summary is not intended to be complete and does not describe state or local tax consequences.

   Section 162(m) considerations. Section 162(m) of the Internal Revenue Code disallows a publicly held corporation's deduction for compensation in excess of $1.0 million per taxable year paid to the corporation's chief executive officer and other four most highly compensated executives unless various exceptions are satisfied. One of these exceptions allows for the deduction of performance-based compensation in excess of $1.0 million where a number of criteria are satisfied. These criteria include:

  . payment only on satisfaction of one or more pre-established, non-discretionary, objective performance goals;

  . awards being granted at the discretion of a compensation committee comprised of two or more "outside directors," as defined under Section 162(m);

  . stockholder approval after disclosure of material terms; and

  . payment of awards only after certification by the compensation committee that material terms were satisfied.

   Under the plan, awards of performance shares and performance units generally are intended to qualify, and awards of option rights, appreciation rights and restricted shares may be intended to qualify, as performance-based compensation under Section 162(m).

   Non-qualified stock options. In general,

  . no income will be recognized by a plan participant at the time a non-qualified option right is granted,

  . at the time of exercise of a non-qualified option right, ordinary income will be recognized by the plan participant in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise, and

  . at the time of sale of shares acquired pursuant to the exercise of a non-qualified option right, appreciation or depreciation in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain/loss depending on how long the shares have been held.

   Incentive stock options. No income generally will be recognized by a plan participant upon the grant or exercise of an incentive stock option. If shares of Class A common stock are issued to the plan participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of those shares is made by that plan participant within two years after the date of grant or within one year after the transfer of those shares to the plan participant, then upon sale of those shares, any amount realized in excess of the option price generally will be taxed to the plan participant as a long-term capital gain and any loss sustained will be a long-term capital loss.

   If shares of Class A common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the plan participant generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the lesser of:

  . the fair market value of those shares at the time of exercise and

  . the amount realized on the disposition of such shares if a sale or exchange over the option price paid for those shares. Any further gain/loss realized by the plan participant generally will be taxed as short-term or long-term capital gain/loss depending on the holding period.

   Appreciation rights. No income will be recognized by a plan participant in connection with the grant of a tandem appreciation right or a free-standing appreciation right. When the appreciation right is exercised, the plan participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Class A common stock received on the exercise.

   Restricted shares. A recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares at the time that the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code. In determining the applicable tax, the fair market value of the restricted shares will be reduced by any amount paid by the plan participant for those restricted shares. However, a recipient who elects under
Section 83(b) of the Internal

Revenue Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of those shares over the purchase price, if any, of those restricted shares. In determining this amount, the fair market value of the shares will be determined without regard to the restrictions mentioned above. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares generally will be treated as compensation that is taxable as ordinary income to the plan participant.

   Deferred shares. No income generally will be recognized upon the award of deferred shares. The recipient of a deferred share award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of Class A common stock on the date that those shares are transferred to the plan participant under the award, and the capital gains/loss holding period for those shares will also commence on that date. In determining the applicable tax, the fair market value of unrestricted shares of Class A common stock will be reduced by any amount paid by the plan participant for the deferred shares.

   Stock payments. The recipient of a stock payment generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of Class A common stock on the date that those shares are transferred to the plan participant, and the capital gains/loss holding period for those shares will also commence on that date. In determining the applicable tax, the fair market value of unrestricted shares of Class A common stock will be reduced by any amount paid by the plan participant for the shares or previously taxable to the plan participant.

   Performance shares and performance units. No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Class A common stock received.

   Tax consequences to the company for which services are provided. To the extent that a plan participant recognizes ordinary income in the circumstances described above, FTD.COM or the company for which the plan participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the $1.0 million limitation on some executive compensation under Section 162(m) of the Internal Revenue Code.

   Plan benefits. The types of awards that may be granted in the future under the plan are subject to the discretion of our board of directors and, therefore, cannot be determined. It is not possible to determine all amounts that may be awarded in the future under the plan.

Stock Option Grants as of the Offering

   Effective as of the close of this offering, our board of directors has made the following stock option grants to our executive officers under our 1999 Equity Incentive Plan:

          Grants to Purchase Shares of Class A Common Stock of FTD.COM

                                     Individual Grants
                         -----------------------------------------
                                                                    Potential Realizable
                         Number of  % of Total                        Value at Assumed
                         Securities  Options                        Annual Rates of Stock
                         Underlying Granted to Exercise            Price Appreciation for
                          Options   Employees  or Base                   Option Term
                          Granted   in Fiscal   Price   Expiration -----------------------
Name                       (#)(1)      Year     ($/sh)     Date     5% ($)(2)  10% ($)(2)
----                     ---------- ---------- -------- ---------- ----------- -----------
Michael J. Soenen.......
Peter K. Poli...........
Frederick K. Johnson....
Brian G. Chapman........

----------
(1) These options will be granted as of the date the offering is completed and will consist of non-qualified stock options.
(2) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of our Class A common stock. If our Class A common stock does not increase in value, then the option grants described in the table will be valueless.

                             PRINCIPAL STOCKHOLDERS

   FTDI beneficially owns all of the shares of our Class B common stock outstanding as of the date of this prospectus. Following the closing of this offering, FTDI will continue to beneficially own 100% of the Class B common stock and, accordingly, will hold approximately 86.1% of the economic interest in FTD.COM and 98.4% of the combined voting power of FTD.COM.

   The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of the shares of Class A common stock offered under this prospectus by:

  . each person who we know owns beneficially more than 5% of our common stock;

  . each of our directors individually;

  . each of our named executive officers individually; and

  . all of our executive officers and directors as a group.

The information in the table assumes the underwriters' option to purchase additional shares is not exercised.

   Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent the applicable law gives spouses shared authority. Each person listed below disclaims beneficial ownership of their shares, except to the extent of their pecuniary interests therein. Shares of common stock that an individual or group has the right to acquire within 60 days of May 31, 1999 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

                                                                                   Shares of FTD Corporation
                                              Shares of FTD.COM Common Stock       Common Stock Beneficially
                                                    Beneficially Owned                       Owned
                                          --------------------------------------- ---------------------------
                                                                  Voting Power
                                                                -----------------
                                                     Percentage  Before   After             Percentage Voting
                                            Number     Owned    Offering Offering  Number     Owned    Power
                                          ---------- ---------- -------- -------- --------- ---------- ------
Principal Stockholders:

Florists' Transworld Delivery, Inc. (1).  40,920,000   100.0%    100.0%    98.4%        --      --       --
 3113 Woodcreek Drive
 Downers Grove, Illinois 60515


Bain Capital, Inc. (2)..................           0       0         0        0   2,679,616    17.5%    21.6%

Directors and Executive Officers:

Richard C. Perry (3)....................           0       0         0        0   7,508,862    48.6     60.2

Michael J. Soenen (4)...................           0       0         0        0      19,166       *        *

Peter K. Poli...........................           0       0         0        0           0       0        0

Frederick K. Johnson (5)................           0       0         0        0      51,450       *        *

Habib Y. Gorgi (6)......................           0       0         0        0   1,262,082     8.2      3.5

Veronica K. Ho..........................           0       0         0        0           0       0        0

Gary K. Silberberg......................           0       0         0        0           0       0        0

All Directors and Executive Officers
 as a Group (8 persons) (7).............           0       0         0        0   8,841,560    57.6     71.2

----------
*  Less than 1%.

(1) The shares of our Class B common stock owned by FTDI have been pledged as security under FTDI's credit agreement.

(2) Represents shares of FTD Corporation common stock beneficially owned by investment partnerships and other related persons and entities that are affiliated with Bain Capital, Inc. The address for Bain Capital and its affiliates is Two Copley Place, Boston, Massachusetts 02116.

(3) All shares of FTD.COM common stock outstanding prior to this offering are owned by FTDI. Perry Acquisition Partners, L.P. has sole voting and investment power with respect to 7,458,862 shares, or 60.2% of the voting power, of FTD Corporation common stock. Because FTDI is a wholly owned subsidiary of FTD Corporation, Perry Acquisition Partners may be deemed to share voting power with respect to all the shares of FTD.COM common stock owned by FTDI. As a result, Richard C. Perry, the managing member of the sole general partner of Perry Acquisition Partners, may be deemed to exercise control over FTD.COM. Mr. Perry also beneficially owns 50,000 additional shares of FTD Corporation common stock. Both Perry Acquisition Partners and Mr. Perry disclaim beneficial ownership of those shares, except to the extent of their pecuniary interest therein. The address for each of Perry Acquisition Partners, L.P. and Mr. Perry is 599 Lexington Avenue, New York, New York 10022.

(4) Shares of FTD Corporation common stock beneficially owned include 2,500 shares issuable upon the exercise of options and 10,000 restricted shares that will vest in three equal annual installments beginning on September 30, 2001.

(5) Shares of FTD Corporation common stock beneficially owned include 25,000 shares issuable upon the exercise of options and 20,000 restricted shares that will vest in three equal annual installments beginning on June 30, 2000.

(6) Represents shares of FTD Corporation common stock beneficially owned by Fleet Growth Resources, Inc. and affiliated investment partnerships. Mr. Gorgi is the President of Fleet Growth Resources. Mr. Gorgi disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest therein.

(7) Shares of FTD Corporation common stock beneficially owned include 27,500 shares issuable upon the exercise of options and 30,000 restricted shares. Shares of FTD Corporation common stock beneficially owned also include shares that Mr. Perry owned by Perry Acquisition Partners with respect to which may be deemed to have voting and investment power because he is the managing member of the general partner of Perry Acquisition Partners.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

Income Taxes

   FTD Corporation is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code, which includes us. The Internal Revenue Code requires that FTD Corporation own at least an 80% voting and economic ownership interest in FTD.COM to continue to include us in its U.S. consolidated income tax returns.

   Following the closing of this offering, in accordance with the terms of the amended Tax Sharing Agreement among FTDI, FTD Corporation and us, as long as we remain a member of FTD Corporation's affiliated group:

  . we will pay our proportionate share of FTD Corporation's tax liability computed as if we were filing a separate return; and

  . FTD Corporation will refund any tax loss benefit attributable to us if we would have realized the benefit had we filed our own federal income tax return.

Historical Relationships

   As a subsidiary of FTDI, we receive various services from FTDI, including technical, human resources, accounting, administrative, legal and other services. Prior to the closing of this offering, our financial statements have reflected allocations for these services rendered by FTDI to us. We believe such allocations have been made on a reasonable and consistent basis; however, they are not necessarily indicative of, nor is it practicable for us to estimate, the level of expenses that would have otherwise been incurred had we operated as a separate, stand-alone company.

   The following table sets forth, for each of our last three completed fiscal years, allocations of various services rendered by FTDI to us:

                                                     Year ended June 30,
                                               --------------------------------
      Expenses                                    1996       1997       1998
      --------                                 ---------- ---------- ----------
      Marketing and promotion................. $1,542,990 $1,622,056 $1,853,945
      Technology development..................  1,171,987  1,292,546  1,153,469
      General and administrative .............  1,287,974  1,508,808  1,707,252
                                               ---------- ---------- ----------
          Total............................... $4,002,951 $4,423,410 $4,714,666
                                               ========== ========== ==========

   In addition, we have also relied on FTDI to provide us with financing for our cash flows. Our cash flows to date therefore are not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company. We received an aggregate of $12.3 million in contributions from FTDI for the three-year period ended June 30, 1988, including contributions of $3.4 million, $3.1 million and $5.8 million for the years ended June 30, 1996, 1997 and 1998, respectively.

Intercompany Agreements

   We intend to enter into several agreements with FTDI prior to the closing of this offering. We have summarized the anticipated material terms of these agreements. These agreements will not have been negotiated on an arm's-length basis; however, we believe the terms of these agreements are no less favorable to us than those that could have been obtained from an unaffiliated third party. So long as:

  . FTD Corporation beneficially owns 25% or more of the voting power of the common stock of FTD.COM, and no other person owns a greater percentage; or

  . directors, officers or affiliates of FTD Corporation or its subsidiaries constitute a majority of our board of directors,

any amendments to the Intercompany Agreements must be approved by a majority of our board of directors, which majority must include at least one-half of our independent directors. For example, if we have only two independent directors, the majority must include at least one of those independent directors.

   Trademark License Agreement. We have the non-exclusive right to use FTDI's trademarks in connection with the sale of flowers and specialty gifts to consumers on the Internet and telephone. We pay FTDI a royalty equal to one percent of our order revenues and service fees, net of discounts and returns. The agreement has a 99-year term, however, FTDI may terminate the agreement if, among other things, any person, other than an affiliate of FTD Corporation, acquires 20% or more of the voting control of FTD.COM, or upon various defaults by us. FTD.COM's rights to use FTDI's trademarks will generally cease after termination of the Trademark License Agreement.

   Except with respect to the performance of the types of services contemplated by the Florists Online Hosting Agreement, FTDI agrees, on behalf of itself and its affiliates other than us, not to enter into a business that directly markets flowers and specialty gifts to consumers. In addition, if FTDI makes an acquisition that includes this type of prohibited business, it must offer to sell that business, or component thereof, to us. Within 90 days of our receipt of FTDI's offer, we may deliver to FTDI an offer to acquire or license the prohibited business on the terms and conditions we decide. If we do not deliver to FTDI an offer to acquire the prohibited business, FTDI must cease operating or dispose of the prohibited business. If we do deliver to FTDI an offer to acquire the prohibited business, then FTDI, within 90 days of receipt of our offer, must accept our offer or provide us with the terms of the best bona fide third party offer it has received to acquire or license the prohibited business. Within 30 days following receipt of the terms of the third party offer, we must either offer to acquire the prohibited business on the terms described in the third party offer, or permit FTDI to proceed with the sale of the prohibited business to the third party offeror. These obligations will terminate:

  . six months after the trademark license terminates if FTDI terminates the license after the acquisition by a third party of 35% or more of the voting control of FTD.COM with neither FTD Corporation nor an affiliate of FTD Corporation owning a greater percentage;

  . one year after the trademark license terminates if FTDI terminates the license as a result of an acquisition by a third party, other than FTD Corporation or an affiliate of FTD Corporation, of 20% or more of the voting control of FTD.COM;

  . two years after the trademark license terminates if we terminate due to material breach by FTDI or its bankruptcy, dissolution or insolvency; or

  . when the trademark license terminates for any other reason.

   We agree not to enter into any business currently being conducted by FTDI. FTDI currently is in the business of providing subscribing florists with the ability to send and receive floral orders and transaction clearing services. FTDI also has an extensive product development department, the FTD Marketplace, that develops branded floral and gift products that florists can purchase at wholesale from FTDI for resale to consumers. In addition, if we make an acquisition that includes a business that FTDI is engaged in, we must offer to sell that business, or component thereof, to FTDI. Within 90 days of our receipt of our offer, FTDI may deliver to us an offer to acquire or license the prohibited business on the terms and conditions it decides. If FTDI does not deliver to us an offer to acquire the prohibited business, we must cease operating or dispose of the prohibited business. If FTDI does deliver to us an offer to acquire the prohibited business, then we, within 90 days of receipt of FTDI's offer, must accept FTDI's offer or provide FTDI with the terms of the best bona fide third party offer we have received to acquire or license the prohibited business. Within 30 days following receipt of the terms of the third party offer, FTDI must either offer to acquire the prohibited business on the terms described in the third party offer, or permit us to proceed with the sale of the prohibited business to the third party offeror. These obligations will terminate two years after termination of the trademark license if FTDI terminates the trademark license due to our material breach or our bankruptcy, dissolution or insolvency, and otherwise will terminate upon the termination of the trademark license.

   Intercompany Services Agreement. Following the closing of this offering, FTDI will continue to provide corporate services and space-sharing services to us.

   FTDI will continue to provide all of the corporate services it currently provides to us such as technical, human resources, accounting, administrative, legal and other services, as well as those services we require by virtue of our status as a reporting company with the Securities and Exchange Commission. FTDI provides these services to us at 105% of the cost allocable to FTD.COM's use of those services. FTDI also provides us with access to the Mercury Network, the FTD Clearinghouse, FTDI's Retrans(R) service, which is its international sale processing system, and the FTD credit card processing program, for which we pay an amount comparable to the fee that FTDI charges FTD florists for these services.

   FTDI permits us to use a portion of its offices. Our cost for this space represents an estimate of the prevailing market rate for similar space, includes a charge for our proportionate share of building expenses, such as insurance and maintenance costs, and includes an administration fee equal to 5% of the space sharing costs allocable to FTD.COM.

   Intercompany Indemnification Agreement. We agree to indemnify FTDI and FTD Corporation for liabilities in respect of our businesses and FTDI and FTD Corporation agree to indemnify us for liabilities in respect of their businesses, and various tax and pension-related liabilities of FTDI and FTD Corporation resulting from our participation in FTD Corporation's consolidated tax group. See "Risk Factors--Contingent liability for tax and pension obligations resulting from our relationship with FTDI and FTD Corporation may adversely affect our financial condition."

   Florists Online Hosting Agreement. We provide FTDI with hosting services for its FTD Florists Online program pursuant to a Florists Online Hosting Agreement with FTDI. Our services include hosting Web sites for participating FTD florists within our Web site. During the term of this Agreement, FTDI is obligated to pay us a monthly service fee of $50.00 for each florist Web site hosted on our Web site. This agreement expires on June 30, 2000.

   Commission Agreement. We receive at least a $5.00 commission on, and at least 20% of the order value of, every order that we clear through the FTD Clearinghouse pursuant to a Commission Agreement with FTDI. If FTDI agrees to pay a similarly situated third party a more economically advantageous commission fee or percentage of order value, FTDI must adjust our commission or percentage of order value paid to us to reflect the more favorable terms. If the percentage of order value paid by FTDI to similarly situated parties is less than 20%, then the percentage of order value paid by FTDI to us will decrease to the most favorable economic terms given to any such third party. This type of commission structure has been adopted by the market over the past several years, and we believe this arrangement is structured similarly to commission structures currently being offered to other flower direct marketers. The Commission Agreement expires in May 2002.

Rights to Designate Directors

   Under an FTD Corporation stockholders' agreement among Perry Acquisition Partners, L.P., a group of investment funds affiliated with Bain Capital, Inc. and a group of investment funds affiliated with Fleet Growth Resources, Inc. Corporation, for so long as Perry Acquisition Partners and the Bain Capital entities own the FTD Corporation stock that they acquired in connection with FTD Corporation's December 1994 acquisition of the old Florists' Transworld Delivery Association, Perry Acquisition Partners has the right to designate six members of our board of directors and Bain Capital has the right to designate two members of our board of directors.

   Perry Acquisition Partners has elected to designate Richard C. Perry, Veronica K. Ho and Gary K. Silberberg as directors of FTD.COM. Perry Acquisition Partners has elected not to designate the additional three directors that it has the contractual right to designate under that stockholders' agreement, however it may elect to designate any of those additional directors in the future. Bain Capital has elected to designate Habib
Y. Gorgi to the board of directors of FTD.COM, but has elected not to designate the additional director that it has the contractual right to designate under that stockholders' agreement. Bain Capital may elect to designate that additional director in the future.

   Under this stockholders' agreement, the directors appointed by the Bain Capital entities have the contractual right to approve various actions submitted to FTD Corporation's board of directors or its stockholders or any of its subsidiaries, including us, and their stockholders. This agreement provides that the following actions submitted to our board of directors must be approved by the affirmative vote of the directors appointed by the Bain Capital entities:

  . amendments to our certificate of incorporation or bylaws;

  . increases or decreases in the number of our directors;

  . issuances or sales of our securities;

  . mergers, consolidations or other significant business combination transactions involving us;

  . repurchases, exchanges or redemptions of our securities by us; and

  . other transactions outside the ordinary course of our business.

   In addition, under the Mutual Support Agreement, as long as we are a controlled affiliate of FTDI, FTD Association has the contractual right to designate up to 20% of the members of our board of directors but in no event less than two members. FTD Association has not exercised this contractual right to designate directors of FTD.COM, however, it may elect to designate one or both of those directors in the future.

   As discussed under the caption "Management," two independent directors will be added to our board of directors. Neither of these directors will be designated by Perry Acquisition Partners, Bain Capital or FTD Association.

FTDI Registration Rights Agreement

   We entered into a Registration Rights Agreement with FTDI pursuant to which, at any time after 180 days following the date of this prospectus, FTDI may demand that we file a registration statement under the Securities Act covering all or a portion of our securities held by FTDI, its affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. FTDI can effect no more than one demand registration per year.

   If and when we become eligible to utilize Form S-3 to register an offering of our securities, FTDI may request that we file a Registration Statement on Form S-3, covering all or a portion of our securities held by FTDI, its affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million. FTDI can request one registration on Form S-3 per year.

   These registration rights will be subject to our right to delay the filing of a registration statement if our board of directors determines that the filing of the registration statement would impede, delay or interfere with any financing, offer or sale of securities, acquisition, corporate reorganization or other similar transaction, for not more than 120 days and, if FTDI is requesting a registration on Form S-3, not more than once in any 12-month period.

   In addition, FTDI will have some "piggyback" registration rights. Except pursuant to the registration rights noted above, if we propose to register any Class A common stock under the Securities Act, FTDI may require us to include all or a portion of our securities that it owns in that registration. However, the managing underwriter, if any, of any such offering will have the right to limit the number of registrable securities proposed to be included in such registration. We will bear all registration expenses incurred in connection with these registrations. FTDI would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities. The registration rights of FTDI under the Registration Rights Agreement will terminate when FTDI may sell all of its shares in a three-month period under Rule 144 under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 250,000,000 shares of Class A common stock, par value $.01 per share, 100,000,000 shares of Class B common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

   The following descriptions of our capital stock and various provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the form of our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

   There are 5,500,000 shares of Class A common stock being offered through this prospectus (6,325,000 if the underwriters' option to purchase additional shares is exercised) and 40,920,000 shares are reserved for issuance upon conversion of Class B common stock into Class A common stock. There are 40,920,000 shares of Class B common stock outstanding, and all of those shares are held by FTDI.

   Voting rights. The holders of Class A common stock and Class B common stock generally have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders except in the case of conversion upon a tax-free spin-off. Shares of Class B common stock also have conversion rights, which are described below. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then outstanding for election. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or Class B common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. For purposes of these provisions, any provision for the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock will not be deemed to adversely affect the rights of holders of the Class A common stock. Any amendment to our certificate of incorporation to increase or decrease the authorized shares of any class must be approved by the affirmative vote of the holders of the majority of the voting power of the stock of FTD.COM, voting separately as a class.

   Dividends. Holders of Class A common stock and Class B common stock will share equally on a per-share basis in any dividend declared by our Board of Directors, subject to the preferential rights of any outstanding shares of preferred stock. Dividends consisting of shares of Class A common stock or Class B common stock may be paid only as follows:

  . dividend shares of Class A common stock may be paid only to holders of Class A common stock, and dividend shares of Class B common stock may be paid only to holders of Class B common stock; and

  . shares will be paid proportionally with respect to each outstanding share of Class A common stock and Class B common stock.

We may not subdivide or combine shares of Class A common stock or Class B common stock without at the same time proportionally subdividing or combining shares of the other class.

   Conversion. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock at any time prior to a tax-free spin-off of FTD.COM to the stockholders of FTD Corporation, any entity that owns 100% of FTD Corporation's common stock or any successor to FTD Corporation by merger or consolidation. Following a tax-free spin-off, if any occurs, shares of Class B common stock will no longer be convertible into shares of Class A common stock at the option of the holder.

   Any shares of Class B common stock transferred to a person other than FTD Corporation, FTDI, any of their subsidiaries or successors or a strategic partner prior to a tax-free spin-off automatically will be converted into shares of Class A common stock, on a one-for-one basis, upon any such transfer. A "strategic partner" means any entity or group of affiliated entities that acquires Class B common stock constituting, in the aggregate, at least 10% of the number of shares of all classes of common stock outstanding and that, in the good faith determination of a majority of our disinterested directors, as determined prior to the acquisition of the Class B common stock by that entity or group, is considered to be a strategic alliance in the best interests of our business and our stockholders. Shares of Class B common stock distributed to the stockholders of FTD Corporation pursuant to a transaction intended to qualify as a tax-free spin-off will not convert into shares of Class A common stock in connection with that transaction. Following a tax-free spin-off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws. Shares of Class B common stock automatically will convert into shares of Class A common stock on the fifth anniversary of the tax-free spin-off, unless prior to the tax-free spin-off, FTD Corporation or FTDI delivers to us an opinion of counsel reasonably satisfactory to us to the effect that the automatic conversion could preclude FTD Corporation or FTDI from obtaining a favorable ruling from the Internal Revenue Service that the distribution of FTDI's Class B common stock to the stockholders of FTD Corporation would be a tax-free spin-off. If we receive that opinion, we will submit approval of such conversion to a vote of the holders of the common stock as soon as practicable after the fifth anniversary of the tax-free spin-off, unless FTD Corporation or FTDI delivers to us an opinion of counsel reasonably satisfactory to us prior to the fifth anniversary that the vote could adversely affect the tax-free status of the spin-off. Approval of the conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A common stock and Class B common stock present and voting, voting together as a single class, with each share of Class B common stock entitled to only one vote for that purpose. We cannot assure you that the conversion will in fact be consummated. The requirement to submit the conversion to a vote of the holders of common stock is intended to ensure that the desired tax treatment of the tax-free spin-off is preserved if the Internal Revenue Service were to challenge the automatic conversion as violating the requirement that FTDI own 80% of the voting power of FTD.COM's common stock immediately before the spin-off distribution. We believe that FTDI has no current plans with respect to a tax-free spin-off of FTD.COM.

   All shares of the Class B common stock automatically will convert into Class A common stock if a tax-free spin-off has not occurred and the number of outstanding shares of Class B common stock beneficially owned by FTDI falls below 20% of the aggregate number of outstanding shares of all classes of common stock. This mechanism will prevent FTDI from decreasing its economic interest in FTD.COM to less than 20% while still retaining control of more than 50% of the voting power of our common stock. All conversions will be effected on a share-for-share basis.

   Other rights. In the event of any merger or consolidation of FTD.COM with or into another company in connection with which our shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, of the other company, all holders of Class A common stock and Class B common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property, including cash, of the other company.

   On liquidation, dissolution or winding up of FTD.COM, after payment in full of the amounts required to be paid to holders of our preferred stock, if any, all holders of Class A common stock and Class B common stock are entitled to share ratably in any of our assets available for distribution to holders of shares of common stock.

   No shares of Class A common stock or Class B common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

   Upon the closing of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

   Our Board of Directors has the authority, within the limitations and restrictions stated in our certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series of the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock.

Stock Options

   Effective as of the close of this offering:

  . options to purchase a total of 1,636,800 shares of Class A common stock will be outstanding, none of which will be vested; and

  . up to 2,863,200 additional shares of Class A common stock may be subject to options granted in the future.

All of the options contain standard anti-dilution provisions. See "Management-- Stock Option Grants as of the Offering."

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

   Upon the closing of this offering, FTD.COM will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . the transaction in which such stockholder became an "interested stockholder" is approved by the Board of Directors prior to the date the "interested stockholder" attained that status;

  . upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers); or

  . on or subsequent to the date, the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

   "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The restrictions in this statute would not apply to a "business combination" with FTDI or any of its subsidiaries; however, they could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to FTD.COM and, therefore, may discourage attempts to acquire FTD.COM.

   In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

   Cumulative voting. Our certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

   Stockholder action; special meeting of stockholders. Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

   Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of that proposal or nomination in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our Bylaws also specify various requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

   Limitations on liability and indemnification of officers and directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' applicable duties. Our certificate of incorporation includes a provision that eliminates the personal liability of FTD.COM's directors for monetary damages for actions taken as a director, except for liability:

  . for any breach of the director's duty of loyalty to FTD.COM or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

  . for any transaction from which the director derived an improper personal benefit.

   Our Bylaws provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  . we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or other agreements; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

   Prior to the closing of this offering, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

   The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

   Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of FTD.COM by means of a proxy contest, tender offer, merger or otherwise.

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the offering, FTDI, on its own, as the beneficial owner of approximately 98.4% of the voting power of the outstanding common stock, will be able to cause FTD.COM to amend its certificate of incorporation and bylaws.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is Harris Trust and Savings Bank. Its address is 311 West Monroe Street, Chicago, IL 60606, and its telephone number at that location is (312) 461-2121.

Listing

   We have applied to have our Class A common stock quoted on the Nasdaq National Market under the trading symbol "EFTD."

                        SHARES ELIGIBLE FOR FUTURE SALE

General

   Prior to this offering, there has been no market for our Class A common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our Class A common stock.

   After this offering, we will have 6,580,000 shares of Class A common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have a total of 7,405,000 shares of Class A common stock outstanding. All of the Class A common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for shares acquired by our affiliates. FTD.COM, FTDI and our directors and officers have agreed not to sell, or enter into a derivative transaction that is the equivalent of a sale of, shares of Class A common stock, including shares of Class B common stock that are convertible into shares of Class A common stock, for a period of 180 days after the date of this prospectus, without Bear, Stearns & Co. Inc.'s prior written consent. DBV Investments, L.P. has also entered into the same lock-up agreement except that its restricted period ends the 90th day after the date of this prospectus. We can give no assurance concerning how long these parties will continue to hold their Class A common stock after the expiration of those restricted periods.

   Shares of our common stock that are held by one of our affiliates will be subject to the resale limitations of Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

   After this offering, our affiliates may sell shares of our common stock:

  . under an effective registration statement under the Securities Act;

  . subject to the volume limitations, manner-of-sale provisions and other conditions of Rule 144; or

  . under another exemption from registration.

   None of our affiliates, including FTDI, is under any contractual obligation to retain our common stock, except during the 180-day period noted above.

Rule 144

   In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our Class A common stock or our Class B common stock, which is convertible into Class A common stock, for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of Class A common stock then outstanding, which will equal approximately 74,050 shares immediately after this offering; or

  . the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner other than an affiliate, would be entitled to sell shares immediately following this offering under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions or notice requirements of Rule 144.

Registration Rights

   Prior to the closing of this offering, we will enter into an agreement with FTDI entitling FTDI to require us to register our shares of Class B common stock, or shares of Class A common stock into which the Class B common stock is convertible, after the expiration of the 180-day period above. We have also entered into registration rights agreements with each of DBV Investments, L.P. and Buena Vista Internet Group. These registration rights agreements entitle DBV Investments and Buena Vista Internet Group to require us to register the shares of Class A common stock owned by them after the date that is 180 days after the date of this prospectus. See "Transactions with Management and Others--FTDI Registration Rights Agreement."

Stock Options

   As of the close of the offering, we have granted options to purchase approximately 1,636,800 shares of our Class A common stock. Within 90 days after this offering, we intend to file a registration statement on Form S-8 covering all options granted under our Equity Incentive Plan. Shares of our Class A common stock registered under this registration statement will be available for sale in the open market, subject to vesting restrictions. Any sales of these shares will be subject to the volume limitations, manner-of-sale provisions and other conditions of Rule 144.

                                  UNDERWRITING

Underwriting Agreement

   Subject to the terms and conditions set forth in an agreement between the underwriters and us, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Thomas Weisel Partners LLC, Volpe Brown Whelan & Company, LLC and E*TRADE Securities, Inc., has severally agreed to purchase from us the aggregate number of shares of Class A common stock set forth opposite its name below:

   Name                                                         Number of Shares
   ----                                                         ----------------
   Bear, Stearns & Co. Inc.....................................
   Thomas Weisel Partners LLC..................................
   Volpe Brown Whelan & Company, LLC...........................
   E*TRADE Securities, Inc. ...................................
                                                                   ---------
       Total...................................................    5,500,000
                                                                   =========

   The obligations of the underwriters under the underwriting agreement are several and not joint. This means that each underwriter is obligated to purchase from us only the number of shares of Class A common stock set forth opposite its name in the table above. Except in limited circumstances set forth in the underwriting agreement, an underwriter has no obligation in relation to the shares of Class A common stock which any other underwriter has agreed to purchase.

   The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of Class A common stock if any are purchased.

Public Offering Price

   The underwriters propose to offer the shares of Class A common stock directly to the public at the offering price set forth on the cover page of
this prospectus and at that price less a concession not in excess of $     per
share of Class A common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those
dealers may reallow, concessions not in excess of $    per share of Class A
common stock to other dealers. After the offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our Class A common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   The following table summarizes the per share and total public offering price of the shares of Class A common stock in the offering, the underwriting compensation to be paid to the underwriters by us and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                 Total
                                                        -----------------------
                                                          Without
                                                  Per      Over-    With Over-
                                                 Share   allotment   allotment
                                                 ------ ----------- -----------
      Public offering price..................... $14.00 $77,000,000 $88,550,000
      Underwriting discounts and commissions
       payable by us............................ $ 0.98 $ 5,390,000 $ 6,198,500
      Proceeds, before expenses, to us.......... $13.02 $71,610,000 $82,351,500

   The underwriting discount and commission per share is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting commissions and fees are expected to represent 7.0% of the public offering price per share of Class A common stock.

   The following table indicates the expenses payable by us in the offering. All amounts are estimates other than the Securities and Exchange Commission registration fee, the NASD fee and the Nasdaq listing fee.

      Securities Exchange Commission registration fee............... $   26,376
      National Association of Securities Dealers, Inc. fee..........      9,500
      Nasdaq listing fee............................................     95,000
      Accounting fees and expenses..................................    500,000
      Legal fees and expenses.......................................    500,000
      Printing and engraving........................................    200,000
      Transfer agent fees and expenses..............................      1,000
      Miscellaneous expenses........................................    468,124
                                                                     ----------
          Total..................................................... $1,800,000
                                                                     ==========

Over-Allotment Option to Purchase Additional Shares

   We have granted a 30-day over-allotment option to the underwriters to purchase an amount, up to an aggregate of 15% of the aggregate number of shares appearing above, of additional shares of our Class A common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to various conditions, to purchase approximately the same percentage of such additional shares as is approximately the percentage of shares of Class A common stock that it is obligated to purchase of the total number of shares under the underwriting agreement as shown in the table set forth above.

Indemnification and Contribution

   The underwriting agreement provides that we must indemnify the underwriters against liabilities arising out of any alleged misstatements of fact or omissions in this prospectus and the registration statement, including liabilities under the Securities Act, and contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

   FTD.COM, FTDI and our directors and officers have agreed not to sell, or enter into a derivative transaction that is the equivalent of a sale of, shares of Class A common stock, including shares of Class B common stock that are convertible into shares of Class A common stock, for a period of 180 days after the date of this prospectus, without Bear, Stearns & Co. Inc.'s prior written consent. DBV Investments, L.P. has also entered into the same lock-up agreement except that its restricted period ends the 90th day after the date of this prospectus.

Nasdaq National Market Quotation

   Prior to the offering, there has been no public market for our Class A common stock. Consequently, the initial offering price for the Class A common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in those negotiations, the primary factors will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. We intend to apply for approval of the quotation of our Class A common stock on the Nasdaq National Market under the symbol "EFTD." We cannot assure you, however, that an active or orderly trading market will develop for the Class A common stock or that our Class A common stock will trade in the public market subsequent to the offering at or above the initial offering price.

Stabilization, Syndicate Short Position and Penalty Bids

   In order to facilitate the offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the Class A common stock for their own account by selling more shares of Class A common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of Class A common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the Class A common stock by bidding for or purchasing shares of Class A common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Class A common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Class A common stock to the extent that it discourages resales of the Class A common stock. No representation is made as to the magnitude or effect of any of these activities.

Reserved Share Program

   The underwriters have reserved for sale, at the initial public offering price, up to 412,500 shares of Class A common stock for employees, directors and officers of FTD.COM and FTDI and the 6,500 FTD florists who fulfill the majority of our orders who express an interest in purchasing shares of Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent those persons purchase these reserved shares. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

   At our request, the underwriters will reserve at the initial public offering price up to $5.0 million of Class A common stock for sale to DBV Investments, L.P., one of MSD Capital, L.P.'s investment partnerships, which has expressed a non-binding interest in acquiring these shares. MSD Capital, L.P. is the private investment firm for Michael S. Dell. This sale would represent 357,142 shares of Class A common stock at an assumed initial public offering price of $14.00, the mid-point of the offering range.

Internet Distribution

   E*TRADE Securities, Inc. will distribute all shares of Class A common stock allocated to it through the Internet. Those shares will be distributed to clients of E*TRADE meeting its eligibility criteria. Only U.S. resident customers of E*TRADE with access to the Internet will be eligible to participate in the Internet distribution. Eligibility will also be based on a client's investment objectives, financial background and lack of affiliation with FTD.COM or with a brokerage or banking institution. E*TRADE has a minimum deposit requirement for all customers of $1,000 cash or securities to open a cash account and $2,000 cash or securities to open a margin account. Shares will generally be randomly allocated by E*TRADE among interested clients after a review of their holding records in prior public offerings. Clients with a history of short holding periods will receive a lesser allocation priority if demand for shares exceeds the supply of shares available to E*TRADE to distribute.

Other Relationships

   From time to time, Bear, Stearns & Co. Inc. provides financial advisory services to FTD.COM, FTDI, FTD Corporation and our and their affiliates and receives customary fees for those services. James C. Cayne, the President and Chief Executive Officer of Bear, Stearns & Co. Inc., has a limited partnership interest in Perry Acquisition Partners, L.P., which beneficially owns 7,458,862 shares of common stock of FTD Corporation, representing 48.6% of the outstanding common stock, and 60.2% of the voting power, of FTD Corporation. Mr. Cayne does not have the power to vote or dispose of these shares. Richard C. Perry, Chairman of the Board of FTD Corporation, FTDI and FTD.COM and Managing Member of Perry Investors, LLC, the general partner of Perry Acquisition Partners, L.P., is Mr. Cayne's nephew.

Thomas Weisel Partners LLC

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 42 filed public offerings of equity securities, of which 24 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with FTD.COM or any of its officers, directors or controlling persons, except with respect to its contractual relationship with FTD.COM pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

   The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Jones, Day, Reavis & Pogue, Chicago, Illinois. Various legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Some partners of Skadden, Arps, Slate, Meagher & Flom LLP have a limited partnership interest in Bain Capital Fund IV, L.P. which has shared investment and voting power with respect to 718,896 shares of Class A common stock of FTD Corporation. Those partners do not have the power to vote or dispose of those shares. In addition, Skadden, Arps, Slate, Meagher & Flom LLP represented Perry Capital Corp. in connection with the acquisition of Florists' Transworld Delivery Association by FTD Corporation.

                                    EXPERTS

   The financial statements of FTD.COM INC. as of June 30, 1997 and 1998, and for each of the years in the three-year period ended June 30, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits, schedules and amendments to that registration statement, under the Securities Act with respect to the shares of Class A common stock to be sold in this offering. This prospectus does not contain all the information included in our

Registration Statement. For further information with respect to us and the shares of Class A common stock to be sold in this offering, we refer you to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we refer you to the copy of that contract, agreement or other document to the extent filed as an exhibit to the Registration Statement.

   You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the Class A common stock for quotation on the Nasdaq National Market, those reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                  FTD.COM INC.

Independent Auditors' Report.............................................. F-2

Balance Sheets as of June 30, 1997 and 1998 and March 31, 1999
 (unaudited).............................................................. F-3

Statements of Operations for the years ended June 30, 1996, 1997 and 1998 and for the nine months ended March 31, 1998 and 1999 (unaudited)........ F-4

Statements of Stockholder's Deficit for the years ended June 30, 1996,
 1997 and 1998 and for the nine months ended March 31, 1999 (unaudited)... F-5

Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998 and for the nine months ended March 31, 1998 and 1999 (unaudited)........ F-6

Notes to Financial Statements............................................. F-7

   When the transaction described in the fourth paragraph of Note 6 to the Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
FTD.COM INC.:

   We have audited the accompanying balance sheets of FTD.COM INC. (a wholly-owned subsidiary of Florists' Transworld Delivery, Inc.), as of June 30, 1997 and 1998, and the related statements of operations, stockholder's deficit, and cash flows for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTD.COM INC. as of June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1998 in conformity with generally accepted accounting principles.

May 14, 1999, except as to note 6,which is as of          , 1999
Chicago, Illinois

                                  FTD.COM INC.

                                 BALANCE SHEETS

                                                                     (note 6)
                                     June 30,           March 31,   March 31,
                               ----------------------  -----------  ----------
           ASSETS                 1997        1998        1999         1999
           ------              -----------  ---------  -----------  ----------
                                                                    (Pro forma
                                                       (Unaudited)  unaudited)
Current assets:
Cash.........................  $       --         --          --     9,000,000

Accounts receivable..........      217,898    213,725      48,477       48,477
Prepaid expenses.............       29,224     19,351     127,178      127,178
                               -----------  ---------  ----------   ----------
    Total current assets.....      247,122    233,076     175,655    9,175,655
Distribution agreements, net
 of accumulated amortization
 of $520,833 at June 30, 1998
 and $1,653,333 at March 31,
 1999........................          --   1,979,167   1,535,417    1,535,417
                               -----------  ---------  ----------   ----------
    Total assets.............  $   247,122  2,212,243   1,711,072   10,711,072
                               ===========  =========  ==========   ==========
LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)
-----------------------------
Current liabilities:
Accounts payable.............  $ 2,066,592  1,871,720   2,501,798    2,501,798
Unearned revenue.............          --         --      135,870      135,870
Accrued liabilities,
 including amounts due to
 FTDI of $112,000, $289,000,
 and $160,000 at June 30,
 1997, June 30, 1998, and
 March 31, 1999,
 respectively................      198,267    491,139     442,172      442,172
                               -----------  ---------  ----------   ----------
    Total current
     liabilities.............    2,264,859  2,362,859   3,079,840    3,079,840
                               -----------  ---------  ----------   ----------
Stockholders' equity
 (deficit):
Preferred stock, $.01 par
 value; 5,000,000 shares
 authorized; no shares issued
 and outstanding pro forma...          --         --          --           --
Class A common stock, $.01
 par value; 250,000,000
 shares authorized; 1,080,000
 shares issued and
 outstanding pro forma.......          --         --          --        10,800
Class B common stock, $.01
 par value; 100,000,000
 shares authorized;
 40,920,000 shares issued and
 outstanding pro forma.......          --         --          --       409,200
Additional paid-in capital...          --         --          --     8,989,200
Stockholder's deficit........   (2,017,737)  (150,616) (1,368,768)         --
Retained deficit.............          --         --          --    (1,777,968)
                               -----------  ---------  ----------   ----------
    Total stockholders'
     equity (deficit)........   (2,017,737)  (150,616) (1,368,768)   7,631,232
                               -----------  ---------  ----------   ----------
    Total liabilities and
     stockholders' equity
     (deficit)...............  $   247,122  2,212,243   1,711,072   10,711,072
                               ===========  =========  ==========   ==========

                See accompanying notes to financial statements.

                                  FTD.COM INC.

                            STATEMENTS OF OPERATIONS

                                                                  Nine months ended
                                 Years ended June 30,                 March 31,
                          ------------------------------------  ----------------------
                              1996         1997        1998        1998        1999
                          ------------  ----------  ----------  ----------  ----------
                                                                     (Unaudited)
Revenues:
  Order revenues and
   service fees, net of
   discounts............  $ 18,489,940  26,230,331  30,423,315  19,072,070  28,519,688
  Commissions from FTDI.           --          --          --          --    2,595,710
  Other revenues........        51,191      25,104     239,940       9,924      67,312
                          ------------  ----------  ----------  ----------  ----------
    Total revenues......    18,541,131  26,255,435  30,663,255  19,081,994  31,182,710
  Fulfillment and
   processing services,
   including expenses
   from FTDI of
   $1,517,027,
   $2,150,481 and
   $2,520,176 for the
   years ended June 30,
   1996, 1997, and 1998,
   respectively, and
   $1,417,012 and
   $2,146,604 for the
   nine months ended
   March 31, 1998 and
   1999, respectively...    15,431,163  22,283,726  26,324,568  16,800,747  24,518,905
                          ------------  ----------  ----------  ----------  ----------
Gross profit............     3,109,968   3,971,709   4,338,687   2,281,247   6,663,805
Operating expenses:
  Marketing and
   promotion, including
   expenses from FTDI of
   $1,542,990,
   $1,622,056, and
   $1,853,945 for the
   years ended June 30,
   1996, 1997, and 1998,
   respectively, and
   $1,111,797 and
   $2,561,256 for the
   nine months ended
   March 31, 1998 and
   1999, respectively...     4,187,929   4,863,708   5,994,464   3,614,471   7,797,304
  Technology
   development,
   including expenses
   from FTDI of
   $1,171,987,
   $1,292,546, and
   $1,153,469 for the
   years ended June 30,
   1996, 1997, and 1998,
   respectively, and
   $837,074 and $983,375
   for the nine months
   ended March 31, 1998
   and 1999,
   respectively.........     1,250,719   1,546,052   1,420,275   1,018,546   1,441,776
  General and
   administrative,
   including expenses
   from FTDI of
   $1,287,974,
   $1,508,808, and
   $1,707,252 for the
   years ended June 30,
   1996, 1997, and 1998,
   respectively, and
   $1,113,555 and
   $1,594,843 for the
   nine months ended
   March 31, 1998 and
   1999, respectively...     2,955,222   3,267,496   3,239,296   2,102,029   3,179,941
                          ------------  ----------  ----------  ----------  ----------
Total operating
 expenses...............     8,393,870   9,677,256  10,654,035   6,735,046  12,419,021
                          ------------  ----------  ----------  ----------  ----------
Loss from operations....    (5,283,902) (5,705,547) (6,315,348) (4,453,799) (5,755,216)
Interest expense........       225,577     266,633     176,287     169,811     131,046
                          ------------  ----------  ----------  ----------  ----------
Loss before income
 taxes..................    (5,509,479) (5,972,180) (6,491,635) (4,623,610) (5,886,262)
Income tax benefit......     2,203,792   2,388,872   2,596,654   1,849,444   2,354,505
                          ------------  ----------  ----------  ----------  ----------
Net loss................  $ (3,305,687) (3,583,308) (3,894,981) (2,774,166) (3,531,757)
                          ============  ==========  ==========  ==========  ==========
Pro forma basic and
 diluted loss per share.                            $     (.09)             $     (.08)
                                                    ==========              ==========
Pro forma shares used in
 the calculations of
 basic and diluted loss
 per share..............                            42,000,000              42,000,000
                                                    ==========              ==========

                See accompanying notes to financial statements.

                                  FTD.COM INC.

                      STATEMENTS OF STOCKHOLDER'S DEFICIT

Balance at June 30, 1995.......................................... $(1,628,381)

Contributions from FTDI...........................................   3,363,199

Loss before income taxes..........................................  (5,509,479)

Tax benefit utilized by FTDI......................................   2,203,792
                                                                   -----------

Balance at June 30, 1996..........................................  (1,570,869)

Contributions from FTDI...........................................   3,136,440

Loss before income taxes..........................................  (5,972,180)

Tax benefit utilized by FTDI......................................   2,388,872
                                                                   -----------

Balance at June 30, 1997..........................................  (2,017,737)

Contributions from FTDI...........................................   5,762,102

Loss before income taxes..........................................  (6,491,635)

Tax benefit utilized by FTDI......................................   2,596,654
                                                                   -----------
Balance at June 30, 1998..........................................    (150,616)

Contributions from FTDI (unaudited)...............................   2,313,605

Loss before income taxes (unaudited)..............................  (5,886,262)

Tax benefit utilized by FTDI (unaudited)..........................   2,354,505
                                                                   -----------

Balance at March 31, 1999 (unaudited)............................. $(1,368,768)
                                                                   ===========



                See accompanying notes to financial statements.

                                  FTD.COM INC.

                            STATEMENTS OF CASH FLOWS

                                                                 Nine months ended
                                Years ended June 30,                 March 31,
                          -----------------------------------  ----------------------
                             1996         1997        1998        1998        1999
                          -----------  ----------  ----------  ----------  ----------
                                                                    (Unaudited)
Net loss................  $(3,305,687) (3,583,308) (3,894,981) (2,774,166) (3,531,757)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Amortization of
   distribution
   agreements...........          --          --      520,833     208,333   1,132,500
  Changes in assets and
   liabilities:
    Accounts receivable.       (9,399)    (96,406)      4,173     139,683     165,248
    Prepaid expenses....        1,511      (2,351)      9,873     (40,076)   (107,827)
    Accounts payable....      (79,060)    662,167    (194,872)   (801,893)    630,078
    Unearned revenue....          --          --          --          --      135,870
    Accrued liabilities.       29,436    (116,542)    292,872      84,952     (48,967)
                          -----------  ----------  ----------  ----------  ----------
Net cash used in
 operating activities...   (3,363,199) (3,136,440) (3,262,102) (3,183,167) (1,624,855)
Net cash used in
 investing activities--
 purchases of
 distribution
 agreements.............          --          --   (2,500,000) (2,500,000)   (688,750)
Net cash provided by
 financing activities--
 contributions from
 FTDI...................    3,363,199   3,136,440   5,762,102   5,683,167   2,313,605
                          -----------  ----------  ----------  ----------  ----------
Cash at beginning and
 end of period..........  $       --          --          --          --          --
                          ===========  ==========  ==========  ==========  ==========



                See accompanying notes to financial statements.

                                  FTD.COM INC.

                         NOTES TO FINANCIAL STATEMENTS
(1) Description of Business

   FTD.COM INC. (the "Company") operates the www.ftd.com Web site and the 1-800-SEND-FTD toll-free telephone number, both of which provide consumers with the ability to order floral and other specialty gift products.

   The Company is wholly-owned by Florists' Transworld Delivery, Inc. ("FTDI"), which is a wholly-owned subsidiary of FTD Corporation ("FTD"). The Company was incorporated as a Delaware corporation in May of 1999 in connection with the filing of the Registration Statement described in note 6. The Company was formed by FTDI's predecessor, Florists' Transworld Delivery Association ("FTDA"), a not-for-profit association, as a wholly owned subsidiary in 1993 and was subsequently merged into FTDI in 1995.

(2) Summary of Significant Accounting Policies

Basis of Presentation

   Since the Company's inception, FTDI or its predecessor has provided funding for working capital. The Company participates in FTDI's cash management system. As a part of FTDI's central cash management system, all cash generated from and cash required to support the Company's operations are deposited and received through FTDI's corporate operating cash accounts. As a result, there are no separate bank accounts or records for these transactions. Accordingly, the amounts represented by the caption "Contributions from FTDI" in the Company's statements of cash flows represent the net effect of all cash transactions between the Company and FTDI.

   For all periods presented, certain expenses reflected in the financial statements include allocations of expenses from FTDI. These allocations take into consideration personnel, business volume, or other appropriate bases and generally include administrative expenses related to general management, insurance, information management, and other services provided to the Company by FTDI. Interest expense shown in the financial statements reflects interest expense associated with the Company's share of the aggregate borrowings of FTDI for each of the periods presented. Allocations of expenses are estimates based on management's best assessment of actual expenses incurred by the Company. It is management's opinion that the expenses charged to the Company are reasonable.

   The financial statements have been prepared as if the Company operated as a stand-alone entity since Inception. The financial information included herein may not necessarily reflect the financial position, results of operations, or cash flows of the Company in the future or what the balance sheets, results of operations, or cash flows of the Company would have been if it had been a separate, stand-alone publicly-held corporation during the periods presented.

                                  FTD.COM INC.

Accounts Receivable

   Accounts receivable includes amounts owed from corporate customers for purchases of floral, specialty gift products, and gift certificates through the Company's toll free number. The credit risk associated with collection of accounts receivable is minimal due to the nature of the quality of the customer base.

Distribution Agreements

   FTDI, on behalf of the Company, has entered into distribution agreements with various vendors, principally related to Internet advertising. The costs of these agreements are being amortized over their respective useful lives, which range from one to two years, using the straight-line method. The Company periodically evaluates whether events and circumstances that have occurred indicate that the remaining balances of intangibles may not be recoverable or that the remaining estimated useful lives may warrant revision. When such factors indicate that intangibles should be evaluated for possible impairment, the Company uses an estimate of undiscounted future cash flows to measure whether the intangibles are recoverable, and over what period. The Company has determined that as of June 30, 1998 there has been no impairment in the carrying value of the distribution agreements.

Income Taxes

   FTD.COM INC. is included in the consolidated U.S. income tax return of FTD. Pursuant to a tax sharing agreement, as amended, effective as of the consummation of the transaction described in note 6, the provision for income taxes of FTD.COM INC. has been calculated as if the Company was a stand-alone corporation filing separate tax returns.

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Cumulative taxes have been settled through stockholder's deficit.

Unaudited Pro Forma Financial Information

 Basic and Diluted Loss Per Share

   The Company computes net loss per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. At June 30, 1998 and March 31, 1999, weighted average common shares outstanding consist of 40,920,000 shares of common stock issued in conjunction with the incorporation of the Company on May 19, 1999 and 1,080,000 shares issued as a result of the automatic conversion of the 90,000 shares of Series A preferred stock into Class A common stock as described in note 6. Both issuances have been retroactively effected for the stock split described in note 6.

                                  FTD.COM INC.

 Balance Sheet

   The pro forma balance sheet at March 31, 1999 gives effect to the formation of FTD.COM INC. and the initial contribution of assets by FTDI and assumption of liabilities by the Company. In addition, the pro forma balance sheet assumes the issuance of the 90,000 shares of Series A Preferred Stock for consideration of $9,000,000 and its automatic conversion into Class A common stock as described in note 6. The pro forma balance sheet at March 31, 1999 has been retroactively effected for the stock split described in note 6.

Revenue and Cost Recognition

 Order Revenues and Service Fees

   The Company records revenues and costs for fulfillment and processing services when an order is fulfilled. Generally, when a customer makes a purchase that will be fulfilled by an FTD florist, the Company receives the order, charges the customer's credit card, and transmits the order to FTDI. FTDI then transmits the order to the fulfilling florist. The Company recognizes 100% of the order value as revenue and recognizes associated costs for fulfillment and processing services. Orders that are not fulfilled by an FTD florist, such as holiday gift baskets, are fulfilled by a manufacturer or third party distributor. In addition, the Company receives service fees for processing all orders. The service fees for orders placed over the Internet have ranged from $4.95 to $7.99, and the service fees for orders placed over the telephone have ranged from $8.95 to $9.99. From time to time, discounts are offered in connection with product promotions or holiday promotions to selected customer groups. Order revenues and service fees are reported net of discounts.

 Commissions

   Commissions revenue represents a fee paid to the Company by FTDI for orders that are cleared through the FTD Clearinghouse. Consistent with industry practice, commissions revenue is earned pursuant to an arrangement with FTDI effective as of July 1, 1998 and is recognized when the order is fulfilled.

Unearned Revenue

   Unearned revenue relates to gift certificates sold by the Company that the Company is required to repurchase if the gift certificates are not redeemed by July 31, 1999. Revenue is only recognized in respect of these certificates upon redemption.

Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in connection with the preparation of these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                  FTD.COM INC.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company has determined that the adoption of this new standard did not have an effect on the Company's disclosure for all periods presented because the Company currently operates as one segment.

Marketing and Promotion Costs

   Marketing and promotion costs, which principally consist of advertising, are charged to expense as incurred and include allocations from FTDI of $1,542,990, $1,622,056, and $1,853,945 in fiscal 1996, 1997, and 1998, respectively.
Effective as of the consummation of the transaction described in note 6, it is anticipated that FTDI will no longer allocate these marketing and promotion costs to the Company.

Concentration of Customer and Credit Risks

   The Company's customers are comprised of consumers that utilize the Web site or toll-free number and purchase products. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. As of June 30, 1997 and 1998, there were no significant concentrations of accounts receivable nor related credit risks.

Concentration of Suppliers

   The Company is dependent upon certain significant vendors to supply products, the floral fulfillment capability and gift product delivery capability necessary for the successful fulfillment of customer orders. In addition, the Company utilizes the communication network of FTDI as an important component of its operation. Although there are a limited number of suppliers of this type of system, management believes that other suppliers could provide a similar network on comparable terms. A change in suppliers, however, could cause a delay in order processing and fulfillment and a possible reduction in the quality of service, which could affect operating results adversely.

   The Company currently utilizes hardware, software, and services that support its web site, an important component of its operation, from a third party vendor under an operating service agreement. Although there are a limited number of web site service companies, management believes that other companies could provide acceptable service. The terms of

                                  FTD.COM INC.

the agreement provide for variable payments, which are based on the number of completed orders, and an annual term with renewal options. The cost to the Company for these services is therefore derived from the volume of order transactions. A change in service companies, however, could cause a possible reduction in the quality of service, which could affect operating results adversely.

Fair Value of Financial Instruments

   Financial instruments, including accounts receivable, accounts payable, and accrued liabilities are reflected in the financial statements at carrying or contract value. Those values were not materially different from their fair values.

Interim Financial Information

   The financial statements as of March 31, 1999 and for the nine months ended March 31, 1998 and 1999, respectively are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been included. The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the results to be achieved for the full fiscal year.

(3) Liquidity

   Operations for the current and prior years did not generate sufficient cash flow to satisfy current obligations. FTDI has funded such obligations and has made a commitment to continue to provide financing to the Company until the transaction described in note 6 is consummated.

(4) Related Party Transactions

   The Company engages in transactions with FTDI in the normal course of its business. These transactions include purchases of management and administrative services, network services, facility rental, and intellectual property license fees, among various other transactions as follows:

   FTDI pays the Company commissions for orders that are cleared through the FTD Clearinghouse. For these orders, FTDI also charges the Company customary clearing fees. The Company also utilizes FTDI's credit card processing services. FTDI charges the Company a percentage of the order value to utilize these credit card processing services. Costs for clearing services and credit card processing expenses are included in fulfillment and processing services, and amounted to $1,517,027 in fiscal 1996, $2,150,481 in fiscal 1997,
$2,520,176 in fiscal 1998, and $1,417,012 and $2,146,604 in the nine months ended March 31, 1998 and 1999, respectively.

                                  FTD.COM INC.

   The Company uses FTDI's trademarks in connection with the sale of goods and services through its Web site and toll-free telephone number. The Company expects to enter into an agreement, effective as of the consummation of the transaction described in note 6, with FTDI that includes provisions for royalty payments of 1% of order revenues and service fees, net of discounts, a 99-year term, and termination at FTDI's option in the event that 20% or more of the Company's ownership is obtained by an organization not affiliated with FTDI. Consistent with management's decision to allocate various historical costs and expenses between the Company and FTDI, this royalty expense has been included in general and administrative expenses. This royalty expense amounted to $184,899, $262,303, $304,233 in fiscal 1996, 1997 and 1998, respectively, and
$190,721 and $285,197 in the nine months ended March 31, 1998 and 1999, respectively.

   Administration costs for services provided by FTDI to the Company were determined by identifying all of FTDI's personnel who supported the Company. Their pay, based on the estimated number of hours of service provided, plus benefits, was used to calculate these costs.

   The Company does not maintain separate physical facilities. It uses space of FTDI and is charged a market rate estimate. The Company is also charged a pro-rata share, based on square footage, of the utilities, property taxes, and other occupancy costs. Internet/telecom usage costs include an allocation of monthly depreciation for all hardware and software based on usage by the Company, as well as monthly rates for telecommunications expenses consumed by the Company.

   FTDI also provides the Company with various services, including technical, human resources, accounting, administrative, legal and other. In consideration for these services, FTDI has allocated a portion of its overhead costs related to such services to the Company. The allocations were estimated using proportional cost allocation methods.

   Operating expenses include $3,818,052, $4,161,107 and $4,410,433 in fiscal 1996, 1997 and 1998, respectively, and $2,871,705 and $4,854,277 in the nine months ended March 31, 1998 and 1999, respectively, in allocated expenses related to above described administration costs, facilities, occupancy, internet/telecom usage and overhead costs related to the various services provided by FTDI. In management's opinion, the methods to identify and allocate costs to the Company for these services provided by FTDI are reasonable.

   Employees of the Company are eligible for various benefits under programs maintained by FTDI. Any related assets or liabilities are not included in the Company's financial statements, but rather, are reported as part of stockholder's deficit.

                                  FTD.COM INC.

(5) Income Taxes

   Income tax benefit for the years ended June 30, 1996, 1997, and 1998 consists of:

                                                   Current   Deferred   Total
                                                  ---------- -------- ----------
Year ended June 30, 1996:

  U.S. Federal................................... $1,780,113 $      0 $1,780,113

  State and local................................    423,679        0    423,679
                                                  ---------- -------- ----------
                                                  $2,203,792 $      0 $2,203,792
                                                  ========== ======== ==========
Year ended June 30, 1997:

  U.S. Federal...................................  1,929,611        0  1,929,611

  State and local................................    459,261        0    459,261
                                                  ---------- -------- ----------
                                                  $2,388,872 $      0 $2,388,872
                                                  ========== ======== ==========
Year ended June 30, 1998:

  U.S. Federal...................................  1,951,603  145,844  2,097,447

  State and local................................    464,495   34,712    499,207
                                                  ---------- -------- ----------
                                                  $2,416,098 $180,556 $2,596,654
                                                  ========== ======== ==========

   Income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to losses before income tax expense as a result of the net-of-tax effect of state and local income taxes.

   Deferred income tax expense for the year ended June 30, 1998 is derived from the excess amortization of the distribution agreement for financial reporting purposes over tax reporting in the amount of $451,389.

   At June 30, 1998, cumulative taxes since the acquisition of FTDA by FTD Corporation of $7,645,818, representing $7,465,262 of tax loss benefits and $180,556 of deferred taxes associated with the distribution agreement, have been settled through stockholder's deficit.

(6) Subsequent Events

   On May 19, 1999, the Company was incorporated and was capitalized through the authorization of 250,000,000 shares of Class A common stock and 100,000,000 shares of Class B common stock and the issuance of 3,410,000 Class B common stock to FTDI. The Company intends to file a registration statement with the Securities and Exchange Commission to offer shares of Class A common stock to the public. In addition, in connection with the Company's incorporation, 5,000,000 shares of preferred stock were authorized.

   On May 19, 1999, the Company designated 90,000 shares of preferred stock as Series A 8% Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred Stock"). On May 20, 1999, 30,000 shares of the Series A Preferred Stock were issued and sold to an investor for consideration of $3,000,000. On May 25, 1999, 60,000 shares of the Series A

                                  FTD.COM INC.

Preferred Stock were issued and sold to an investor for consideration of $6,000,000. Each share of Series A Preferred Stock will convert into a number of shares of Class A common stock pursuant to the conversion ratio described in the certificate of amendment to the Company's certificate of incorporation, which is filed as an exhibit to the registration statement. The conversion will occur upon the closing of the public offering contemplated by the registration statement. In the event the public offering is not consummated prior to February 20, 2000, the Series A Preferred Stock will be redeemable at the option of the Company or the holders thereof, in an amount equal to 100% of the liquidation preference plus accrued and unpaid dividends. In addition, if the Company fails to make the payments required in connection with the holders' exercise of their optional redemption rights, the holders of the Series A Preferred Stock have the right to designate one director of the Company.

   Upon closing of the sale of Class A common stock to the public, the Company and its Parent expect to enter into certain agreements governing various interim and ongoing relationships, including an intercompany services agreement, commission agreement, indemnification agreement and trademark license agreement, and an amendment to an existing tax sharing agreement. The terms of such agreements generally provide for services to be rendered by FTDI similar to those described in note 4. The costs of general corporate services will be charged based on FTDI cost plus five percent. The costs of space sharing will be charged based on prevailing market prices with respect to usage and FTDI cost plus five percent with respect to attributable operating expenses. FTDI will provide access to the Mercury Network, the FTD Clearinghouse, FTDI's Retrans service and the FTD credit card processing program. The rates or amounts to be paid by the Company under these agreements are not expected to be materially different than the rates or amounts currently being charged by FTDI.

   On             , 1999, the Company's Board of Directors approved a 12-for-1 stock split of the Company's outstanding Class B common stock. All share and per share data have been retroactively adjusted to reflect the incorporation of the Company on May 19, 1999 and the 12-for-1 stock split as if all shares were outstanding for all periods presented.

   The Company also entered into an amendment to FTDI's and FTD's tax sharing agreement pursuant to which the Company's operating results will be included in the consolidated tax returns of FTD. The Company will pay its proportionate share of FTD's tax liability computed as if it were filing a separate federal income tax return or FTD will refund any tax loss benefit attributable to the Company if the benefit would have been realized had the Company filed its own federal income tax return. The amendment to the tax sharing agreement is effective upon the closing of the sale of Class A common stock to the public.

   The Company and FTDI also intend to enter into a service agreement under which FTDI will obtain online hosting services from the Company, which will provide FTDI member florists with listings in an Internet directory and opportunities to operate Web sites within a directory for a fee. The agreement will have a one-year term subject to adjustment annually.

                                  FTD.COM INC.

                   NOTES TO FINANCIAL STATEMENTS--(Concluded)
   FTDI is a party to a credit agreement that imposes various restrictions on FTDI and its subsidiaries, including restrictions that limit the incurrence of additional debt, pay dividends or make other payments or investments, consummate asset sales, incur liens, merge, consolidate, or dispose of substantial assets, among other restrictions. In addition, substantially all of the assets of FTDI and its subsidiaries are pledged as security under the credit agreement. In connection with the capitalization of the Company, the credit agreement has been amended to exclude the Company from these terms and restrictions in exchange for FTDI's pledge of its shares in the Company and other monetary consideration.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Prospective investors may rely only on the information contained in this prospectus. Neither FTD.COM nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any of these jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

                            -----------------------
                               TABLE OF CONTENTS
                            -----------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   29
Dividend Policy...........................................................   29
Capitalization............................................................   30
Dilution..................................................................   31
Selected Financial Data...................................................   32
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   34
Business..................................................................   45
Management................................................................   54
Principal Stockholders....................................................   69
Transactions with Management and Others...................................   71
Description of Capital Stock..............................................   77
Shares Eligible for Future Sale...........................................   83
Underwriting..............................................................   85
Legal Matters.............................................................   89
Experts...................................................................   89
Where You Can Find More Information.......................................   89
Index to Financial Statements.............................................  F-1

                               ----------------

Dealer Prospectus Delivery Obligation:

Until     , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               5,500,000 Shares

                             Class A Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                           Bear, Stearns & Co. Inc.

                                 Thomas Weisel
                                 Partners LLC

                              Volpe Brown Whelan
                                   & Company

                           E*TRADE Securities, Inc.

                                        , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

Item 13. Other Expenses of Issuance and Distribution.

   The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Company. All amounts are estimates, other than the Securities and Exchange Commission registration fee, the NASD fee and the Nasdaq listing fee.

      Securities Exchange Commission Registration fee............... $   26,376
      National Association of Securities Dealers, Inc. fee..........      9,500
      Nasdaq listing fee............................................     95,000
      Accounting fees and expenses..................................    500,000
      Legal fees and expenses.......................................    500,000
      Printing and engraving........................................    200,000
      Transfer agent fees and expenses..............................      1,000
      Miscellaneous expenses........................................    468,124
                                                                     ----------
          Total..................................................... $1,800,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   Section 102 of the Delaware General Corporation Law, as amended ("DGCL"), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

   Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the Company, unless the court believes that in the light of all the circumstances indemnification should apply.

   Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

   Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to FTD.COM or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under the section 174 of the DGCL regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   These provisions are permitted under Delaware law.

   Our Bylaws provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  . we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

   The indemnification provisions contained in FTD.COM's Certificate of Incorporation and Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, FTD.COM maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15. Recent Sales of Unregistered Securities.

   Prior to the completion of the offering described herein, FTD.COM issued 3,410,000 shares (40,920,000 shares after giving effect to the 12-for-1 stock split discussed in note 6 of the notes to the financial statements included in this registration statement) of Class B common stock to Florists' Transworld Delivery, Inc. in connection with the formation of FTD.COM. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof because it was a transaction by an issuer not involving any public offering in accordance with Rule 152 under the Securities Act.

   On May 20, 1999, we sold 30,000 shares of our Series A 8% Cumulative Redeemable Convertible Preferred Stock to DBV Investments, L.P. for consideration of $3.0 million in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D.

   On May 25, 1999, we sold 60,000 shares of our Series A 8% Cumulative Redeemable Convertible Preferred Stock to Buena Vista Internet Group for consideration of $6.0 million in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

    (a) Exhibits:

        Exhibit Description of Exhibit
        ------- ----------------------
         1.1+   Underwriting Agreement

         3.1+   Certificate of Incorporation of FTD.COM

         3.2+   Certificate of Amendment to Certificate of Incorporation of
                FTD.COM relating to Series A 8% Cumulative Redeemable
                Convertible Preferred Stock

         3.3+   Bylaws of FTD.COM

         4.1+   Specimen certificate for FTD.COM's Class A common stock

         4.2+   Stockholders' Agreement, dated as of December 19, 1994, among
                Perry Acquisition Partners, L.P., the Co-Investors named therein and FTD Corporation

         4.3+ Registration Rights Agreement, dated as of May 20, 1999, between FTD.COM and DBV Investments, L.P.

         4.4+   Registration Rights Agreement between FTDI and FTD.COM

         4.5+ Registration Rights Agreement, dated as of May 25, 1999, between FTD.COM and Buena Vista Internet Group

         5.1+   Opinion of Jones, Day, Reavis & Pogue

        10.1+   Formation Agreement, dated as of May 19, 1999, between FTDI and
                FTD.COM

        10.2+   Form of Intercompany Services Agreement between FTDI and
                FTD.COM

        10.3    Form of Trademark License Agreement between FTDI and FTD.COM

        10.4+   Form of Intercompany Indemnification Agreement among FTD
                Corporation, FTDI and FTD.COM

        10.5+   Tax Sharing Agreement, dated as of December 19, 1994, between
                Perry Capital Corp. and FTDI.

        10.6+   Form of First Amendment to Tax Sharing Agreement among FTD
                Corporation, FTDI and FTD.COM

        10.7+   Form of Florists Online Hosting Agreement between FTDI and
                FTD.COM

        10.8+   Form of Commission Agreement between FTDI and FTD.COM

        10.9+   Agreement and Plan of Merger, dated as of August 2, 1994, among
                Florists' Transworld Delivery Association, Perry Capital Corp.
                and IRIS Acquisition Corp.

        10.10+ Mutual Support Agreement, dated as of December 18, 1994, between Florists' Transworld Delivery Association and FTD
                Association

        10.11+  Supplemental Mutual Support Agreement, dated as of January 11,
                1996, between Florists' Transworld Delivery Association and FTD
                Association

        10.12+ Trademark License Agreement, dated as of December 18, 1994, between Florists' Transworld Delivery Association and FTD
                Association

        10.13+  Letter Agreement regarding employment of Peter K. Poli

        10.14+  FTD.COM INC. 1999 Equity Incentive Plan

        10.15+ Form of Non-qualified Stock Option Agreement to be used in connection with grants of stock options under the 1999 Equity
                Incentive Plan

        10.16+  Letter Agreement regarding employment of Brian G. Chapman

        10.17* APAC Teleservices Agreement, dated as of October 1, 1996, between FTDI and APAC TeleServices, Inc., assigned to FTD.COM by FTDI pursuant to the Formation Agreement, dated as of May
                19, 1999, between FTDI and FTD.COM

        23.1    Consent of KPMG LLP

        23.2+   Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)

        24.1+   Power of Attorney

----------
+  Previously filed.

* Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933.

    (b) Financial Statement Schedules:

   No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 21, 1999.

                                          ftd.com inc.

                                                 /s/ Michael J. Soenen
                                          By __________________________________
                                                     Michael J. Soenen
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated and on the 21st day of July, 1999.

              Signature                           Title
              ---------                           -----

                  *                   Chairman of the Board
 ____________________________________
           Richard C. Perry

      /s/ Michael J. Soenen           President, Chief Executive
 ____________________________________  Officer and Director
          Michael J. Soenen            (Principal Executive
                                       Officer)

        /s/ Peter K. Poli             Vice President and Chief
 ____________________________________  Financial Officer
            Peter K. Poli              (Principal Financial and
                                       Accounting Officer)

                  *                   Director
 ____________________________________
            Habib Y. Gorgi

                  *                   Director
 ____________________________________
            Veronica K. Ho

                  *                   Director
 ____________________________________
          Gary K. Silberberg

* The undersigned by signing his name hereunto has hereby signed this Amendment No. 4 to Registration Statement on behalf of the above-named directors, on July 21, 1999, pursuant to a power of attorney executed on behalf of each such director and filed with the Securities and Exchange Commission.

     /s/ Michael J. Soenen
By: ___________________________
        Michael J. Soenen

                               INDEX TO EXHIBITS

 Exhibit Description of Exhibit
 ------- ----------------------
  1.1+   Underwriting Agreement

  3.1+   Certificate of Incorporation of FTD.COM

  3.2+ Certificate of Amendment to Certificate of Incorporation of FTD.COM relating to Series A 8% Cumulative Redeemable Convertible Preferred
         Stock of FTD.COM

  3.3+   Bylaws of FTD.COM

  4.1+   Specimen certificate for FTD.COM's Class A common stock

  4.2+   Stockholders' Agreement, dated as of December 19, 1994, among Perry
         Acquisition Partners, L.P., the Co-Investors named therein and FTD
         Corporation

  4.3+   Registration Rights Agreement, dated as of May 20, 1999, between
         FTD.COM and DBV Investments, L.P.

  4.4+   Registration Rights Agreement between FTDI and FTD.COM

  4.5+   Registration Rights Agreement, dated as of May 25, 1999, between
         FTD.COM and Buena Vista Internet Group

  5.1+   Opinion of Jones, Day, Reavis & Pogue

 10.1+   Formation Agreement, dated as of May 19, 1999, between FTDI and
         FTD.COM

 10.2+   Form of Intercompany Services Agreement between FTDI and FTD.COM

 10.3    Form of Trademark License Agreement between FTDI and FTD.COM

 10.4+   Form of Intercompany Indemnification Agreement among FTD Corporation,
         FTDI and FTD.COM

 10.5+   Tax Sharing Agreement, dated as of December 19, 1994, between Perry
         Capital Corp. and FTDI.

 10.6+   Form of First Amendment to Tax Sharing Agreement among FTD
         Corporation, FTDI and FTD.COM

 10.7+   Form of Florists Online Hosting Agreement between FTDI and FTD.COM

 10.8+   Form of Commission Agreement between FTDI and FTD.COM

 10.9+   Agreement and Plan of Merger, dated as of August 2, 1994, among
         Florists' Transworld Delivery Association, Perry Capital Corp. and
         IRIS Acquisition Corp.

 10.10+  Mutual Support Agreement, dated as of December 18, 1994, between
         Florists' Transworld Delivery Association and FTD Association

 10.11+ Supplemental Mutual Support Agreement, dated as of January 11, 1996, between Florists' Transworld Delivery Association and FTD Association

 10.12+  Trademark License Agreement, dated as of December 18, 1994, between
         Florists' Transworld Delivery Association and FTD Association

 10.13+  Letter Agreement regarding employment of Peter K. Poli

 10.14+  FTD.COM INC. 1999 Equity Incentive Plan

 10.15+ Form of Non-qualified Stock Option Agreement to be used in connection with grants of stock options under the 1999 Equity Incentive Plan

 10.16+  Letter Agreement regarding employment of Brian G. Chapman

 10.17* APAC Teleservices Agreement, dated as of October 1, 1996, between FTDI and APAC TeleServices, Inc., assigned to FTD.COM by FTDI pursuant to the Formation Agreement, dated as of May 19, 1999, between FTDI and FTD.COM

 23.1    Consent of KPMG LLP

 23.2+   Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)

 24.1+   Power of Attorney

----------
+  Previously filed.

* Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933.